UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

For Immediate Release:	May 15, 2008

Financial Statements for Fiscal 2007 <under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan

Representative:	Name: Title:	Terunobu Maeda President & CEO	Ordinary General Meeting of Shareholders (scheduled):	June 26, 2008
Filing of Yuka Shoken Hokokusho to the Kanto
For Inquiry:	Name:	Mamoru Kishida	Local Finance Bureau (scheduled):	June 27, 2008
	Title: Phone:	General Manager, Accounting +81-3-5224-2030	Commencement of Dividend Payment (scheduled):	June 26, 2008
			Trading Accounts :	Established

Amounts less than one million yen and one decimal place are rounded down.

1. Financial Highlights for Fiscal 2007 (for the fiscal year ended March 31, 2008)

(1) Consolidated Results of Operations

	(%: Changes from previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2007	4,523,510	10.3	397,120	(46.9)	311,224	(49.8)
Fiscal 2006	4,099,654	15.2	748,170	(18.7)	620,965	(4.4)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2007	25,370.25	24,640.00	8.5	0.2	8.7
Fiscal 2006	51,474.49	48,803.07	16.7	0.4	18.2

Reference:	Equity in Income from Investments in Affiliates:
Fiscal 2007: ¥9,083 million; Fiscal 2006: ¥9,324 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
Fiscal 2007	154,412,105	5,694,159	2.5	254,722.01	11.69	*
Fiscal 2006	149,880,031	6,724,408	3.2	336,937.64	12.48

Reference:	Own Capital:	* Preliminary
As of March 31, 2008: ¥ 3,902,114 million; As of March 31, 2007: ¥4,911,293 million
Notes: 1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Minority Interests) / Total Assets × 100
2.	Consolidated Capital Adequacy Ratio (BIS) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2007	170,714	(1,118,704)	(85,087)	2,055,793
Fiscal 2006	(3,104,934)	3,221,212	(417,280)	3,089,030

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share			Total Cash Dividends (Annual)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	Interim period-end	Fiscal year-end	Annual
	¥	¥	¥	¥ million	%	%
Fiscal 2006	—	7,000	7,000	83,081	13.5	2.2
Fiscal 2007	—	10,000	10,000	133,898	39.4	3.3
Fiscal 2008 (estimate)	—	10,000	10,000		21.0

Note: 1.	Please refer to p.1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.
2.	Please refer to p.1-3 for Cash Dividends per Share for Fiscal 2008 (estimate).

3. Earnings Estimates for Fiscal 2008 (for the fiscal year ending March 31, 2009)

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥

1H F2008	2,100,000	(6.9)	350,000	(12.3)	250,000	(23.5)	21,945.86
Fiscal 2008	4,300,000	(4.9)	770,000	93.8	560,000	79.9	47,405.21

Note: The number of shares of common stock used in calculating the above Net Income per Share of Common Stock is based on the number of outstanding shares of common stock as of March 31, 2008. It does not take into account the eventuality of a decrease in the number of shares of common stock as a result of the repurchase of own shares (common shares) announced today (May 15, 2008) or any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock or any other factors.

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Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Fiscal Year
(changes in specified subsidiaries accompanying changes in scope of consolidation): No

(2)	Changes in Accounting Methods and Presentation of Consolidated Financial Statements
(a)	Changes due to revisions of accounting standards etc.: Yes
(b)	Changes other than (a) above: Yes

Please refer to:

Standards of Accounting Method 2,4,11,13,14,15
Changes in the Basis for Presentation of Consolidation
Note to consolidated statement of cash flows 2

(3) Issued Shares

	Fiscal 2007		Fiscal 2006
	Average Outstanding Shares	Year-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	11,542,597	11,396,254	11,907,221	11,872,195
(Treasury Stock)	62,655	4,585	299,671	265,040
Common Stock (excluding Treasury Stock)	11,479,941	11,391,669	11,607,550	11,607,155
Fourth Series Class IV Preferred Stock	—	—	38,630	—
Sixth Series Class VI Preferred Stock	—	—	38,630	—
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690

Note:	Listed above is the number of shares, based on which Net Income per share of common stock (consolidated basis) was calculated.

(Reference) Non-consolidated Financial Statements for Fiscal 2007

1. Financial Highlights for Fiscal 2007 (for the fiscal year ended March 31, 2008)

(1) Non-Consolidated Results of Operations

	(%: Changes from previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2007	806,519	(35.4)	787,155	(36.0)	772,635	(36.5)	811,002	(34.5)
Fiscal 2006	1,250,099	869.1	1,230,893	965.5	1,218,468	973.9	1,239,710	56.8

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2007	68,658.41	64,138.22
Fiscal 2006	102,168.76	95,550.05

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2007	4,658,922	3,512,845	75.4	220,538.65
Fiscal 2006	4,764,036	3,176,404	66.6	183,338.04

Reference: 1.	Own Capital:
As of March 31, 2008: ¥3,512,845 million; As of March 31, 2007: ¥3,176,404 million
2.	Maximum amount available for dividends as of March 31, 2008: ¥1,582,289 million (note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

2. Earnings Estimates for Fiscal 2008 (for the fiscal year ending March 31, 2009)

	(%: Changes from corresponding period of previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
1H F2008	430,000	(28.9)	420,000	(29.5)	410,000	(30.3)	450,000	(28.1)	39,500.39
Fiscal 2008	450,000	(44.2)	430,000	(45.3)	410,000	(46.9)	450,000	(44.5)	37,746.97

Note:	The number of shares of common stock used in calculating the above Net Income per Share of Common Stock is based on the number of outstanding shares of common stock as of March 31, 2008. It does not take into account the eventuality of a decrease in the number of shares of common stock as a result of the repurchase of own shares (common shares) announced today (May 15, 2008) or any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock or any other factors.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock is as follows:

	Cash Dividends per Share			Total Cash Dividends (Annual)
	Interim period-end	Fiscal year-end	Annual
	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2006	—	20,000	20,000	18,874
Fiscal 2007	—	20,000	20,000	18,874
Fiscal 2008 (estimate)	—	20,000	20,000
Thirteenth Series Class XIII Preferred Stock
Fiscal 2006	—	30,000	30,000	1,100
Fiscal 2007	—	30,000	30,000	1,100
Fiscal 2008 (estimate)	—	30,000	30,000

* As for the Note 2 in 2. Cash Dividends for Shareholders of Common Stock

As a result of Abolishment of the Fractional Share System and Lowering of the Minimum Investment Amount announced today (May 15, 2008), if we conduct the allotment of shares of fractions of a share without consideration that will be effective on January 4, 2009, after such allotment of shares or fractions of a share without consideration, the year-end cash dividend per share of common stock will be ¥10, the cash dividend per share for the Eleventh Series Class XI Preferred Stock will be ¥20, and the cash dividend per share for the Thirteenth Series Class XIII Preferred Stock will be ¥30.

Per Share Information (consolidated basis)

	Fiscal 2006	Fiscal 2007
Total Net Assets per Share of Common Stock	¥336,937.64	254,722.01
Net Income per Share of Common Stock	¥51,474.49	25,370.25
Diluted Net Income per Share of Common Stock	¥48,803.07	24,640.00

1. Total Net Assets per Share of Common Stock is based on the following information.

		Fiscal 2006	Fiscal 2007
Total Net Assets per Share of Common Stock
Total Net Assets	¥ million	6,724,408	5,694,159
Deductions from Total Net Assets	¥ million	2,813,521	2,792,451
Paid-in Amount of Preferred Stock	¥ million	980,430	980,430
Cash Dividends on Preferred Stock	¥ million	19,975	19,975
Minority Interests	¥ million	1,813,115	1,792,045
Net Assets (year-end) related to Common Stock	¥ million	3,910,887	2,901,708
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	11,607	11,391

2. Net Income per Share of Common Stock is based on the following information.

		Fiscal 2006	Fiscal 2007
Net Income per Share of Common Stock
Net Income	¥ million	620,965	311,224
Amount not attributable to Common Stock	¥ million	23,472	19,975
Cash Dividends on Preferred Stock	¥ million	19,975	19,975
Deemed Dividends on Cancellation of Preferred Stock	¥ million	3,497	—
Net Income related to Common Stock	¥ million	597,492	291,249
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	11,607	11,479

3. Diluted Net Income per Share of Common Stock is based on the following information.

		Fiscal 2006	Fiscal 2007
Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	18,874	18,874
Cash Dividends on Preferred Stock	¥ million	18,874	18,874
Increased Number of Shares of Common Stock	Thousands of shares	1,022	1,106
Preferred Stock	Thousands of shares	1,022	1,106
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

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Mizuho Financial Group, Inc.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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Mizuho Financial Group, Inc.

1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(Please refer to Summary of Financial Results for Fiscal 2007 for more information)

(1) Analysis of Results of Operations

Looking back over the global economic climate during the fiscal year ended March 31, 2008, in addition to the sharp slowdown of the U.S. economy due to slower growth in personal consumption, declines in housing investment or other causes attributable mainly to the subprime loan problem, the European economy also seems to be slowing down and there has been concern about its effect on the world economy, including Asia. Especially during the latter half of the fiscal year, the turmoil caused by the subprime loan problem, such as rapidly rising concerns over liquidity risks on securitized instruments, expanded in the international financial and capital markets. As a result, global financial institutions announced one after another significant losses and their capital reinforcement to cover such losses, and the unstable situation still continues. As for the Japanese economy, while soaring prices of crude oil and raw materials are damping growth of corporate earnings, the turmoil in the financial and capital markets and the rapid rise in the yen’s exchange rate started to have an influence on the actual economy in 2008. As a result, business sentiment is worsening.

Japanese stock prices held firm during the first half of the fiscal year but dropped substantially during the latter half of the period in the wake of an increasingly intensified downturn in the U.S. economy. In spite of a temporary rise in long-term yen interest rates at the beginning of the fiscal year, the rates turned downward during the latter half of the period due to the declining trends in U.S. interest rates, etc., and remained below the levels at the beginning of the fiscal year.

Financial institutions are required to further strengthen the system of internal controls in response to global concerns over the economic slowdown and turmoil in the financial and capital markets, especially at a time when financial deregulation, including the broadening of the scope of services that may be offered, is being promoted. In this changing economic environment, it becomes ever more important for Mizuho Financial Group (the “Group”) to secure a competitive edge over our rivals and further strengthen profitability while further enhancing corporate governance such as risk management.

Reflecting the above economic environment, suffering from the dislocation in the global financial market which stemmed from the US subprime loan problem, Net Income amounted to ¥311.2 billion, decreasing by ¥309.7 billion from the previous fiscal year.

Taking segment information by type of business for MHFG and its consolidated subsidiaries categorized under banking business (banking and trust banking business), securities business and other, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥774.0 billion for banking business, ¥(400.5) billion for securities business and ¥29.7 billion for other. Looking at segment information by geographic area categorized under Japan, the Americas, Europe and Asia/Oceania, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥681.7 billion for Japan, ¥33.5 billion for the Americas, ¥(353.7) billion for Europe and ¥46.6 billion for Asia/Oceania.

As for earnings estimates for fiscal 2008, we estimate Ordinary Income of ¥4,300.0 billion, Ordinary Profits of ¥770.0 billion and Net Income of ¥560.0 billion on a consolidated basis.

The above estimates are based on information that is available at this moment and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events. Please refer to “forward-looking statements” on page 1-4.

(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2008 amounted to ¥154,412.1 billion, increasing by ¥4,532.0 billion from the end of the previous fiscal year, mainly due to increases in Trading Assets of ¥3,441.6 billion and others.

Securities were ¥33,958.5 billion, decreasing by ¥2,091.4 billion from the end of the previous fiscal year. The balance of Loans and Bills Discounted amounted to ¥65,608.7 billion, decreasing by ¥355.5 billion from the end of the previous fiscal year.

Deposits amounted to ¥76,175.3 billion, increasing by ¥1,372.2 billion from the end of the previous fiscal year as a result of the steady growth in personal deposits.

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Net Cash Provided in Operating Activities was ¥170.7 billion mainly due to increased Deposits. Net Cash Used by Investing Activities was ¥1,118.7 billion mainly due to repurchase of securities, and Net Cash Used in Financing Activities was ¥85.0 billion mainly due to repurchase of treasury stock and Cash Dividends Paid. As a result, Cash and Cash Equivalents as of March 31, 2008 was ¥2,055.7 billion.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 11.69%. (Preliminary)

	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Basel I	11.35%	11.91%	11.59%	11.58%	10.84%
Basel II				12.48%	11.69%

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2007 and Forecast Dividend Payment for Fiscal 2008

We will place our management emphasis on ROE from the perspective of effective utilization of our capital and consider returning profits to the shareholders while maintaining and strengthening our capital base.

Based on this policy, in view of our consolidated financial results, the level of Retained Earnings and other factors, we proposed increasing the year-end cash dividend per share of common stock for fiscal 2007 by ¥3,000 from the previous fiscal year to ¥10,000 as estimated before. We also proposed making dividend payments on preferred stock as prescribed (i.e, a cash dividend of ¥20,000 per share for the Eleventh Series Class XI Preferred Stock and a cash dividend of ¥30,000 per share for the Thirteenth Series Class XIII Preferred Stock).

As for the dividend forecast for fiscal 2008, we estimate a dividend payment of ¥10,000 per share of common stock, considering the aforementioned earnings estimates for fiscal 2008 and other factors*.

We started to repurchase and cancel our own shares (common shares) in fiscal 2007 for the purpose of, among other things, offsetting the potential dilutive effects, relating to the possibility that the number of issued and outstanding shares of our common stock will increase after the commencement of the conversion period (from July 1, 2008) of the Eleventh Series Class XI Preferred Stock (the “convertible preferred stock issued to the private sector’’, ¥943.7 billion issue amount in aggregate). We will continue to address the potential dilutive effects in relation to the convertible preferred stock issued to the private sector, aiming to complete the process in about two years, by establishing additional repurchase limits and repurchasing and canceling our own shares based on market conditions, our earning trends and other factors.

* As we announced today, if we conduct the allotment of shares or fractions of a share without consideration that will be effective on January 4, 2009, the year-end cash dividend per share of common stock after the allotment of shares or fractions of a share without consideration will be ¥10.

The above dividend estimate is based on information that is currently available to us and on assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on page 1-4.

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2. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking business, together with securities business, trust and asset management business among others.

(Note) DIAM Co., Ltd. is an affiliate of MHFG.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following companies are listed on Japanese domestic stock exchanges.

Company Name	Location	Main Business	Ownership Percentage %	Listed Stock Exchanges
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	69.9 0.2	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)

Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 66.8	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Shinko Securities Co., Ltd	Chuo-Ku, Tokyo	Securities Business	27.4 27.4	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

The three global groups organized on the basis of customer needs within the Group will steadily implement the business strategies while maximizing their respective characteristics. The Group companies will work to strengthen profitability by providing the best financial services to their customers through utilization of their respective strengths and promotion of mutual collaboration within the Group. We will also strive to win the further confidence of domestic and overseas customers by establishing a solid compliance structure and advanced risk management system.

[Business Strategy] (Please refer to “Management Structure of Mizuho” on page 1-11)

(The Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) will promote its “investment banking strategy” and “global strategy,” with a selective and agile allocation of management resources through careful assessment of the uncertain market conditions. In addition, establishing its global business platform, including risk management, MHCB will aim to become Japan’s top global investment bank by working in collaboration with Mizuho Securities Co. Ltd. (“MHSC”). Specifically, based on the Financial Holding Company (“FHC”) status under the U.S. Bank Holding Company Act which it acquired in December 2006, MHCB will develop its comprehensive investment banking business by combining its banking and securities capabilities in the United States, the world’s largest financial market. With the establishment of Mizuho Corporate Bank (China), which began operations in June 2007, we will further develop business bases in China and expand the network strategically and responsively in the Americas, Asia, Europe and the Middle East. We have been establishing cooperative business relationships with major financial institutions in countries such as China and India through alliances and investments in these financial institutions. We will continuously promote strategic business cooperation with overseas financial institutions in order to complement our branch networks and to support our customers with more fine-tuned services as they expand their businesses globally.

MHSC has already reviewed its internal control systems, including risk management, and worked on strengthening such systems. Moreover, MHSC will strive to reform drastically its business operations by promptly implementing the “Business Restructuring Program” announced in April 2008. In particular, MHSC will aim to restore and strengthen profitability by selectively allocating management resources. In addition, MHSC will steadily promote its plan to strengthen its risk management and overseas office management system for market related business operations. Further, in order to ensure efficient and agile organizational operation, MHSC will promptly streamline its organizational structure by cutting the number of departments in half, while implementing a reduction in workforce of around 300 employees, including voluntary resignations, a 20% reduction in various costs compared with fiscal year 2007 and a reduction of board members’ compensation. Following these actions, MHSC will proceed with thorough preparations necessary to conclude smoothly its merger with Shinko Securities Co., Ltd. in May 2009 (scheduled).

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Mizuho Financial Group, Inc.

(The Global Retail Group)

Aiming to become the “strongest retail bank in Japan,” based on its strong customer base and human resources, Mizuho Bank, Ltd. (“MHBK”) will establish a strong revenue base and a highly efficient business model by strategically allocating management resources to promising business areas, managing its loan business by taking credit costs into consideration and further enhancing group collaboration within the Group. Specifically, MHBK will enhance consulting services to individual customers and improve its assets under management by having 500 manned business offices, increasing the number of financial consultants to 4,000, actively establishing “Planet Booths” and building a support system at all branches by the Trust Business Office, all of which are scheduled to be completed by the fiscal year 2010. For corporate customers, MHBK will provide top quality solutions to its customers by re-distributing management resources to high-priority business areas in each locale and customer segment, developing professional personnel through training programs, etc., and strengthening collaboration with the banks, securities companies and trust banks within the Group while reinforcing its system of credit control.

(The Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) aims to become “a top brand in asset & wealth management” by further strengthening its consulting and product development capabilities, providing trust services to customers of MHBK and other group companies, promoting business based on the customers’ confidence, thoroughly carrying out internal controls and developing highly professional personnel.

Mizuho Private Wealth Management Co., Ltd. will promote high-quality wealth management and establish its status as a pioneer by further strengthening owner consulting capabilities, developing new products and services tailored to the needs of individual customers and developing professional personnel.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diversified needs of customers.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group brand slogan, “Channel to Discovery”, the Group will work to fulfill our social responsibilities and public duties and further promote our corporate values by steadily pursuing business strategies under a solid internal control system and promoting CSR (corporate social responsibility) activities including support for financial education and environmental efforts.

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Mizuho Financial Group, Inc.

Management Structure of Mizuho

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.
Shinko Securities Co., Ltd.
The merger of Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. is scheduled for May 2009, subject to clearance from the relevant authorities.
(as of March 31, 2008)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates:

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related company.

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Mizuho Financial Group, Inc.

4. Consolidated Financial Statements

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 146

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Corporate Bank (China), Ltd. and twenty-two other companies were newly consolidated upon their establishment and so on.

During the period, UC Card Co., Ltd. and nine other companies were excluded from the scope of consolidation as a result of partial disposal of their shares, and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

    b) Number of affiliates under the equity method: 21

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

During the period, UC Card Co., Ltd. and four other companies were newly included in the scope of the equity method.

During the period, Japan Mortgage Co., Ltd. and two other companies were excluded from the scope of the equity method as a result of the disposal of its shares, and other factors.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of

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Mizuho Financial Group, Inc.

the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income/Net Loss (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains(Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

October 31	1 company
December 31	58 companies
March 31	63 companies
The day before the last business day of June	24 companies

b)	Consolidated subsidiaries with balance sheet dates of October 31 and the day before the last business day of June were consolidated based on their tentative financial statements as of and for the period ended December 31. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries, including the portion attributable to minority shareholders, are valued at fair value as of the respective date of acquisition.

5. Amortization of Goodwill and Negative Goodwill

Goodwill of Mizuho Securities Co., Ltd. was entirely amortized in the fiscal year ended March 31, 2008, in accordance with the devaluation of its stocks. As for other Goodwill and Negative Goodwill, the entire amount is amortized in the period of occurrence as the amount has no material impact on MHFG’s consolidated financial statements.

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Mizuho Financial Group, Inc.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008

Millions of yen
Assets
Cash and Due from Banks	¥3,483,802
Call Loans and Bills Purchased	248,728
Receivables under Resale Agreements	7,233,199
Guarantee Deposits Paid under Securities Borrowing Transactions	9,069,138
Other Debt Purchased	3,388,461
Trading Assets	13,856,237
Money Held in Trust	32,827
Securities	33,958,537
Loans and Bills Discounted	65,608,705
Foreign Exchange Assets	803,141
Other Assets	10,984,529
Tangible Fixed Assets	802,692
Buildings	274,751
Land	395,873
Construction in Progress	7,044
Other Tangible Fixed Assets	125,023
Intangible Fixed Assets	284,825
Software	228,412
Other Intangible Fixed Assets	56,413
Deferred Tax Assets	607,920
Customers’ Liabilities for Acceptances and Guarantees	4,733,852
Reserves for Possible Losses on Loans	(684,465)
Reserve for Possible Losses on Investments	(30)

Total Assets	¥154,412,105

Liabilities
Deposits	¥76,175,319
Negotiable Certificates of Deposit	10,088,721
Debentures	3,159,443
Call Money and Bills Sold	6,693,712
Payables under Repurchase Agreements	11,511,019
Guarantee Deposits Received under Securities Lending Transactions	6,927,740
Commercial Paper	30,000
Trading Liabilities	8,313,072
Borrowed Money	4,818,895
Foreign Exchange Liabilities	222,652
Short-term Bonds	787,784
Bonds and Notes	4,052,189
Due to Trust Accounts	1,119,946
Other Liabilities	9,795,054
Reserve for Bonus Payments	43,375
Reserve for Employee Retirement Benefits	36,019
Reserve for Director and Corporate Auditor Retirement Benefits	7,057
Reserve for Possible Losses on Sales of Loans	50,895
Reserve for Contingencies	14,095
Reserve for Frequent Users Services	8,349
Reserve for Reimbursement of Deposits	9,614
Reserves under Special Laws	2,680
Deferred Tax Liabilities	11,354
Deferred Tax Liabilities for Revaluation Reserve for Land	105,096
Acceptances and Guarantees	4,733,852

Total Liabilities	148,717,945

Net Assets
Common Stock and Preferred Stock	1,540,965
Capital Surplus	411,093
Retained Earnings	1,476,129
Treasury Stock	(2,507)

Total Shareholders’ Equity	3,425,680

Net Unrealized Gains on Other Securities, net of Taxes	401,375
Net Deferred Hedge Gains, net of Taxes	5,985
Revaluation Reserve for Land, net of Taxes	147,467
Foreign Currency Translation Adjustments	(78,394)

Total Valuation and Translation Adjustments	476,434

Minority Interests	1,792,045

Total Net Assets	5,694,159

Total Liabilities and Net Assets	¥154,412,105

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

	Millions of yen
Ordinary Income	¥		¥4,523,510
Interest Income		2,864,796
Interest on Loans and Bills Discounted		1,507,449
Interest and Dividends on Securities		671,783
Interest on Call Loans and Bills Purchased		12,847
Interest on Receivables under Resale Agreements		460,390
Interest on Securities Borrowing Transactions		46,492
Interest on Due from Banks		73,783
Other Interest Income		92,049
Fiduciary Income		64,355
Fee and Commission Income		596,759
Trading Income		249,076
Other Operating Income		294,356
Other Ordinary Income		454,165

Ordinary Expenses			4,126,390
Interest Expenses		1,801,156
Interest on Deposits		581,601
Interest on Negotiable Certificates of Deposit		127,984
Interest on Debentures		23,746
Interest on Call Money and Bills Sold		58,020
Interest on Payables under Repurchase Agreements		606,806
Interest on Securities Lending Transactions		70,596
Interest on Commercial Paper		78
Interest on Borrowed Money		70,255
Interest on Short-term Bonds		7,970
Interest on Bonds and Notes		90,253
Other Interest Expenses		163,841
Fee and Commission Expenses		102,233
Trading Expenses		192,927
Other Operating Expenses		312,094
General and Administrative Expenses		1,124,527
Other Ordinary Expenses		593,450

Ordinary Profits			397,120
Extraordinary Gains			125,571
Gains on Disposition of Tangible Fixed Assets		9,915
Recovery on written-off Claims		39,832
Reversal of Reserves for Possible Losses on Loans		75,779
Other Extraordinary Gains		43

Extraordinary Losses			36,629
Losses on Disposition of Tangible Fixed Assets		8,215
Losses on Impairment of Fixed Assets		2,698
Provision for Reserve for Contingent Liabilities from Financial Instruments and Exchange		0
Amortization of Goodwill of Security Subsidiary		25,715

Income before Income Taxes and Minority Interests			486,062
Income Taxes:
Current			32,212
Deferred			118,546
Minority Interests in Net Income			24,079

Net Income			¥311,224

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	¥—	¥—	¥2,867	¥—	¥2,867	¥—	¥—	¥—	¥—	¥—	¥—	¥2,867

Changes during the fiscal year
Cash Dividends	—	—	(101,229)	—	(101,229)	—	—	—	—	—	—	(101,229)
Net Income	—	—	311,224	—	311,224	—	—	—	—	—	—	311,224
Repurchase of Treasury Stock	—	—	—	(150,464)	(150,464)	—	—	—	—	—	—	(150,464)
Disposition of Treasury Stock	—	—	(1)	100	98	—	—	—	—	—	—	98
Cancellation of Treasury Stock	—	—	(180,189)	180,189	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	3,148	—	3,148	—	—	—	—	—	—	3,148
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(16)	—	—	(16)	—	—	—	—	—	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	—	(0)	—	—	(0)	—	—	—	—	—	—	(0)
Increase in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	(3)	(3)	—	—	—	—	—	—	(3)
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(1,149,253)	117,028	(3,148)	(39,429)	(1,074,803)	(21,070)	(1,095,873)

Total Changes during the fiscal year	—	(16)	32,951	29,822	62,757	(1,149,253)	117,028	(3,148)	(39,429)	(1,074,803)	(21,070)	(1,033,116)

Balance as of March 31, 2008	¥1,540,965	¥411,093	¥1,476,129	¥(2,507)	¥3,425,680	¥401,375	¥5,985	¥147,467	¥(78,394)	¥476,434	¥1,792,045	¥5,694,159

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

		Millions of yen
I.	Cash Flow from Operating Activities
	Income before Income Taxes and Minority Interests	¥486,062
	Depreciation	132,721
	Losses on Impairment of Fixed Assets	2,698
	Amortization of Goodwill	27,688
	Equity in Income from Investments in Affiliates	(9,083)
	Increase (Decrease) in Reserves for Possible Losses on Loans	(163,096)
	Increase (Decrease) in Reserve for Possible Losses on Investments	(144)
	Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	50,895
	Increase (Decrease) in Reserve for Contingencies	1,048
	Increase (Decrease) in Reserve for Bonus Payments	5,152
	Increase (Decrease) in Reserve for Employee Retirement Benefits	(655)
	Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	565
	Increase (Decrease) in Reserve for Frequent Users Services	4,575
	Increase (Decrease) in Reserve for Reimbursement of Deposits	9,614
	Interest Income - accrual basis	(2,864,796)
	Interest Expenses - accrual basis	1,801,156
	Losses (Gains) on Securities	(180,014)
	Losses (Gains) on Money Held in Trust	(238)
	Foreign Exchange Losses (Gains) - net	998,555
	Losses (Gains) on Disposition of Fixed Assets	(1,700)
	Decrease (Increase) in Trading Assets	(3,723,814)
	Increase (Decrease) in Trading Liabilities	299,439
	Decrease (Increase) in Loans and Bills Discounted	(590,397)
	Increase (Decrease) in Deposits	2,299,855
	Increase (Decrease) in Negotiable Certificates of Deposit	1,528,780
	Increase (Decrease) in Debentures	(1,563,995)
	Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	225,338
	Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(523,301)
	Decrease (Increase) in Call Loans, etc.	845,166
	Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(444,926)
	Increase (Decrease) in Call Money, etc.	266,469
	Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	980,959
	Decrease (Increase) in Foreign Exchange Assets	51,635
	Increase (Decrease) in Foreign Exchange Liabilities	(99,831)
	Increase (Decrease) in Short-term Bonds (Liabilities)	(54,086)
	Increase (Decrease) in Bonds and Notes	825,207
	Increase (Decrease) in Due to Trust Accounts	(15,412)
	Interest and Dividend Income - cash basis	2,922,168
	Interest Expenses - cash basis	(1,803,557)
	Other - net	(1,603,353)

	Subtotal	123,352
	Cash Paid in Income Taxes	47,362

	Net Cash Provided in Operating Activities	170,714

II.	Cash Flow from Investing Activities
	Payments for Purchase of Securities	(83,933,854)
	Proceeds from Sale of Securities	66,532,713
	Proceeds from Redemption of Securities	16,585,885
	Payments for Increase in Money Held in Trust	(23,000)
	Proceeds from Decrease in Money Held in Trust	39,869
	Payments for Purchase of Tangible Fixed Assets	(84,804)
	Payments for Purchase of Intangible Fixed Assets	(128,392)
	Proceeds from Sale of Tangible Fixed Assets	18,450
	Proceeds from Sale of Intangible Fixed Assets	10,216
	Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(136,627)
	Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	838

	Net Cash Used by Investing Activities	(1,118,704)

III.	Cash Flow from Financing Activities
	Proceeds from Subordinated Borrowed Money	129,859
	Repayments of Subordinated Borrowed Money	(83,000)
	Proceeds from Issuance of Subordinated Bonds	239,704
	Payments for Redemption of Subordinated Bonds	(142,589)
	Proceeds from Investments by Minority Shareholders	288,196
	Repayments to Minority Shareholders	(185,500)
	Cash Dividends Paid	(101,115)
	Cash Dividends Paid to Minority Shareholders	(80,277)
	Payments for Repurchase of Treasury Stock	(150,464)
	Proceeds from Sale of Treasury Stock	98

	Net Cash Used in Financing Activities	(85,087)

IV.	Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(160)

V.	Net Decrease in Cash and Cash Equivalents	(1,033,237)

VI.	Cash and Cash Equivalents at the beginning of the fiscal year	3,089,030

VII.	Cash and Cash Equivalents at the end of the fiscal year	¥2,055,793

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Amounts less than one million yen are rounded down.

I. Standards of Accounting Method

1.	Valuation of Trading Assets & Liabilities and Recording of Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair values, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

2.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(Additional Information)

Net Unrealized Gains/ Losses on Other Securities, net of Taxes have been receiving greater focus because of the considerable change in the market circumstances these days, and the values of securities deemed as market prices such as those obtained from brokers and financial information vendors have been more available. Hence, taking into account the convergence of global accounting standards, if the values deemed as market prices could be obtained by the reasonable estimate, Other Securities formerly measured at acquisition cost as securities without fair values are measured at such values. This valuation decreases Securities by ¥49,948 million, Net unrealized Gains/Losses on Other Securities, net of Taxes by ¥36,246 million, respectively, and increases Other Debt Purchased by ¥152 million and Deferred Tax Assets by ¥13,549 million, respectively, on the consolidated balance sheet. Among Other Securities valued at acquisition cost, Reserves for Possible Losses on Loans are provided for the bonds which are issued by private placement (Article 2 Paragraph 3 of the Financial Instruments and Exchange Law) .

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

3.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

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Mizuho Financial Group, Inc.

4.	Depreciation

(1)	Tangible Fixed Assets

Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method, and the applicable share of estimated annual depreciation costs for the period is recorded based on the following range of useful lives.

Buildings:          3 years to 50 years

Equipment:        2 years to 20 years

(Changes in Basis for Presentation and Principles of Preparation of Financial Statements)

In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests decreased by ¥2,211 million compared with the corresponding amounts under the previously applied method.

(Additional Information)

As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥1,687 million compared with the corresponding amounts under the previously applied method.

(2)	Intangible Fixed Assets

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

5.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed at issuance of each bond.

(2)	Debenture issuance costs

Debenture issuance costs are expensed as incurred. Debenture issuance costs booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method within a certain period by applying the previous accounting method based on the tentative measure stipulated in “Tentative Solution on Accounting for Deferred Assets” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 19, August 11, 2006).

(3)	Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheet.

Bond discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

6.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

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Mizuho Financial Group, Inc.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan. For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥515,809 million.

The claims above include corporate bonds which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) and others.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

7.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company. Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which was made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥45,939 million.

8.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

9.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

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Mizuho Financial Group, Inc.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement pension payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

(Additional Information)

Reflecting the considerable changes in the market circumstances these days, Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

13.	Reserve for Frequent Users Services

Reserve for Frequent Users Services is provided mainly to meet the future use of points of Mizuho Mileage Club at the amount deemed necessary based on the reasonable estimate of the future usage of points.

(Changes in Presentation of Financial Statements)

While the Reserve was formerly included within Other Liabilities because of its limited materiality, it has been stated independently from this fiscal year due to its increased materiality with the increase in the number of members.

Reserve for Frequent Users Services formerly included within Other Liabilities on the consolidated balance sheet as of March 31, 2007 was ¥ 3,773 million.

14.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal.

(Changes in Basis for Presentation and Principles of Preparation of Financial Statements)

In accordance with “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserves defined under the Special Law and Reserve for Directors and Corporate Auditor Retirement Benefits” (The Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee report No. 42, April 13, 2007) effective from the fiscal year 2007, MHFG has adopted the report from this fiscal year. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥9,614 million compared with the corresponding amounts under the previously applied method.

15.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange of ¥2,680 million. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

Reserve for Contingent Liabilities from Futures Transactions and Reserve for Contingent Liabilities from Securities Transactions, which were recognized under Article 81 of the Financial Futures Transaction Law and under Article 51 of the Securities and Exchange Law respectively, are stated as Reserve for Contingent Liabilities from Financial Instruments and Exchange from this fiscal year because of the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

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Mizuho Financial Group, Inc.

(Changes in Presentation of Financial Statements)

With the revision of the appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 60, August 8, 2007) and the enforcement of the revision on September 30, 2007, Reversal of Reserve for Contingent Liabilities from Futures Transactions, formerly recorded in Extraordinary Gains, and Provision for Reserve for Contingent Liabilities from Securities Transactions, formerly recorded in Extraordinary Losses, are recorded in Extraordinary Losses as Provision for Reserve for Contingent Liabilities from Financial Instruments and Exchange from this consolidated fiscal year.

16.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet dates.

17.	Lease Transactions

Finance leases of MHFG and domestic consolidated subsidiaries that do not involve transfer of ownership to the lessee are accounted for as operating leases.

18.	Hedge Accounting

(1)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for by the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24).

The effectiveness of hedging activities for the portfolio hedge for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedged instruments and that of the hedging instruments.

Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. These deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes, at the end of the fiscal year were ¥154,316 million and ¥143,643 million, respectively.

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Mizuho Financial Group, Inc.

(2)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary claims and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary claims and liabilities denominated in foreign currency are equivalent.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

19.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

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Mizuho Financial Group, Inc.

II.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

III.	Changes in the Basis for Presentation of Consolidation

1.	Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

Given that the “Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ Report No. 18, May 17, 2006) can be adopted from the fiscal year beginning on or before March 31, 2008, MHFG has adopted the new standards commencing with this fiscal year. The effect of this adoption on the consolidated statement of income is immaterial.

2.	Accounting Standards for Financial Instruments

The definitions of securities in “Accounting Standards for Financial Instruments” (ASBJ Statement No. 10) and in “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Laws and Regulations Committee Report No. 14) were partially revised on June 15, 2007 and on July 4, 2007 respectively, which is applicable from the fiscal year ending on or after the enforcement date of the Financial Instruments and Exchange Law. MHFG has adopted the revised standards and guidelines commencing with this fiscal year.

3.	Practical Guidelines for Tax Effects on Consolidated Financial Statements

As for the tax effects of sales of investments (such as subsidiaries’ stocks) within the Group, MHFG has adopted Paragraph 30-2 of “Practical Guidelines for Tax Effects on Consolidated Financial Statements” (JICPA Laws and Regulations Committee Report No. 6, March 29, 2007) from this fiscal year. The effect of this application on the consolidated balance sheet is immaterial.

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥95,493 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,794 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥7,435,947 million, securities re-loaned was ¥24 million and securities neither repledged nor re-loaned was ¥6,535,867 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥27,769 million and Non-Accrual Delinquent Loans of ¥434,330 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96 Paragraph 1 Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥8,492 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥695,144 million

Restructured Loans represent loans of which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,165,736 million

The amounts given in Notes 3 through 6 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value of these bills amounted to ¥826,360 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥5,395,565 million
Securities:	¥12,510,007 million
Loans and Bills Discounted:	¥5,347,130 million
Other Assets:	¥13,565 million
Tangible Fixed Assets:	¥133 million

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Mizuho Financial Group, Inc.

The following liabilities were collateralized by the above assets:

Deposits:	¥921,280 million
Call Money and Bills Sold:	¥2,230,560 million
Payables under Repurchase Agreements:	¥5,877,444 million
Guarantee Deposits Received under Securities Lending Transactions:	¥6,174,017 million
Borrowed Money:	¥2,975,997 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥9,185 million, Trading Assets of ¥421,623 million, Securities of ¥2,529,793 million and Loans and Bills Discounted of ¥604,444 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥122,807 million, collateral pledged for derivatives transactions of ¥1,172,978 million, margins for futures transactions of ¥20,782 million and other guarantee deposits of ¥13,448 million.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥55,431,471 million. Of this amount, ¥46,637,717 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3 Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2 Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥114,251 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥704,635 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥40,229 million.

13.	Borrowed Money includes subordinated borrowed money of ¥791,061 million with a covenant that performance of the obligation is subordinated to that of other obligations.

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Mizuho Financial Group, Inc.

14.	Bonds and Notes include subordinated bonds of ¥2,135,234 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥908,537 million and ¥86,775 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥ 1,438,495 million.

17.	Net Assets per share of common stock: ¥254,722.01

18.	In addition to Fixed Assets booked on the consolidated balance sheet, certain computers are used on the basis of finance lease contracts that do not involve transfer of ownership to the lessee.

19.	Projected pension benefit obligations etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,171,273)
Plan Assets (fair value)	1,295,219

Unfunded Retirement Benefit Obligations	123,946
Unrecognized Actuarial Differences	405,558

Net Amounts on Consolidated Balance Sheet	¥529,505
Prepaid Pension Cost	565,524
Reserve for Employee Retirement Benefits	(36,019)

20.	(Subsequent events) The redemption of Preferred Securities

The Board of Directors of MHFG resolved on April 18, 2008 to redeem preferred securities issued by MHFG’s overseas special purpose subsidiaries, as described below.

(1)	Issuer
(a)	Mizuho Preferred Capital (Cayman) 5 Limited
(b)	Mizuho Preferred Capital (Cayman) 6 Limited
(c)	Mizuho Preferred Capital (Cayman) 7 Limited
(d)	Mizuho Preferred Capital Company L.L.C.
(e)	Mizuho JGB Investment L.L.C.

(2)	Type of securities

Non-cumulative Perpetual Preferred Securities

(3)	Aggregate redemption amount

(a)		¥45,500 million
(b)	(i) Series A	¥19,500 million
	(ii) Series B	¥ 2,500 million
(c)		¥ 51,000 million
(d)		US$1,000 million
(e)		US$ 1,600 million

(4)	Scheduled redemption date
June 30, 2008

(5)	Reason for the redemption
Arrival of optional redemption date

21.	(Subsequent events) The postponement of merger of Securities Subsidiaries

Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd. have been postponing the effective date of merger based on the merger agreement signed on March 29, 2007, initially from January 1, 2008 to May 7, 2008, and then to the earliest possible date in 2009.

Further, the respective board meetings of the two companies held on April 28, 2008, reconfirmed the basic policies and points in relation to proceeding with the merger, canceled the agreement mentioned above, and decided to sign a new “Basic Agreement for Merger” which sets the effective date of merger on May 7, 2009.

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥343,965 million.

2.	Other Ordinary Expenses includes losses on write-offs of loans of ¥128,089 million, losses on devaluation of stocks of ¥102,621 million, a loss of ¥95,289 million incurred in relation to receipt of securitized products as a substitution payment of loans provided by the Group’s domestic banking subsidiary to an overseas ABCP conduit, provision for Reserve for Possible Losses on Sales of Loans of ¥50,895 million, provision for Reserve for Possible Losses on Investments of ¥45,939 million, related with the discontinuation of business regarding credit investments primarily in Europe which was made as an alternative to loans by the Group’s domestic banking subsidiary.

3.	Amortization of Goodwill of Securities Subsidiary included in Extraordinary Losses is the amortization of Goodwill of Mizuho Securities Co., Ltd. in accordance with the devaluation of its stocks.

4.	Net Income per share of common stock for the fiscal year: ¥25,370.25

5.	Diluted Net Income per share of common stock for the fiscal year: ¥24,640.00

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1.	Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2008	Remarks
Issued shares

Common stock	11,872	—	475	11,396	*1

Eleventh Series Class XI Preferred Stock	943	—	—	943
Thirteenth Series Class XIII Preferred Stock	36	—	—	36

Total	12,852	—	475	12,376

Treasury stock

Common stock	265	215	476	4	*2

Total	265	215	476	4

*1.	Decreases are due to cancellation of treasury stock (common stock).
*2.	Increases are due to repurchase of treasury stock (215 thousand shares of common stock) and repurchase of fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (475 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).

2.	Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Cash dividends paid during the fiscal year ended March 31, 2008

Resolution			Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
[	June 26, 2007 Ordinary General Meeting of Shareholders	]	Common Stock	83,081	7,000	March 31, 2007
			Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2007	June 26, 2007
			Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2007

	Total			103,056

Cash dividends with record dates falling in the fiscal year ended March 31, 2008 and effective dates coming after the end of the fiscal year

Resolution			Types	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
[	June 26, 2008 Ordinary General Meeting of Shareholders	]	Common Stock	113,922	Retained Earnings	10,000	March 31, 2008
			Eleventh Series Class XI Preferred Stock	18,874	Retained Earnings	20,000	March 31, 2008	June 26, 2008
			Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30,000	March 31, 2008

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 26, 2008.

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1.	Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥3,483,802
Due from Banks excluding central banks	(1,428,009)

Cash and Cash Equivalents	¥2,055,793

2.	(Change in Presentation of Financial Statements)

Increase (Decrease) in Reserve for Frequent Users Services (¥3,143 million for the previous fiscal year), formerly included in “Other – net” under “Cash Flow from Operating Activities”, is stated independently as “Increase (Decrease) in Reserve for Frequent Users Services” commencing with this fiscal year, due to the materiality of the amount.

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Mizuho Financial Group, Inc.

(NOTES TO SECURITIES)

In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Trading Securities:

As of March 31, 2008	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains / Losses Recorded on the Consolidated Statement of Income
Trading Securities	¥10,004,618	¥(10,143)

2.	Bonds Held to Maturity which have readily determinable fair value:

As of March 31, 2008	Millions of yen
	Amount on Consolidated BS	Fair Value	Unrealized Gains / Losses
			Net	Gains	Losses
Japanese Government Bonds	¥489,921	¥490,078	¥156	¥204	¥47
Japanese Local Government Bonds	48,547	48,549	2	15	12
Other	240,344	245,143	4,799	4,799	—

Total	¥778,813	¥783,771	¥4,958	¥5,018	¥60

*1. Fair value is primarily based on the market price at the end of this fiscal year. *2. Unrealized Gains/Losses are the details of Net.

3.	Other Securities which have readily determinable fair value:

As of March 31, 2008	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains / Losses
			Net	Gains	Losses
Japanese Stocks	¥3,149,964	¥4,126,691	¥976,727	¥1,188,056	¥211,328
Japanese Bonds	17,557,001	17,458,889	(98,111)	21,603	119,715
Japanese Government Bonds	16,321,913	16,222,574	(99,339)	15,813	115,152
Japanese Local Government Bonds	67,439	68,198	759	966	206
Japanese Short-term Bonds	5,997	5,997	(0)	—	0
Japanese Corporate Bonds	1,161,650	1,162,118	468	4,823	4,355
Other	11,192,025	10,991,290	(200,735)	76,926	277,661
Foreign Bonds	7,524,572	7,459,314	(65,258)	48,747	114,006
Other Debt Purchased	2,427,346	2,427,498	152	8,910	8,757
Other	1,240,107	1,104,476	(135,630)	19,268	154,898

Total	¥31,898,991	¥32,576,871	¥677,880	¥1,286,586	¥608,706

*1. Net Unrealized Gains include ¥37,202 million, which was recognized in the consolidated statement of income by applying the fair-value hedge method.

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Mizuho Financial Group, Inc.

*2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*3.	Unrealized Gains/Losses are the details of Net.
*4.	Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (“devaluation”), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the fiscal year was ¥79,482 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

4.	Bonds Held to Maturity which were sold during the consolidated fiscal year ended March 31, 2008:

There were no Bonds Held to Maturity which were sold.

5.	Other securities sold during the fiscal year ended March 31, 2008:

	Millions of yen
	Amount Sold	Gains on Sales	Losses on Sales
Other Securities	¥67,364,166	¥584,138	¥140,224

6.	Major components of securities not stated at fair value and their amount on the consolidated balance sheet:

As of March 31, 2008	Millions of yen
Amount
Other Securities:
Non-publicly Offered Bonds	¥1,912,519
Unlisted Stocks	427,849
Unlisted Foreign Securities	554,581
Other	¥262,756

7.	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities:

As of March 31, 2008	Millions of yen
	Within 1 year	1-5 years	5-10 years	Over 10 years
Japanese Bonds	¥8,962,093	¥7,134,763	¥1,905,074	¥1,907,946
Japanese Government Bonds	8,485,205	5,518,927	1,234,163	1,474,199
Japanese Local Government Bonds	47,049	37,362	27,849	7,801
Japanese Short-term Bonds	5,997	—	—	—
Japanese Corporate Bonds	423,841	1,578,473	643,060	425,944
Other	1,213,128	4,733,116	1,877,175	2,849,376

Total	¥10,175,222	¥11,867,879	¥3,782,249	¥4,757,322

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Mizuho Financial Group, Inc.

(NOTES TO MONEY HELD IN TRUST)

1.	Details of Money Held in Trust for Investment Purposes:

As of March 31, 2008	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains / Losses Recorded on the Consolidated Statement of Income
Investment Purposes	¥31,326	—

2.	Money Held in Trust Held to Maturity: (As of March 31, 2008)

There was no Money Held in Trust held to maturity.

3.	Other (other than for investment purposes and held to maturity purposes)

As of March 31, 2008	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains /Losses
			Net	Gains	Losses
Other	¥1,507	¥1,500	¥(6)	—	¥6
*1. Fair value of Other is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet. *2. Unrealized Gains/Losses are the details of Net.

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Mizuho Financial Group, Inc.

SEGMENT INFORMATION

1. Segment Information by Type of Business

	Millions of yen
For the fiscal year ended March 31, 2007	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	3,236,020	688,225	175,408	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,728	77,954	125,328	237,011	(237,011)	—

Total	3,269,748	766,180	300,736	4,336,666	(237,011)	4,099,654

Ordinary Expenses	2,672,194	646,254	263,359	3,581,808	(230,323)	3,351,484

Ordinary Profits	597,554	119,925	37,377	754,857	(6,687)	748,170

II Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	129,910,635	22,232,798	1,272,374	153,415,808	(3,535,777)	149,880,031

Depreciation Expense	115,394	9,037	7,796	132,228	—	132,228

Losses on Impairment of Fixed Assets	4,070	—	211	4,281	—	4,281

Capital Expenditure	158,439	13,459	11,045	182,944	—	182,944

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and others
3.	Until the previous fiscal year, MHFG and certain domestic consolidated subsidiaries recognized director and corporate auditor retirement benefits as expenses at the time of payment. However, in accordance with the public announcement of the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, November 29, 2005) and the “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits” (JICPA Auditing and Assurance Practice Committee Report No. 42, April 13, 2007), these benefits are recorded as Reserve for Director and Corporate Auditor Retirement Benefits at the required amount at the end of the fiscal year, based on internally established standards. As a result, Ordinary Expenses increased by ¥5,144 million, ¥506 million and ¥137 million for Banking Business, Securities Business and Other, respectively, and Ordinary Profits decreased by the same amounts for the respective business, compared with the corresponding amounts under the previously applied method.

	Millions of yen
For the fiscal year ended March 31, 2008	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	3,950,412	428,488	144,609	4,523,510	—	4,523,510
(2) Inter-segment Ordinary Income	38,719	88,094	140,531	267,345	(267,345)	—

Total	3,989,132	516,583	285,141	4,790,856	(267,345)	4,523,510

Ordinary Expenses	3,215,067	917,178	255,372	4,387,618	(261,228)	4,126,390

Ordinary Profits	774,064	(400,595)	29,768	403,237	(6,117)	397,120

II Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	136,224,235	22,359,454	1,070,089	159,653,779	(5,241,674)	154,412,105

Depreciation Expense	118,034	10,938	3,747	132,721	—	132,721

Losses on Impairment of Fixed Assets	2,591	4	102	2,698	—	2,698

Capital Expenditure	166,150	30,819	17,940	214,910	—	214,910

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and others
3.	In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits decreased by ¥1,749 million, ¥363 million and ¥97 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method. As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits decreased by ¥1,621 million, ¥30 million and ¥35 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

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Mizuho Financial Group, Inc.

2. Segment Information by Geographic Area

For the fiscal year ended March 31, 2007

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	2,822,824	614,136	445,162	217,530	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,941	166,460	51,229	4,495	256,126	(256,126)	—

Total	2,856,765	780,597	496,392	222,026	4,355,781	(256,126)	4,099,654

Ordinary Expenses	2,276,141	700,757	441,505	183,878	3,602,283	(250,798)	3,351,484

Ordinary Profits	580,623	79,840	54,886	38,148	753,498	(5,328)	748,170

II Assets	130,400,488	17,968,153	13,415,749	7,217,744	169,002,136	(19,122,104)	149,880,031

Notes:

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc., and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

For the fiscal year ended March 31, 2008

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	3,301,156	642,019	368,397	211,937	4,523,510	—	4,523,510
(2) Inter-segment Ordinary Income	39,867	174,985	61,875	2,232	278,960	(278,960)	—

Total	3,341,023	817,004	430,273	214,170	4,802,471	(278,960)	4,523,510

Ordinary Expenses	2,659,266	783,432	784,035	167,553	4,394,287	(267,897)	4,126,390

Ordinary Profits	681,756	33,571	(353,761)	46,616	408,183	(11,063)	397,120

II Assets	135,347,671	18,913,933	13,830,061	7,092,483	175,184,150	(20,772,044)	154,412,105

Notes:

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc., and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

3. Ordinary Income from Overseas Entities

For the fiscal year ended March 31, 2007

Millions of yen
Ordinary Income from Overseas Entities	1,276,830

Total Ordinary Income	4,099,654

Ordinary Income of Overseas Entities’ Ratio	31.1%

Notes:

1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.
2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2008	Millions of yen
Ordinary Income from Overseas Entities	1,222,354

Total Ordinary Income	4,523,510

Ordinary Income of Overseas Entities’ Ratio	27.0%

Notes:

1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.
2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

(Information not presented)

Please refer to EDINET system for information on lease transactions and derivative transactions.

For deferred taxes, securities and employee retirement benefits, please refer to the attached “Selected Financial Information For Fiscal 2007.”

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Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED BALANCE SHEETS (selected items)

	Millions of yen
	As of March 31, 2008	As of March 31, 2007	Change
Assets
Cash and Due from Banks	¥3,483,802	¥3,993,362	¥(509,559)
Call Loans and Bills Purchased	248,728	302,336	(53,608)
Receivables under Resale Agreements	7,233,199	9,430,397	(2,197,197)
Guarantee Deposits Paid under Securities Borrowing Transactions	9,069,138	8,624,211	444,926
Other Debt Purchased	3,388,461	3,351,499	36,962
Trading Assets	13,856,237	10,414,573	3,441,663
Money Held in Trust	32,827	49,558	(16,731)
Securities	33,958,537	36,049,983	(2,091,446)
Loans and Bills Discounted	65,608,705	65,964,301	(355,595)
Foreign Exchange Assets	803,141	894,797	(91,655)
Other Assets	10,984,529	5,739,458	5,245,071
Tangible Fixed Assets	802,692	796,746	5,946
Intangible Fixed Assets	284,825	255,695	29,129
Deferred Debenture Charges	—	22	(22)
Deferred Tax Assets	607,920	389,024	218,895
Customers’ Liabilities for Acceptances and Guarantees	4,733,852	4,480,551	253,301
Reserves for Possible Losses on Loans	(684,465)	(856,314)	171,848
Reserve for Possible Losses on Investments	(30)	(174)	144

Total Assets	¥154,412,105	¥149,880,031	¥4,532,074

Liabilities
Deposits	¥76,175,319	¥74,803,064	¥1,372,255
Negotiable Certificates of Deposit	10,088,721	8,805,239	1,283,481
Debentures	3,159,443	4,723,806	(1,564,363)
Call Money and Bills Sold	6,693,712	6,924,136	(230,423)
Payables under Repurchase Agreements	11,511,019	12,821,752	(1,310,732)
Guarantee Deposits Received under Securities Lending Transactions	6,927,740	5,946,781	980,959
Commercial Paper	30,000	30,000	—
Trading Liabilities	8,313,072	8,297,301	15,771
Borrowed Money	4,818,895	4,563,438	255,457
Foreign Exchange Liabilities	222,652	339,817	(117,164)
Short-term Bonds	787,784	849,870	(62,086)
Bonds and Notes	4,052,189	3,237,525	814,663
Due to Trust Accounts	1,119,946	1,135,358	(15,412)
Other Liabilities	9,795,054	5,770,656	4,024,397
Reserve for Bonus Payments	43,375	40,972	2,403
Reserve for Employee Retirement Benefits	36,019	37,641	(1,622)
Reserve for Director and Corporate Auditor Retirement Benefits	7,057	6,484	572
Reserve for Possible Losses on Sales of Loans	50,895	—	50,895
Reserve for Contingencies	14,095	13,046	1,048
Reserve for Frequent Users Services	8,349	—	8,349
Reserve for Reimbursement of Deposits	9,614	—	9,614
Reserves under Special Laws	2,680	2,680	0
Deferred Tax Liabilities	11,354	218,224	(206,870)
Deferred Tax Liabilities for Revaluation Reserve for Land	105,096	107,272	(2,175)
Acceptances and Guarantees	4,733,852	4,480,551	253,301

Total Liabilities	148,717,945	143,155,622	5,562,323

Net Assets
Total Shareholders’ Equity	3,425,680	3,360,055	65,624

Total Valuation and Translation Adjustments	476,434	1,551,237	(1,074,803)

Minority Interests	1,792,045	1,813,115	(21,070)

Total Net Assets	5,694,159	6,724,408	(1,030,248)

Total Liabilities and Net Assets	¥154,412,105	¥149,880,031	¥4,532,074

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME (selected items)

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2007	Change
Ordinary Income	¥4,523,510	¥4,099,654	¥423,855
Interest Income	2,864,796	2,562,642	302,153
Interest on Loans and Bills Discounted	1,507,449	1,302,102	205,347
Interest and Dividends on Securities	671,783	592,863	78,920
Fiduciary Income	64,355	66,958	(2,603)
Fee and Commission Income	596,759	658,899	(62,139)
Trading Income	249,076	265,802	(16,726)
Other Operating Income	294,356	270,945	23,411
Other Ordinary Income	454,165	274,405	179,760

Ordinary Expenses	4,126,390	3,351,484	774,905
Interest Expenses	1,801,156	1,472,378	328,778
Interest on Deposits	581,601	477,042	104,559
Interest on Debentures	23,746	34,083	(10,336)
Fee and Commission Expenses	102,233	107,775	(5,541)
Trading Expenses	192,927	4,258	188,668
Other Operating Expenses	312,094	123,438	188,656
General and Administrative Expenses	1,124,527	1,091,602	32,925
Other Ordinary Expenses	593,450	552,032	41,418

Ordinary Profits	397,120	748,170	(351,049)

Extraordinary Gains	125,571	248,411	(122,839)

Extraordinary Losses	36,629	21,682	14,946

Income before Income Taxes and Minority Interests	486,062	974,898	(488,836)
Income Taxes:
Current	32,212	43,267	(11,055)
Deferred	118,546	223,699	(105,153)

Minority Interests in Net Income	24,079	86,965	(62,886)

Net Income	¥311,224	¥620,965	¥(309,741)

Note: Amounts less than one million yen are rounded down.

1-37

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the fiscal year
Cash Dividends *1	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses *1	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	620,965	—	620,965	—	—	—	—	—	—	620,965
Repurchase of Treasury Stock	—	—	—	(604,331)	(604,331)	—	—	—	—	—	—	(604,331)
Disposition of Treasury Stock	—	32	—	50	83	—	—	—	—	—	—	83
Cancellation of Treasury Stock	—	(83)	(618,680)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	19,768	—	19,768	—	—	—	—	—	—	19,768
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	271,411	(111,042)	(19,768)	9,098	149,698	453,992	603,691

Total Changes during the fiscal year	—	(50)	(57,832)	14,483	(43,399)	271,411	(111,042)	(19,768)	9,098	149,698	453,992	560,292

Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408

*1	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

Note: Amounts less than one million yen are rounded down.

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	¥—	¥—	¥2,867	¥—	¥2,867	¥—	¥—	¥—	¥—	¥—	¥—	¥2,867

Changes during the fiscal year
Cash Dividends	—	—	(101,229)	—	(101,229)	—	—	—	—	—	—	(101,229)
Net Income	—	—	311,224	—	311,224	—	—	—	—	—	—	311,224
Repurchase of Treasury Stock	—	—	—	(150,464)	(150,464)	—	—	—	—	—	—	(150,464)
Disposition of Treasury Stock	—	—	(1)	100	98	—	—	—	—	—	—	98
Cancellation of Treasury Stock	—	—	(180,189)	180,189	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	3,148	—	3,148	—	—	—	—	—	—	3,148
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(16)	—	—	(16)	—	—	—	—	—	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	—	(0)	—	—	(0)	—	—	—	—	—	—	(0)
Increase in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	(3)	(3)	—	—	—	—	—	—	(3)
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(1,149,253)	117,028	(3,148)	(39,429)	(1,074,803)	(21,070)	(1,095,873)

Total Changes during the fiscal year	—	(16)	32,951	29,822	62,757	(1,149,253)	117,028	(3,148)	(39,429)	(1,074,803)	(21,070)	(1,033,116)

Balance as of March 31, 2008	¥1,540,965	¥411,093	¥1,476,129	¥(2,507)	¥3,425,680	¥401,375	¥5,985	¥147,467	¥(78,394)	¥476,434	¥1,792,045	¥5,694,159

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS

		Millions of yen
		For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2007	Change
I.	Cash Flow from Operating Activities
	Income before Income Taxes and Minority Interests	¥486,062	¥974,898	¥(488,836)
	Depreciation	132,721	132,228	492
	Losses on Impairment of Fixed Assets	2,698	4,281	(1,583)
	Amortization of Goodwill	27,688	758	26,929
	Equity in Income from Investments in Affiliates	(9,083)	(9,324)	241
	Increase (Decrease) in Reserves for Possible Losses on Loans	(163,096)	34,099	(197,195)
	Increase (Decrease) in Reserve for Possible Losses on Investments	(144)	(1,034)	889
	Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	50,895	—	50,895
	Increase (Decrease) in Reserve for Contingencies	1,048	(32,520)	33,569
	Increase (Decrease) in Reserve for Bonus Payments	5,152	4,385	766
	Increase (Decrease) in Reserve for Employee Retirement Benefits	(655)	(1,076)	421
	Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	565	6,484	(5,919)
	Increase (Decrease) in Reserve for Frequent Users Services	4,575	—	4,575
	Increase (Decrease) in Reserve for Reimbursement of Deposits	9,614	—	9,614
	Interest Income - accrual basis	(2,864,796)	(2,562,642)	(302,153)
	Interest Expenses - accrual basis	1,801,156	1,472,378	328,778
	Losses (Gains) on Securities	(180,014)	84,020	(264,035)
	Losses (Gains) on Money Held in Trust	(238)	(41)	(196)
	Foreign Exchange Losses (Gains) - net	998,555	(180,289)	1,178,844
	Losses (Gains) on Disposition of Fixed Assets	(1,700)	428	(2,129)
	Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	—	(125,961)	125,961
	Decrease (Increase) in Trading Assets	(3,723,814)	(255,216)	(3,468,598)
	Increase (Decrease) in Trading Liabilities	299,439	246,107	53,332
	Decrease (Increase) in Loans and Bills Discounted	(590,397)	(153,790)	(436,607)
	Increase (Decrease) in Deposits	2,299,855	1,310,550	989,304
	Increase (Decrease) in Negotiable Certificates of Deposit	1,528,780	(588,911)	2,117,691
	Increase (Decrease) in Debentures	(1,563,995)	(1,884,284)	320,289
	Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	225,338	1,841,174	(1,615,835)
	Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(523,301)	751,656	(1,274,957)
	Decrease (Increase) in Call Loans, etc.	845,166	(3,267,835)	4,113,002
	Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(444,926)	19,358	(464,285)
	Increase (Decrease) in Call Money, etc.	266,469	(446,971)	713,440
	Increase (Decrease) in Commercial Paper	—	(20,000)	20,000
	Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	980,959	(1,354,758)	2,335,718
	Decrease (Increase) in Foreign Exchange Assets	51,635	(75,975)	127,611
	Increase (Decrease) in Foreign Exchange Liabilities	(99,831)	(50,229)	(49,601)
	Increase (Decrease) in Short-term Bonds (Liabilities)	(54,086)	(535,229)	481,142
	Increase (Decrease) in Bonds and Notes	825,207	753,664	71,542
	Increase (Decrease) in Due to Trust Accounts	(15,412)	(219,530)	204,118
	Interest and Dividend Income - cash basis	2,922,168	2,482,364	439,803
	Interest Expenses - cash basis	(1,803,557)	(1,387,389)	(416,167)
	Board Members’ Bonuses	—	(70)	70
	Other - net	(1,603,353)	(19,684)	(1,583,668)

	Subtotal	123,352	(3,053,924)	3,177,277
	Cash Paid in Income Taxes	47,362	(51,009)	98,371

	Net Cash Provided by (Used in) Operating Activities	170,714	(3,104,934)	3,275,648

II.	Cash Flow from Investing Activities
	Payments for Purchase of Securities	(83,933,854)	(59,052,804)	(24,881,049)
	Proceeds from Sale of Securities	66,532,713	35,176,618	31,356,095
	Proceeds from Redemption of Securities	16,585,885	27,231,259	(10,645,373)
	Payments for Increase in Money Held in Trust	(23,000)	(56,289)	33,289
	Proceeds from Decrease in Money Held in Trust	39,869	56,401	(16,532)
	Payments for Purchase of Tangible Fixed Assets	(84,804)	(77,699)	(7,105)
	Payments for Purchase of Intangible Fixed Assets	(128,392)	(104,524)	(23,867)
	Proceeds from Sale of Tangible Fixed Assets	18,450	48,000	(29,550)
	Proceeds from Sale of Intangible Fixed Assets	10,216	1,050	9,166
	Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(136,627)	(800)	(135,827)
	Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	838	—	838

	Net Cash Provided by (Used in) Investing Activities	(1,118,704)	3,221,212	(4,339,916)

III.	Cash Flow from Financing Activities
	Proceeds from Subordinated Borrowed Money	129,859	64,600	65,258
	Repayments of Subordinated Borrowed Money	(83,000)	(112,000)	29,000
	Proceeds from Issuance of Subordinated Bonds	239,704	309,334	(69,630)
	Payments for Redemption of Subordinated Bonds	(142,589)	(350,000)	207,410
	Proceeds from Investments by Minority Shareholders	288,196	415,734	(127,537)
	Repayments to Minority Shareholders	(185,500)	—	(185,500)
	Cash Dividends Paid	(101,115)	(79,793)	(21,321)
	Cash Dividends Paid to Minority Shareholders	(80,277)	(60,908)	(19,368)
	Payments for Repurchase of Treasury Stock	(150,464)	(604,331)	453,866
	Proceeds from Sale of Treasury Stock	98	83	15

	Net Cash Provided by (Used in) Financing Activities	(85,087)	(417,280)	332,192

IV.	Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(160)	2,103	(2,263)

V.	Net Increase (Decrease) in Cash and Cash Equivalents	(1,033,237)	(298,898)	(734,338)

VI.	Cash and Cash Equivalents at the beginning of the fiscal year	3,089,030	3,387,929	(298,898)

VII.	Increase (Decrease) in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	—	(0)	0

VIII.	Cash and Cash Equivalents at the end of the fiscal year	¥2,055,793	¥3,089,030	¥(1,033,237)

Note: Amounts less than one million yen are rounded down.

1-39

Mizuho Financial Group, Inc.

NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen, %
	As of March 31, 2007%		As of March 31, 2008%		Change
Assets
Current Assets
Cash and Due from Banks	¥2,726		¥10,440		¥7,714
Advances	6		4		(2)
Prepaid Expenses	3,434		3,527		92
Accounts Receivable	248,480		160,990		(87,489)
Other Current Assets	3,701		1,131		(2,569)
Total Current Assets	258,349	5.4	176,094	3.8	(82,254)
Fixed Assets
Tangible Fixed Assets	952		1,283		331
Buildings	227		221		(5)
Equipment	724		1,062		337
Intangible Fixed Assets	4,199		3,972		(226)
Trademarks	117		94		(23)
Software	3,848		3,510		(337)
Other Intangible Fixed Assets	233		367		134
Investments	4,500,535		4,477,571		(22,964)
Investment Securities	2		2		—
Investments in Subsidiaries and Affiliates	4,496,431		4,471,185		(25,245)
Other Investments	4,102		6,383		2,281
Total Fixed Assets	4,505,687	94.6	4,482,828	96.2	(22,859)

Total Assets	¥4,764,036	100.0	¥4,658,922	100.0	¥(105,113)

Liabilities
Current Liabilities
Short-term Borrowings	¥1,380,000		¥1,000,000		¥(380,000)
Short-term Bonds	203,000		140,000		(63,000)
Accounts Payable	658		902		243
Accrued Expenses	1,052		774		(277)
Accrued Corporate Taxes	138		128		(9)
Deposits Received	57		222		164
Reserve for Bonus Payments	187		248		61
Total Current Liabilities	1,585,093	33.3	1,142,276	24.5	(442,816)
Non-Current Liabilities
Deferred Tax Liabilities	777		638		(138)
Reserve for Employee Retirement Benefits	704		963		259
Reserve for Director and Corporate Auditor Retirement Benefits	648		527		(121)
Other Non-Current Liabilities	407		1,669		1,262
Total Non-Current Liabilities	2,538	0.0	3,800	0.1	1,261

Total Liabilities	1,587,631	33.3	1,146,076	24.6	(441,555)

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965	32.3	1,540,965	33.1	—
Capital Surplus
Capital Reserve	385,241		385,241		—
Total Capital Surplus	385,241	8.1	385,241	8.3	—
Retained Earnings
Appropriated Reserve	4,350		4,350		—
Other Retained Earnings	1,247,876		1,584,764		336,888
Retained Earnings Brought Forward	1,247,876		1,584,764		336,888
Total Retained Earnings	1,252,226	26.3	1,589,114	34.1	336,888
Treasury Stock	(2,037)	(0.0)	(2,447)	(0.1)	(409)

Total Shareholders’ Equity	3,176,394	66.7	3,512,873	75.4	336,478

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes	9	0.0	(27)	(0.0)	(37)

Total Valuation and Translation Adjustments	9	0.0	(27)	(0.0)	(37)

Total Net Assets	3,176,404	66.7	3,512,845	75.4	336,441

Total Liabilities and Net Assets	¥4,764,036	100.0	¥4,658,922	100.0	¥(105,113)

1-40

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen, %
	For the fiscal year ended March 31, 2007%		For the fiscal year ended March 31, 2008%		Change
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥1,220,997		¥770,832		¥(450,164)
Fee and Commission Income Received from Subsidiaries and Affiliates	29,102		35,686		6,584
Total Operating Income	1,250,099	100.0	806,519	100.0	(443,580)
Operating Expenses
General and Administrative Expenses	19,205		19,364		158
Total Operating Expenses	19,205	1.5	19,364	2.4	158

Operating Profits	1,230,893	98.5	787,155	97.6	(443,738)

Non-Operating Income
Interest on Deposits	—		100		100
Interest on Securities	—		69		69
Rent Received	2		2		0
Other Non-Operating Income	212		133		(79)
Total Non-Operating Income	214	0.0	306	0.0	91
Non-Operating Expenses
Interest Expenses	11,256		13,363		2,106
Interest on Short-term Bonds	1,052		1,432		379
Amortization of Start-Up Costs	304		—		(304)
Other Non-Operating Expenses	26		29		2
Total Non-Operating Expenses	12,640	1.0	14,825	1.8	2,185

Ordinary Profits	1,218,468	97.5	772,635	95.8	(445,832)

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	24,195		38,254		14,059
Other Extraordinary Gains	614		361		(252)
Total Extraordinary Gains	24,809	2.0	38,616	4.8	13,806
Extraordinary Losses
Other Extraordinary Losses	3,640		370		(3,270)
Total Extraordinary Losses	3,640	0.3	370	0.0	(3,270)

Income before Income Taxes	1,239,637	99.2	810,882	100.6	(428,755)

Income Taxes:
Current	5		11		6
Deferred	(78)		(131)		(53)
Total Income Taxes	(73)	(0.0)	(120)	(0.0)	(47)

Net Income	¥1,239,710	99.2	¥811,002	100.6	¥(428,707)

1-41

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments	Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2006	¥1,540,965	¥385,241	¥50	¥385,291	¥4,350	¥822,956	¥827,306	¥(1,255)	¥2,752,307	¥12	¥2,752,319

Changes during the fiscal year
Cash Dividends *	—	—	—	—	—	(81,421)	(81,421)	—	(81,421)	—	(81,421)
Net Income	—	—	—	—	—	1,239,710	1,239,710	—	1,239,710	—	1,239,710
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(734,285)	(734,285)	—	(734,285)
Disposition of Treasury Stock	—	—	32	32	—	—	—	50	83	—	83
Cancellation of Treasury Stock	—	—	(83)	(83)	—	(733,369)	(733,369)	733,452	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(2)	(2)

Total Changes during the fiscal year	—	—	(50)	(50)	—	424,920	424,920	(782)	424,087	(2)	424,084

Balance as of March 31, 2007	¥1,540,965	¥385,241	—	¥385,241	¥4,350	¥1,247,876	¥1,252,226	¥(2,037)	¥3,176,394	¥9	¥3,176,404

* Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

	Millions of yen
	Shareholders’ Equity								Valuation and Translation Adjustments	Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus		Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes
		Capital Reserve	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
					Retained Earnings Brought Forward
Balance as of March 31, 2007	¥1,540,965	¥385,241	¥385,241	¥4,350	¥1,247,876	¥1,252,226	¥(2,037)	¥3,176,394	¥9	¥3,176,404

Changes during the fiscal year
Cash Dividends	—	—	—	—	(103,056)	(103,056)	—	(103,056)	—	(103,056)
Net Income	—	—	—	—	811,002	811,002	—	811,002	—	811,002
Repurchase of Treasury Stock	—	—	—	—	—	—	(371,565)	(371,565)	—	(371,565)
Disposition of Treasury Stock	—	—	—	—	(1)	(1)	100	98	—	98
Cancellation of Treasury Stock	—	—	—	—	(371,055)	(371,055)	371,055	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	(37)	(37)

Total Changes during the fiscal year	—	—	—	—	336,888	336,888	(409)	336,478	(37)	336,441

Balance as of March 31, 2008	¥1,540,965	¥385,241	¥385,241	¥4,350	¥1,584,764	¥1,589,114	¥(2,447)	¥3,512,873	¥(27)	¥3,512,845

1-42

SUMMARY OF FINANCIAL RESULTS

For Fiscal 2007

<under Japanese GAAP>

Mizuho Financial Group, Inc.

Summary Results for Fiscal 2007

I. Summary of Income Analysis

•	Consolidated Net Business Profits

•

Consolidated Net Business Profits significantly decreased compared with the previous fiscal year to JPY 511.1 billion. This was mainly because Mizuho Securities recorded losses (a decrease of JPY 479.9 billion in Consolidated Ordinary Profits compared with the previous fiscal year), as it suffered from the dislocation in the global financial market stemming from the US subprime loan issues.

•

Meanwhile, Net Business Profits of 3 Banks (JPY 861.7 billion) increased by JPY 17.1 billion compared with the previous fiscal year, which was higher than the original estimates in May 2007. This was because market-related income was strong, while income from Customer Groups decreased due to intensified competition among banks and other factors.

•	Consolidated Net Income

•

Consolidated Net Income decreased to JPY 311.2 billion by JPY 309.7 billion compared with the previous fiscal year. This was mainly due to the impact of the global financial market dislocation stemming from the US subprime loan issues, which was partially offset by a rebound in Net Gains related to Stocks.

•

The total aforementioned impact of the market dislocation on our consolidated P&L in fiscal 2007 was a loss of approximately JPY 645.0 billion (including a loss of approximately JPY 300.0 billion for the fourth quarter [January to March 2008]).

[Breakdown of the P&L impact of JPY 645.0 billion (including overseas subsidiaries)]

3 Banks

–	Losses on sales of securitization products, etc.:approx. JPY -93.0 Bn

–	Credit-related Costs associated with SIVs: approx. JPY -21.0 Bn

–	Losses associated with ABCP programs: approx. JPY -95.0 Bn

–	Reserve for Possible Losses on Sales of Loans: approx. JPY -51.0 Bn

–	Profits from hedging by CDS: approx. JPY 29.0 Bn

Mizuho Securities

–	Trading losses on securitization products: approx. JPY -413.0 Bn
(of which foreign currency denominated: approx. JPY -404.0 Bn)

[including losses associated with US financial guarantors (monolines): approx. JPY -64.0 Bn]

•

Credit-related Costs increased compared with the previous fiscal year as Mizuho Bank, in addition to losses on sales of loans and other factors, conducted a review of obligors, especially those with lower credit ratings, amid uncertainty over the future of the economy.

(Reference) Credit Cost Ratio * (excluding the impact of the global financial market dislocation): approx. 9.5 bps (3 Banks)

*	Credit Cost Ratio = Credit-related Costs / Total claims under the Financial Reconstruction Law as of March 31, 2008

•

Considering the aforementioned consolidated financial results, the level of retained earnings and other factors, we plan to increase cash dividends per share of common stock to be paid this June to JPY 10,000 (a JPY 3,000 increase from the previous fiscal year), unchanged from the level previously estimated.

(Consolidated)

	FY2007
		Change from FY2006
(JPY Bn)
Consolidated Gross Profits	1,660.9	-456.4
Consolidated Net Business Profits *1	511.1	-480.4
Credit-related Costs	-83.0	-42.8
Net Gains related to Stocks *2	253.3	362.8
Ordinary Profits	397.1	-351.0
Net Income	311.2	-309.7

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments
*2:	Gains of JPY 26.0 billion on sales of stocks associated with credit and alternative investments, which we made as part of our efforts to diversify sources of market-related income, were recorded as Net Gains related to Stocks

(Reference) 3 Banks

	FY2007
		Change from FY2006
(JPY Bn)

Gross Profits	1,721.8	21.6
G&A Expenses (excluding Non-Recurring Losses)	-860.1	-4.4
Net Business Profits	861.7	17.1
Credit-related Costs	-92.5	-69.2
Net Gains related to Stocks	240.1	355.5
Ordinary Profits	672.3	99.8
Net Income	*3 193.5	-404.7

*3	including losses on devaluation of stocks of Mizuho Securities: JPY 473.1 billion

(Consolidated)

	FY2007
		Change from FY2006
EPS *4 (JPY)	24,640	-24,163
ROE *5	7.0%	-5.7%

*4:	Fully diluted EPS: Diluted Net Income per Share of Common Stock*

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]

*5:	Return on Equity = Net Income/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <beginning>** + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <fiscal year-end>} /2 ] X 100

[** Figures for Apr. 1, 2006 calculated using former “Total Shareholders’ Equity” data]

2-1

II. Enhancement of the Group’s Comprehensive Profitability

•	Net Interest Income

•

The average loan balance for the second half of fiscal 2007, in the graph below, appears to have decreased compared with the first half of fiscal 2007. But it actually continued to increase after excluding the effect of foreign currency exchange rate changes, mainly driven by an expansion of overseas lending.

•	In addition, the domestic loan-and-deposit rate margin for the second half steadily improved by 0.03% compared with the first half of fiscal 2007. (3Q of FY2007→4Q of FY2007: +0.01%)

•

Although Consolidated Net Interest Income for fiscal 2007 decreased compared with the previous fiscal year, Net Interest Income of the 3 Banks increased, backed by the improvement in the domestic loan-and-deposit rate margin and other factors.

•	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for fiscal 2007 decreased to JPY 351.7 billion by JPY 49.1 billion compared with the previous fiscal year.

•

As for our business with individual customers, while the balance of individual annuities continued to increase, fee income related to the sales of investment trusts and individual annuities for fiscal 2007 decreased compared with the previous fiscal year, due to the effects of the global financial market dislocation in the second half and other factors.

As for our business with corporate customers, fee and commission income from solution-related business, foreign exchange business and others decreased against the backdrop of intensified competition among banks and other factors.

2-2

III. Financial Soundness

•

Although our Unrealized Gains on Other Securities decreased and Net Deferred Tax Assets increased due to stagnant stock market conditions, we maintained our financial soundness at a high level as indicated by our Capital Adequacy Ratio and others.

	March 31, 2008
		Change from March 31, 2007
(JPY Bn)
Consolidated Capital Adequacy Ratio	11.69%	-0.79%
(Total Risk-based Capital)	(7,708.3)	(-1,133.0)
Tier 1 Capital Ratio	7.40%	0.44%
(Tier 1 Capital)	(4,880.1)	(-53.3)
Net Deferred Tax Assets (DTAs) (Consolidated)	596.5	425.7
Net DTAs / Tier 1 Ratio	12.2%	8.7%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,203.2	-43.4
NPL Ratio	1.61%	-0.03%
(Net NPL Ratio *1)	(0.83%)	(0.15%)
Unrealized Gains on Other Securities *2 (Consolidated)	640.6	-1,796.5

*1:	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) X 100
*2:	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

•	The total balance of securitization products and its details as of March 31, 2008 are shown in the table right.

Please refer to the attached, “Summary of the impact of the dislocation in the global financial market on our foreign currency denominated exposures”.

(The group in total)

[balances on managerial accounting and fair value basis]

March 31, 2008
Securitization Products	JPY 4.4 Tn (JPY 0.4 Tn)	*3
Foreign currency denominated	JPY 1.0 Tn (JPY 0.1 Tn)
RMBS / CDO	JPY 0.5 Tn (JPY 0.1 Tn)

*3	Figures in brackets are the balances of all the trading accounts of Mizuho Securities, including its overseas subsidiaries

IV. Disciplined Capital Management

•	Issuance of “Non-Dilutive” Preferred Securities

•

In January 2008, we issued JPY 274.5 billion of preferred debt securities through an overseas special purpose subsidiary so as to increase the group’s Tier 1 capital to secure the agility and to improve the flexibility of our future capital strategy.

In the meantime, we plan to redeem in full preferred debt securities (JPY 118.5 billion and USD 2.6 billion) which will be redeemable at the issuer’s option in June 2008.

•	Repurchase and Cancellation of Own Shares (Common Shares)

[For the Purpose of Offsetting Potential Dilutive Effect of Convertible Preferred Stock]

•

On May 15, 2008, the Board of Directors resolved to set up a limit for repurchasing own shares (common shares) up to a maximum of JPY 150.0 billion. As with the repurchase of our common shares that we conducted last year (the repurchased and cancelled amount: JPY 149.9 billion), this repurchase will be made for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock (JPY 943.7 billion in aggregate issue amount) in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008.

We will continue to address the potential dilutive effects described above, aiming to complete the process in about two years, by establishing additional repurchase limits and repurchasing and canceling our own shares based on market conditions, our earning trends and other factors (Expected total amount of repurchases for this fiscal year is approximately JPY 400 billion).

2-3

Earnings Estimates for Fiscal 2008

(Figures below are on a consolidated basis)

•	We estimate Consolidated Net Business Profits for fiscal 2008 to be JPY 900.0 billion, an increase of JPY 388.8 billion compared with the previous fiscal year.

This is because, while we estimate a decrease in market-related income, we plan to further enhance the profitability of our banking subsidiaries centering on Customer Groups mainly through strengthening group synergies and we assume the performance of Mizuho Securities will recover from the significant losses in fiscal 2007 due to the impact of the global financial market dislocation stemming from the US subprime loan issues.

•	We estimate Credit-related Costs and Net Gains related to Stocks to be JPY -120.0 billion and JPY 80.0 billion respectively.

•	Based on the above, we estimate Consolidated Net Income to be JPY 560.0 billion, an increase of JPY 248.7 billion compared with the previous fiscal year.

•

We plan to make cash dividend payments of JPY 10,000 per share of common stock for the fiscal year ending March 31, 2009 (the same amount as the previous fiscal year, and JPY 10 per share of common stock after allotment of shares or fractions of a share without consideration in January 2009). We plan to make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY2008 (Estimates)
	(JPY Bn)	Change from FY2007
Consolidated Net Business	900.0	388.8
Profits *1
Credit-related Costs	-120.0	-36.9
Net Gains related to Stocks	80.0	-173.3
Ordinary Profits	770.0	372.8
Net Income	560.0	248.7

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2008 (Estimates)
	(JPY Bn)	Change from FY2007
Net Business Profits	790.0	-71.7
Credit-related Costs	-105.0	-12.4
Net Gains related to Stocks	80.0	-160.1
Ordinary Profits	617.0	-55.3
Net Income	515.0	*2 -151.6

*2	excluding the effect of losses on devaluation of stocks of Mizuho Securities (JPY 473.1 billion) in the previous fiscal year

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from US subprime mortgage loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Definition

3 Banks:	Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis. On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank, and figures before October 1, 2005 are the aggregate figures for the above three banks and their financial subsidiaries for corporate revitalization

2-4

Attachment

[Reference]	Summary of the impact of the dislocation in the global financial market on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

(Note)	This material is prepared basically in view of the “Leading-Practice Disclosures for Selected Exposures” included in the Financial Stability Forum (FSF) report.

1.	Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

(JPY Bn, round figures)

3 Banks (including overseas subsidiaries)

= Banking account

		Balances as of Dec. 31, 2007	Balances as of Mar. 31, 2008*1	Marks (%) as of Mar. 31, 2008	Unrealized Gains/Losses as of Mar. 31, 2008	Realized Gains/Losses for FY2007*1	(Reference) Hedged proportions*2
		(Fair Value)	(Fair Value)	(=Fair Value/ Face Value)	(=Fair Value - Face Value)
1	Foreign currency denominated securitization products	1,087	*3 889	78	-69	-208	approx.40%
2	ABSCDOs, CDOs	131	126	51	-7	-127	approx.10%
3	CDOs backed by RMBS	—	*4 36	28	0	-100	—
4	CDOs except above	131	*5 90	77	-7	-27	approx.20%
5	CDOs backed by claims against corporations	131	90	77	-7	-27	approx.20%
6	CDOs backed by CMBS	—	—	—	—	—	—
7	RMBS	350	319	86	-22	-33	approx.50%
8	RMBS with underlying assets in US	*6 —	*6 —	*6 —	*6 —	*6 -1	—
9	RMBS except above (RMBS with underlying assets mainly in UK and Europe)	350	319	86	-22	-32	approx.50%
10	ABS, CLOs and others	606	444	85	-41	-48	approx.40%
11	CLOs	292	195	86	-32	-7	approx.40%
12	ABS	216	169	93	-4	-14	approx.20%
13	CMBS	95	79	89	-4	-6	approx.50%
14	SIV-related	3	—	—	—	-21	—

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risks to third parties (hedged portion), approximately JPY 46 billion of Reserve for Possible Losses on Investments was newly provided as of Mar. 31, 2008 against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans (the provisioned losses were included in the above Realized Gains/Losses for FY2007).

Since securities were recognized at fair value on the consolidated balance sheet, the above balances as of Mar. 31, 2008 were offset against Reserve for Possible Losses on Investments.

*2	The proportions of balances (fair value) of the securitization products, as of Mar. 31, 2008, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risks to third parties until maturity.

In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS* counterparties:

Banking subsidiary (AA rating) of a multi-line insurance company: approximately JPY 213 billion

Government-affiliated financial institution (AA rating): approximately JPY 100 billion

*	Notional amount basis. Ratings were based on the lowest external ratings as of Mar. 31, 2008
*3	The decreased amount from Dec. 31, 2007 included approximately JPY 86 billion of foreign exchange translation impact (JPY appreciation).
*4	Mizuho Corporate Bank acquired a CDO as a substitution payment of loans provided to its sponsoring overseas ABCP conduit in FY 2007. The information on this CDO was disclosed in our 3Q FY2007 financial results in which it was referred to as a CDO of approximately JPY 150 billion included as an underlying asset in the ABCP program. The proportion of US subprime mortgage loan related assets to total underlying assets of this CDO was up to approximately 30%. The entire balance (fair value) consisted of Super Senior tranche.
*5	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*6	Excludes US agency bonds (Ginnie Mae, etc.)

2-5

Securities Subsidiaries

(JPY Bn, round figures)

Mizuho Securities (including overseas subsidiaries)

=Trading account

		Balances as of Dec. 31, 2007	Balances as of Mar. 31, 2008	Marks (%) as of Mar. 31, 2008	Realized Gains/ Losses for FY2007
		(Fair Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	470	*1 105	22	-404
2	ABSCDOs, CDOs	276	50	18	-235
3	CDOs backed by RMBS	163	*2 24	10	-220
4	Hedged by CDS with a non-investment grade financial guarantor	*3 30	*3 11	*3 17	*3 -54
5	CDOs except above	114	*4 26	83	-15
6	CDOs backed by claims against corporations	98	16	92	-12
7	Hedged by CDS with a non-investment grade financial guarantor	*3 81	*3 0	*3 —	*3 -10
8	CDOs backed by CMBS	4	0	8	-4
9	RMBS	176	53	27	-164
10	RMBS backed by US subprime mortgage loans	30	15	31	-35
11	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*5 146	*5 38	*5 26	*5 -129
12	RMBS backed by mid-prime loans (Alt-A)	53	19	26
13	ABS, CLOs and others	18	2	67	-5
14	CLOs	8	2	73	-2
15	CMBS	9	0	43	-3

*1	The decreased amount from Dec. 31, 2007 included approximately JPY 57 billion of foreign exchange translation impact (JPY appreciation).
*2	The proportion of US subprime mortgage loan related assets to total underlying assets was approximately 20%. Approximately 70% of the balance (fair value) consisted of Super Senior tranche.
*3	CDO exposures hedged by CDS with a non-investment grade* US financial guarantor (monoline), net of allowances.
*	based on external ratings as of Dec. 31, 2007 or Mar. 31, 2008
*4	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*5	Excludes US agency bonds (Ginnie Mae, etc.)

(Reference) Credit Default Swaps related to securitization products (as of Mar. 31, 2008)

–	The notional amount of credit default swaps (CDS*) referring to securitization products at Mizuho Securities was approximately JPY 330 billion, and the fair value of their reference assets (securitization products) was approximately JPY 266 billion. Therefore, NPV, or the estimated amount claimable for the settlement of the CDS, was approximately JPY 63 billion, which was the difference between the notional amount and the fair value. (The above included CDS contracts with a US monoline (external ratings as of Mar. 31, 2008: AAA (stable)), of which the notional amount was approximately JPY 83 billion and the fair value was approximately JPY 74 billion)
*	excluding CDS shown in line 4 and 7 of the above table

–	Vast majority of the above CDS contracts were with counterparties of external ratings AA or higher (as of Mar. 31, 2008), and their reference assets were securitization products mainly backed by claims against corporations.

2-6

2. Other relevant information (March 31, 2008, Banking Subsidiaries)

•	ABCP program related

•

Mizuho Corporate Bank acquired a CDO as a substitution payment of loans provided to its sponsoring overseas ABCP conduit in FY 2007. The information on this CDO was disclosed in our 3Q FY2007 financial results in which it was referred to as a CDO of approximately JPY 150 billion included as an underlying asset in the ABCP program. A loss of approximately JPY 95 billion, which was included in Other Ordinary Expenses, was incurred in FY2007 in relation to receipt of this CDO. The proportion of US subprime mortgage loan related assets to total underlying assets of this CDO was up to approximately 30%.

•

The total assets of approximately JPY 257 billion acquired by overseas ABCP conduits as of Mar. 31, 2008 included approximately JPY 170 billion of securitization products backed by credit card receivables, auto lease receivables and others (of which approximately JPY 30 billion was guaranteed by US monolines as described below). No US subprime mortgage loan related assets were included. In Apr. 2008, credit card receivable backed securitization products of approximately JPY 57 billion were redeemed in full at maturity (of which approximately JPY 7 billion was guaranteed by a US monoline as described below).

•	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•

Approximately JPY 30 billion of securitization products backed by auto lease receivables, credit card receivables and others, included in the acquired assets of the above-mentioned overseas ABCP conduits sponsored by Mizuho Corporate Bank (of which approximately JPY 7 billion was redeemed at maturity in Apr. 2008).

    Although a part of monolines, which provided the above guarantees, were rated non-investment grade (based on external ratings), there were no particular concerns about the conditions of the underlying assets as of Mar. 31, 2008.

Loans guaranteed by US monolines

•

Approximately JPY 16 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 4 billion was drawn down). No US subprime mortgage loan related exposures were included.

   Although a part of monolines, which provided the above guarantees, were rated non-investment grade (based on external ratings), there were no particular concerns about the credit conditions of the projects as of Mar. 31, 2008.

•	Investments and loans associated with SIVs

•	All exposures had already been written-off (Credit-related Costs for FY2007: approximately JPY 21 billion).

•	Warehousing loan business* related to US subprime mortgage loans

•	Nil
*	Loans provided to other financial institutions in connection with their structuring of securitization products until such products are sold

•	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 68 billion (All of the lenders concerned had investment grade ratings, of which approximately 70% had ratings of “A” or higher).

•	Loans held for sale

•

Approximately JPY 51 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 806 billion of loans held for sale associated with overseas LBO and other transactions (Reserve ratio: 6.3%, of which reserve ratio for LBO/MBO related transactions: 7.5%).

2-7

SELECTED FINANCIAL INFORMATION

For Fiscal 2007

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*	MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2007	See above Notes				Pages
1. Income Analysis	CON		NON	(B)	3-1

2. Interest Margins (Domestic Operations)	NON	(B)			3-6

3. Use and Source of Funds	NON	(B)			3-7

4. Net Gains /Losses on Securities	NON	(B)			3-11

5. Unrealized Gains /Losses on Securities	CON		NON	(B)	3-13

6. Projected Redemption Amounts for Securities	NON	(B)			3-15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON	(B)			3-16

8. Employee Retirement Benefits	NON	(B)	CON		3-17

9. Capital Adequacy Ratio	CON		NON	(B)	3-19

II. REVIEW OF CREDITS	See above Notes				Pages
1. Status of Non-Accrual, Past Due & Restructured Loans	CON		NON	(B)	3-21

2. Status of Reserves for Possible Losses on Loans	CON		NON	(B)	3-23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON		NON	(B)	3-24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON		NON	(B)	3-25

5. Coverage on Disclosed Claims under the FRL	NON	(B)			3-27

6. Overview of Non-Performing Loans(“NPLs”)	NON	(B)			3-30

7. Results of Removal of NPLs from the Balance Sheet	NON	(B&R)			3-31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON	(B)			3-33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON	(B)			3-35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON	(B)			3-36

(2) Loans to SMEs and Individual Customers	NON	(B)			3-36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON	(B)			3-37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Nationality of Borrowers	NON	(B)			3-37

III. DEFERRED TAXES	See above Notes				Pages
1. Change in Deferred Tax Assets, etc.	CON		NON	(B)	3-38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON	(B)			3-39

(2) Estimation for Calculating Deferred Tax Assets	NON	(B)			3-40

IV. OTHER	See above Notes			Pages
1. Breakdown of Deposits (Domestic Offices)	NON(B)			3-44

2. Number of Directors and Employees	HC	NON(B)		3-45

3. Number of Branches and Offices	NON(B)			3-46

4. Earnings Estimates for Fiscal 2008	CON	NON(B)	HC	3-47
Attachments	See above Notes			Pages
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3-48
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)			3-49
Non-Consolidated Statement of Changes in Net Assets	NON(B)			3-50

Mizuho Corporate Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3-51
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)			3-52
Non-Consolidated Statement of Changes in Net Assets	NON(B)			3-53

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2007

1. Income Analysis

    Consolidated

		(Millions of yen)
		Fiscal 2007	Change	Fiscal 2006
Consolidated Gross Profits	1	1,660,932	(456,466)	2,117,399
Net Interest Income	2	1,063,639	(26,624)	1,090,264
Fiduciary Income	3	64,355	(2,603)	66,958
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	494,526	(56,597)	551,124
Net Trading Income	6	56,149	(205,394)	261,544
Net Other Operating Income	7	(17,737)	(165,245)	147,507
General and Administrative Expenses	8	(1,124,527)	(32,925)	(1,091,602)
Personnel Expenses	9	(461,476)	(6,831)	(454,645)
Non-Personnel Expenses	10	(606,212)	(24,470)	(581,741)
Miscellaneous Taxes	11	(56,838)	(1,623)	(55,215)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans )	12	(201,722)	(59,082)	(142,639)
Losses on Write-offs of Loans	13	(128,089)	(60,947)	(67,141)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	14	—	74,983	(74,983)
Net Gains (Losses) related to Stocks	15	253,300	362,873	(109,572)
Equity in Income from Investments in Affiliates	16	9,083	(241)	9,324
Other	17	(199,946)	(165,206)	(34,739)

Ordinary Profits	18	397,120	(351,049)	748,170
Net Extraordinary Gains (Losses)	19	88,942	(137,786)	226,728
Reversal of Reserves for Possible Losses on Loans, etc.	20	118,689	16,240	102,448
Reversal of Reserve for Possible Losses on Investments	21	43	(116)	160

Income before Income Taxes and Minority Interests	22	486,062	(488,836)	974,898
Income Taxes - Current	23	(32,212)	11,055	(43,267)
- Deferred	24	(118,546)	105,153	(223,699)
Minority Interests in Net Income	25	(24,079)	62,886	(86,965)

Net Income	26	311,224	(309,741)	620,965

Credit-related Costs (including Credit Costs for Trust Accounts)	27	(83,033)	(42,842)	(40,190)

* Credit-related Costs [27] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for                                                 Possible Losses on Loans ) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [20] +

                                                Credit Costs for Trust Accounts [4]

(Reference)

Consolidated Net Business Profits	28	511,181	(480,432)	991,613

* Consolidated Net Business Profits [28] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	29	146	13	133
Number of affiliates under the equity method	30	21	2	19

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2007
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Fiscal 2006
Gross Profits	1	942,836	606,371	172,673	1,721,881	21,600	1,700,280
Domestic Gross Profits	2	783,112	273,172	157,635	1,213,920	(17,310)	1,231,231
Net Interest Income	3	599,518	203,609	49,310	852,438	(6,292)	858,731
Fiduciary Income	4			63,003	63,003	(3,130)	66,134
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	175,282	58,487	42,948	276,718	(42,785)	319,504
Net Trading Income	7	7,440	(20,285)	1,072	(11,772)	(13,156)	1,384
Net Other Operating Income	8	870	31,360	1,299	33,531	48,055	(14,523)
International Gross Profits	9	159,723	333,199	15,037	507,960	38,911	469,049
Net Interest Income	10	7,384	90,007	4,181	101,572	7,759	93,813
Net Fee and Commission Income	11	13,751	61,329	(74)	75,006	(6,358)	81,364
Net Trading Income	12	115,156	265,561	36	380,754	252,719	128,035
Net Other Operating Income	13	23,430	(83,699)	10,894	(49,373)	(215,209)	165,836
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(537,212)	(236,163)	(86,797)	(860,173)	(4,471)	(855,702)
Expense Ratio	15	56.9%	38.9%	50.2%	49.9%	(0.3)%	50.3%
Personnel Expenses	16	(127,330)	(73,972)	(27,973)	(229,275)	15,624	(244,900)
Non-Personnel Expenses	17	(376,839)	(148,912)	(55,896)	(581,648)	(20,153)	(561,494)
Premium for Deposit Insurance	18	(43,384)	(7,440)	(2,856)	(53,680)	1,015	(54,695)
Miscellaneous Taxes	19	(33,042)	(13,278)	(2,927)	(49,249)	57	(49,307)

*Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	405,623	370,208	85,875	861,708	17,129	844,578

Excluding Net Gains (Losses) related to Bonds	21	401,129	302,487	73,353	776,970	(42,055)	819,026
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	(12,096)	—	—	(12,096)	5,210	(17,306)

Net Business Profits	23	393,527	370,208	85,875	849,611	22,340	827,271
Net Gains (Losses) related to Bonds	24	4,494	67,720	12,522	84,737	59,185	25,552
Net Non-Recurring Gains (Losses)	25	(171,621)	1,511	(7,140)	(177,251)	77,520	(254,772)
Net Gains (Losses) related to Stocks	26	49,066	190,393	728	240,188	355,571	(115,383)
Expenses related to Portfolio Problems	27	(182,802)	(26,944)	(5,121)	(214,869)	(103,718)	(111,151)
Other	28	(37,885)	(161,937)	(2,747)	(202,570)	(174,333)	(28,237)

Ordinary Profits	29	221,905	371,719	78,735	672,360	99,860	572,499
Net Extraordinary Gains (Losses)	30	17,121	(381,865)	22,026	(342,717)	(578,598)	235,881
Net Gains (Losses) on Disposition of Fixed Assets	31	3,668	(308)	(543)	2,816	2,484	331
Losses on Impairment of Fixed Assets	32	(2,189)	(46)	(355)	(2,591)	1,478	(4,070)
Gains (Losses) related to Retirement Benefits	33	—	—	—	—	(125,961)	125,961
Reversal of Reserves for Possible Losses on Loans, etc.	34	15,438	97,930	21,000	134,369	29,211	105,157
Reversal of Reserve for Possible Losses on Investments	35	—	—	—	—	(197)	197

Losses on Devaluation of Stocks of Subsidiary	36	—	(473,156)	—	(473,156)	(473,156)	—
Income before Income Taxes	37	239,027	(10,145)	100,761	329,643	(478,737)	808,381
Income Taxes - Current	38	(502)	(38)	(20)	(560)	3	(564)
- Deferred	39	(42,997)	(78,581)	(13,975)	(135,554)	74,023	(209,578)

Net Income	40	195,527	(88,764)	86,764	193,527	(404,710)	598,238

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5]. (reference)

Income before Devaluation of Stocks of Subsidiary	41	195,527	384,391	86,764	666,684	68,445	598,238
* Income before Devaluation of Stocks of Subsidiary [41] = Net Income [40] - Losses on Devaluation of Stocks of Subsidiary [36]

Credit-related Costs	42	(179,460)	70,985	15,878	(92,595)	(69,295)	(23,300)

*  Credit-related Costs [42] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [34]

                                                 + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	43			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	44	(12,096)	(19,188)	512	(30,772)	(152,659)	121,886
Losses on Write-offs of Loans	45	(80,840)	(6,498)	(4,051)	(91,390)	(99,959)	8,569
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	46	(14,574)	94,776	20,334	100,536	284,852	(184,315)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	47	51	2,458	153	2,663	2,283	380
Reversal of (Provision for) Reserve for Contingencies	48	—	(128)	(920)	(1,048)	(29,306)	28,257
Other (including Losses on Sales of Loans)	49	(72,000)	(433)	(150)	(72,584)	(74,506)	1,921

Total	50	(179,460)	70,985	15,878	(92,595)	(69,295)	(23,300)

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

	(Millions of yen)
		Fiscal 2007	Change	Fiscal 2006
Gross Profits	1	942,836	(35,689)	978,525
Domestic Gross Profits	2	783,112	3,998	779,114
Net Interest Income	3	599,518	6,191	593,326
Net Fee and Commission Income	4	175,282	(26,798)	202,081
Net Trading Income	5	7,440	578	6,861
Net Other Operating Income	6	870	24,026	(23,155)
International Gross Profits	7	159,723	(39,687)	199,411
Net Interest Income	8	7,384	6,879	504
Net Fee and Commission Income	9	13,751	(861)	14,613
Net Trading Income	10	115,156	86,286	28,870
Net Other Operating Income	11	23,430	(131,991)	155,422
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(537,212)	(10,234)	(526,977)
Expense Ratio	13	56.9%	3.1%	53.8%
Personnel Expenses	14	(127,330)	7,710	(135,040)
Non-Personnel Expenses	15	(376,839)	(17,865)	(358,973)
Premium for Deposit Insurance	16	(43,384)	251	(43,635)
Miscellaneous Taxes	17	(33,042)	(79)	(32,962)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	405,623	(45,924)	451,547
Excluding Net Gains (Losses) related to Bonds	19	401,129	(69,167)	470,296
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(12,096)	8,367	(20,463)

Net Business Profits	21	393,527	(37,556)	431,084
Net Gains (Losses) related to Bonds	22	4,494	23,243	(18,748)
Net Non-Recurring Gains (Losses)	23	(171,621)	80,369	(251,991)
Net Gains (Losses) related to Stocks	24	49,066	214,163	(165,097)
Expenses related to Portfolio Problems	25	(182,802)	(103,384)	(79,418)
Other	26	(37,885)	(30,410)	(7,475)

Ordinary Profits	27	221,905	42,812	179,092
Net Extraordinary Gains (Losses)	28	17,121	(88,065)	105,187
Net Gains (Losses) on Disposition of Fixed Assets	29	3,668	365	3,303
Losses on Impairment of Fixed Assets	30	(2,189)	1,156	(3,346)
Gains (Losses) related to Retirement Benefits	31	—	(70,658)	70,658
Reversal of Reserves for Possible Losses on Loans, etc.	32	15,438	(18,958)	34,397
Reversal of Reserve for Possible Losses on Investments	33	—	(29)	29

Income before Income Taxes	34	239,027	(45,253)	284,280

Income Taxes - Current	35	(502)	(1)	(500)
- Deferred	36	(42,997)	34,493	(77,490)

Net Income	37	195,527	(10,761)	206,289

Credit-related Costs	38	(179,460)	(113,975)	(65,484)

*  Credit-related Costs [38] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [20]+ Reversal of Reserves for Possible Losses on Loans, etc. [32]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	39	(12,096)	8,367	(20,463)
Losses on Write-offs of Loans	40	(80,840)	(62,056)	(18,783)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(14,574)	14,260	(28,835)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	51	37	14
Reversal of (Provision for) Reserve for Contingencies	43	—	—	—
Other (including Losses on Sales of Loans)	44	(72,000)	(74,583)	2,583

Total	45	(179,460)	(113,975)	(65,484)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

	(Millions of yen)
		Fiscal 2007	Change	Fiscal 2006
Gross Profits	1	606,371	58,485	547,885
Domestic Gross Profits	2	273,172	(6,463)	279,635
Net Interest Income	3	203,609	(11,288)	214,898
Net Fee and Commission Income	4	58,487	(10,264)	68,751
Net Trading Income	5	(20,285)	(11,574)	(8,710)
Net Other Operating Income	6	31,360	26,665	4,695
International Gross Profits	7	333,199	64,949	268,250
Net Interest Income	8	90,007	(1,615)	91,622
Net Fee and Commission Income	9	61,329	(5,483)	66,812
Net Trading Income	10	265,561	164,050	101,510
Net Other Operating Income	11	(83,699)	(92,002)	8,303
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(236,163)	4,805	(240,969)
Expense Ratio	13	38.9%	(5.0%)	43.9%
Personnel Expenses	14	(73,972)	6,624	(80,596)
Non-Personnel Expenses	15	(148,912)	(1,923)	(146,989)
Premium for Deposit Insurance	16	(7,440)	853	(8,293)
Miscellaneous Taxes	17	(13,278)	104	(13,383)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	370,208	63,291	306,916
Excluding Net Gains (Losses) related to Bonds	19	302,487	33,729	268,758
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	370,208	63,291	306,916
Net Gains (Losses) related to Bonds	22	67,720	29,562	38,158
Net Non-Recurring Gains (Losses)	23	1,511	(5,181)	6,692
Net Gains (Losses) related to Stocks	24	190,393	159,457	30,935
Expenses related to Portfolio Problems	25	(26,944)	(18,873)	(8,071)
Other	26	(161,937)	(145,765)	(16,171)

Ordinary Profits	27	371,719	58,110	313,609
Net Extraordinary Gains (Losses)	28	(381,865)	(511,770)	129,904
Net Gains (Losses) on Disposition of Fixed Assets	29	(308)	2,144	(2,453)
Losses on Impairment of Fixed Assets	30	(46)	656	(702)
Gains (Losses) related to Retirement Benefits	31	—	(55,303)	55,303
Reversal of Reserves for Possible Losses on Loans, etc.	32	97,930	27,510	70,419
Reversal of Reserve for Possible Losses on Investments	33	—	(167)	167
Losses on Devaluation of Stocks of Subsidiary	34	(473,156)	(473,156)	—

Income before Income Taxes	35	(10,145)	(453,659)	443,513
Income Taxes - Current	36	(38)	0	(38)
- Deferred	37	(78,581)	41,762	(120,343)

Net Income	38	(88,764)	(411,895)	323,131

(Reference)
Income before Devaluation of Stocks of Subsidiary	39	384,391	61,260	323,131
* Income before Devaluation of Stocks of Subsidiary [39] = Net Income [38] - Losses on Devaluation of Stocks of Subsidiary [34]

Credit-related Costs	40	70,985	8,637	62,348

*  Credit-related Costs [40] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General

                                                 Reserve for Possible Losses on Loans [20]+  Reversal of Reserves for Possible Losses on Loans, etc.

                                                 [32]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	(19,188)	(158,381)	139,193
Losses on Write-offs of Loans	42	(6,498)	(37,466)	30,967
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	94,776	230,192	(135,415)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	2,458	2,289	168
Reversal of (Provision for) Reserve for Contingencies	45	(128)	(28,045)	27,917
Other (including Losses on Sales of Loans)	46	(433)	48	(482)

Total	47	70,985	8,637	62,348

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2007	Change	Fiscal 2006
Gross Profits	1	172,673	(1,196)	173,869
Domestic Gross Profits	2	157,635	(14,845)	172,481
Net Interest Income	3	49,310	(1,196)	50,506
Fiduciary Income	4	63,003	(3,130)	66,134
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	42,948	(5,722)	48,671
Net Trading Income	7	1,072	(2,160)	3,232
Net Other Operating Income	8	1,299	(2,636)	3,935
International Gross Profits	9	15,037	13,649	1,388
Net Interest Income	10	4,181	2,495	1,685
Net Fee and Commission Income	11	(74)	(12)	(61)
Net Trading Income	12	36	2,382	(2,346)
Net Other Operating Income	13	10,894	8,784	2,110
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(86,797)	957	(87,755)
Expense Ratio	15	50.2%	(0.2%)	50.4%
Personnel Expenses	16	(27,973)	1,289	(29,262)
Non-Personnel Expenses	17	(55,896)	(364)	(55,531)
Premium for Deposit Insurance	18	(2,856)	(89)	(2,766)
Miscellaneous Taxes	19	(2,927)	33	(2,961)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	85,875	(238)	86,114
Excluding Net Gains (Losses) related to Bonds	21	73,353	(6,618)	79,971
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	(3,156)	3,156
Net Business Profits	23	85,875	(3,394)	89,270

Net Gains (Losses) related to Bonds	24	12,522	6,379	6,143
Net Non-Recurring Gains (Losses)	25	(7,140)	2,332	(9,473)
Net Gains (Losses) related to Stocks	26	728	(18,049)	18,778
Expenses related to Portfolio Problems	27	(5,121)	18,539	(23,661)
Other	28	(2,747)	1,842	(4,589)

Ordinary Profits	29	78,735	(1,062)	79,797
Net Extraordinary Gains (Losses)	30	22,026	21,237	789
Net Gains (Losses) on Disposition of Fixed Assets	31	(543)	(25)	(517)
Losses on Impairment of Fixed Assets	32	(355)	(334)	(21)
Gains (Losses) related to Retirement Benefits	33	—	—	—
Reversal of Reserves for Possible Losses on Loans, etc.	34	21,000	20,659	340
Reversal of Reserve for Possible Losses on Investments	35	—	—	—

Income before Income Taxes	36	100,761	20,174	80,586
Income Taxes - Current	37	(20)	4	(25)
- Deferred	38	(13,975)	(2,232)	(11,743)

Net Income	39	86,764	17,947	68,817

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20]
= Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] - Credit Costs for Trust Accounts [5]

Credit-related Costs	40	15,878	36,043	(20,164)

*  Credit-related Costs [40] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [22]+  Reversal of Reserves for Possible Losses on Loans, etc. [34] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	512	(2,644)	3,156
Losses on Write-offs of Loans	43	(4,051)	(436)	(3,614)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	20,334	40,399	(20,065)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	153	(43)	197
Reversal of (Provision for) Reserve for Contingencies	46	(920)	(1,260)	340
Other (including Losses on Sales of Loans)	47	(150)	28	(178)

Total	48	15,878	36,043	(20,164)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

		(%)
		Fiscal 2007	Change	Fiscal 2006
Return on Interest-Earning Assets	1	1.35	0.19	1.15
Return on Loans and Bills Discounted	2	1.67	0.26	1.40
Return on Securities	3	0.95	0.07	0.88
Cost of Funding (including Expenses)	4	1.16	0.22	0.94
Cost of Deposits and Debentures (including Expenses)	5	1.21	0.18	1.02
Cost of Deposits and Debentures	6	0.31	0.15	0.16
Cost of Other External Liabilities	7	0.70	0.30	0.40
Net Interest Margin (1)-(4)	8	0.19	(0.02)	0.21
Loan and Deposit Rate Margin (including Expenses) (2)-(5)	9	0.45	0.08	0.37
Loan and Deposit Rate Margin (2)-(6)	10	1.35	0.11	1.24
* Return on Loans and Bills Discounted excludes loans to MHFG.
* Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	11	1.78	0.27	1.50
Loan and Deposit Rate Margin (including Expenses) (11)-(5)	12	0.57	0.09	0.47
Loan and Deposit Rate Margin (11)-(6)	13	1.46	0.12	1.34

Mizuho Bank
Return on Interest-Earning Assets	14	1.39	0.19	1.19
Return on Loans and Bills Discounted	15	1.86	0.23	1.62
Return on Securities	16	0.73	0.07	0.65
Cost of Funding (including Expenses)	17	1.21	0.19	1.01
Cost of Deposits and Debentures (including Expenses)	18	1.19	0.15	1.03
Cost of Deposits and Debentures	19	0.25	0.14	0.10
Cost of Other External Liabilities	20	0.73	0.20	0.52
Net Interest Margin (14)-(17)	21	0.18	(0.00)	0.18
Loan and Deposit Rate Margin (including Expenses) (15)-(18)	22	0.67	0.07	0.59
Loan and Deposit Rate Margin (15)-(19)	23	1.60	0.08	1.51
* Return on Loans and Bills Discounted excludes loans to MHFG.
* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	24	2.01	0.24	1.76
Loan and Deposit Rate Margin (including Expenses) (24)-(18)	25	0.82	0.08	0.73
Loan and Deposit Rate Margin (24)-(19)	26	1.75	0.09	1.66

Mizuho Corporate Bank
Return on Interest-Earning Assets	27	1.27	0.20	1.07
Return on Loans and Bills Discounted	28	1.32	0.29	1.02
Return on Securities	29	1.31	0.00	1.31
Cost of Funding (including Expenses)	30	1.06	0.26	0.80
Cost of Deposits and Debentures (including Expenses)	31	1.26	0.26	1.00
Cost of Deposits and Debentures	32	0.50	0.18	0.32
Cost of Other External Liabilities	33	0.69	0.32	0.37
Net Interest Margin (27)-(30)	34	0.20	(0.05)	0.26
Loan and Deposit Rate Margin (including Expenses) (28)-(31)	35	0.05	0.03	0.01
Loan and Deposit Rate Margin (28)-(32)	36	0.81	0.11	0.70
* Return on Loans and Bills Discounted excludes loans to MHFG.
* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	37	1.37	0.30	1.06
Loan and Deposit Rate Margin (including Expenses) (37)-(31)	38	0.10	0.04	0.06
Loan and Deposit Rate Margin (37)-(32)	39	0.86	0.12	0.74

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets	40	1.49	0.14	1.34
Return on Loans and Bills Discounted	41	1.65	0.12	1.53
Return on Securities	42	1.32	0.12	1.19
Cost of Funding	43	0.59	0.22	0.36
Cost of Deposits	44	0.51	0.19	0.32
Net Interest Margin (40)-(43)	45	0.89	(0.08)	0.97
Loan and Deposit Rate Margin (41)-(44)	46	1.14	(0.07)	1.21
* 3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).
* Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	Fiscal 2007		Change		Fiscal 2006
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	113,405,856	2.04	2,380,703	0.21	111,025,153	1.82
Loans and Bills Discounted	62,199,483	2.19	72,142	0.28	62,127,340	1.90
Securities	34,441,447	1.83	155,790	0.20	34,285,656	1.63
Source of Funds	113,057,860	1.25	1,891,473	0.23	111,166,387	1.01
Deposits	70,857,223	0.78	809,701	0.10	70,047,522	0.68
NCDs	9,826,177	1.27	(642,794)	0.25	10,468,972	1.01
Debentures	3,994,315	0.60	(1,702,762)	(0.00)	5,697,077	0.60
Call Money	10,019,528	0.81	1,902,929	0.34	8,116,599	0.46
Payables under Repurchase Agreements	6,475,068	3.71	407,233	(0.14)	6,067,834	3.85
Bills Sold	—	—	(436,214)	(0.02)	436,214	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,473,503	3.06	536,461	(0.02)	4,937,042	3.09

(Domestic Operations)
Use of Funds	88,568,195	1.35	981,596	0.19	87,586,598	1.15
Loans and Bills Discounted	52,350,111	1.65	(810,807)	0.26	53,160,919	1.39
Securities	24,496,256	0.95	(1,180,051)	0.07	25,676,307	0.88
Source of Funds	88,840,455	0.44	476,121	0.21	88,364,333	0.23
Deposits	58,936,987	0.25	806,192	0.14	58,130,794	0.10
NCDs	8,455,316	0.62	(433,210)	0.36	8,888,526	0.26
Debentures	3,994,315	0.60	(1,702,762)	(0.00)	5,697,077	0.60
Call Money	9,670,703	0.62	1,843,718	0.33	7,826,985	0.29
Payables under Repurchase Agreements	591,144	0.59	(195,641)	0.29	786,785	0.29
Bills Sold	—	—	(436,214)	(0.02)	436,214	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,404,476	1.03	318,248	0.09	2,086,228	0.93

(International Operations)
Use of Funds	26,168,378	4.31	2,519,919	(0.00)	23,648,459	4.31
Loans and Bills Discounted	9,849,371	5.02	882,950	0.05	8,966,420	4.97
Securities	9,945,190	4.00	1,335,842	0.14	8,609,348	3.85
Source of Funds	25,548,121	4.03	2,536,163	0.00	23,011,958	4.03
Deposits	11,920,236	3.43	3,508	(0.07)	11,916,727	3.51
NCDs	1,370,861	5.24	(209,584)	(0.01)	1,580,446	5.25
Debentures	—	—	—	—	—	—
Call Money	348,824	5.89	59,210	0.60	289,613	5.29
Payables under Repurchase Agreements	5,883,924	4.02	602,874	(0.35)	5,281,049	4.38
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,069,026	4.66	218,213	(0.01)	2,850,813	4.67

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2007		Change		Fiscal 2006
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	59,800,622	1.49	1,050,118	0.22	58,750,503	1.27
Loans and Bills Discounted	33,542,791	1.85	(36,096)	0.24	33,578,888	1.60
Securities	16,589,904	0.99	(1,111,745)	0.21	17,701,649	0.77
Source of Funds	60,815,075	0.46	889,641	0.21	59,925,433	0.25
Deposits	52,269,764	0.29	1,590,641	0.14	50,679,122	0.15
NCDs	1,823,803	0.49	(541,900)	0.30	2,365,704	0.18
Debentures	1,260,582	0.24	(563,216)	0.10	1,823,798	0.13
Call Money	1,766,050	0.48	323,203	0.27	1,442,847	0.21
Payables under Repurchase Agreements	82,749	0.58	(55,904)	0.28	138,653	0.30
Bills Sold	—	—	(66,110)	(0.01)	66,110	0.01
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,219,420	3.10	(85,613)	0.18	1,305,033	2.91

(Domestic Operations)
Use of Funds	57,074,333	1.39	477,089	0.19	56,597,243	1.19
Loans and Bills Discounted	33,199,309	1.84	(71,030)	0.24	33,270,340	1.59
Securities	15,126,217	0.73	(1,671,133)	0.07	16,797,351	0.65
Source of Funds	58,234,755	0.33	391,671	0.18	57,843,084	0.14
Deposits	51,341,568	0.24	1,559,946	0.14	49,781,621	0.10
NCDs	1,821,787	0.49	(542,319)	0.30	2,364,106	0.18
Debentures	1,260,582	0.24	(563,216)	0.10	1,823,798	0.13
Call Money	1,766,050	0.48	323,203	0.27	1,442,847	0.21
Payables under Repurchase Agreements	82,749	0.58	(55,904)	0.28	138,653	0.30
Bills Sold	—	—	(66,110)	(0.01)	66,110	0.01
Commercial Paper	—	—	—	—	—	—
Borrowed Money	481,123	1.69	(47,697)	0.17	528,821	1.51

(International Operations)
Use of Funds	3,178,633	3.11	1,003,564	(0.05)	2,175,069	3.16
Loans and Bills Discounted	343,481	2.75	34,933	0.19	308,547	2.55
Securities	1,463,686	3.70	559,388	0.69	904,298	3.00
Source of Funds	3,032,664	3.01	928,505	(0.23)	2,104,158	3.25
Deposits	928,196	3.08	30,694	(0.05)	897,501	3.13
NCDs	2,016	0.76	418	0.46	1,597	0.29
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	738,296	4.01	(37,915)	0.15	776,211	3.86

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	Fiscal 2007		Change		Fiscal 2006
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	53,605,234	2.65	1,330,584	0.20	52,274,649	2.45
Loans and Bills Discounted	28,656,691	2.58	108,239	0.32	28,548,452	2.26
Securities	17,851,542	2.62	1,267,536	0.08	16,584,006	2.54
Source of Funds	52,242,785	2.16	1,001,831	0.25	51,240,953	1.90
Deposits	18,587,458	2.16	(780,940)	0.10	19,368,399	2.06
NCDs	8,002,373	1.44	(100,894)	0.18	8,103,268	1.26
Debentures	2,733,732	0.76	(1,139,545)	(0.06)	3,873,278	0.82
Call Money	8,253,478	0.88	1,579,726	0.35	6,673,751	0.52
Payables under Repurchase Agreements	6,392,319	3.75	463,138	(0.18)	5,929,181	3.93
Bills Sold	—	—	(370,103)	(0.03)	370,103	0.03
Commercial Paper	—	—	—	—	—	—
Borrowed Money	4,254,083	3.06	622,074	(0.10)	3,632,008	3.16

(Domestic Operations)
Use of Funds	31,493,861	1.27	504,506	0.20	30,989,354	1.07
Loans and Bills Discounted	19,150,801	1.33	(739,777)	0.29	19,890,579	1.04
Securities	9,370,038	1.31	491,082	0.00	8,878,956	1.31
Source of Funds	30,605,699	0.64	84,450	0.26	30,521,249	0.38
Deposits	7,595,418	0.28	(753,754)	0.17	8,349,173	0.10
NCDs	6,633,529	0.66	109,108	0.37	6,524,420	0.29
Debentures	2,733,732	0.76	(1,139,545)	(0.06)	3,873,278	0.82
Call Money	7,904,653	0.66	1,520,515	0.35	6,384,137	0.30
Payables under Repurchase Agreements	508,395	0.59	(139,736)	0.30	648,131	0.29
Bills Sold	—	—	(370,103)	(0.03)	370,103	0.03
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,923,353	0.86	365,945	0.12	1,557,407	0.73

(International Operations)
Use of Funds	22,989,744	4.48	1,516,354	0.04	21,473,389	4.43
Loans and Bills Discounted	9,505,889	5.11	848,016	0.05	8,657,872	5.05
Securities	8,481,504	4.06	776,454	0.10	7,705,049	3.95
Source of Funds	22,515,457	4.17	1,607,657	0.06	20,907,799	4.11
Deposits	10,992,040	3.46	(27,186)	(0.07)	11,019,226	3.54
NCDs	1,368,844	5.25	(210,003)	(0.00)	1,578,848	5.26
Debentures	—	—	—	—	—	—
Call Money	348,824	5.89	59,210	0.60	289,613	5.29
Payables under Repurchase Agreements	5,883,924	4.02	602,874	(0.35)	5,281,049	4.38
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,330,730	4.87	256,128	(0.11)	2,074,601	4.98

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2007		Change		Fiscal 2006
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate

(Total)
Use of Funds	6,034,837	1.67	401,179	0.19	5,633,658	1.47
Loans and Bills Discounted	3,705,592	1.67	84,819	0.13	3,620,773	1.54
Securities	1,633,101	1.81	65,935	0.29	1,567,166	1.51
Source of Funds	5,908,420	0.80	363,333	0.24	5,545,086	0.56
Deposits	2,907,937	0.53	195,570	0.14	2,712,367	0.38
NCDs	632,464	0.71	105,270	0.39	527,193	0.32
Debentures	—	—	—	—	—	—
Call Money	528,237	0.72	(146,454)	0.28	674,691	0.43
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	(56,238)	(0.02)	56,238	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	109,949	0.96	22,788	(0.20)	87,160	1.16

(Domestic Operations)
Use of Funds	5,781,032	1.49	323,990	0.13	5,457,042	1.35
Loans and Bills Discounted	3,663,929	1.65	61,085	0.12	3,602,844	1.52
Securities	1,262,767	1.28	(49,993)	0.15	1,312,760	1.13
Source of Funds	5,650,657	0.65	286,616	0.21	5,364,041	0.43
Deposits	2,891,523	0.51	196,171	0.14	2,695,352	0.37
NCDs	632,464	0.71	105,270	0.39	527,193	0.32
Debentures	—	—	—	—	—	—
Call Money	510,973	0.58	(143,586)	0.28	654,560	0.29
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	(56,238)	(0.02)	56,238	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	106,998	0.89	30,281	0.03	76,717	0.86

(International Operations)
Use of Funds	718,318	2.46	357,710	(0.37)	360,608	2.83
Loans and Bills Discounted	41,662	3.35	23,733	(0.72)	17,929	4.08
Securities	370,334	3.61	115,928	0.10	254,405	3.50
Source of Funds	722,277	1.87	357,238	(0.46)	365,038	2.34
Deposits	16,414	3.67	(601)	0.45	17,015	3.22
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	17,263	5.00	(2,867)	(0.13)	20,131	5.13
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,950	3.50	(7,493)	0.10	10,443	3.40

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Bonds	84,737	59,089	25,648
Gains on Sales and Others	240,392	160,153	80,239
Losses on Sales and Others	(143,724)	(89,714)	(54,010)
Devaluation	(3,780)	(3,721)	(58)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(95)	95
Gains (Losses) on Derivatives other than for Trading	(8,150)	(7,532)	(617)

*	Figures for fiscal 2006 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Stocks	240,188	355,469	(115,281)
Gains on Sales	319,742	102,429	217,312
Losses on Sales	(6,522)	(4,135)	(2,386)
Devaluation	(92,607)	238,036	(330,643)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(2,075)	(2,170)	94
Gains (Losses) on Derivatives other than for Trading	21,651	21,310	341

*	Figures for fiscal 2006 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Bonds	4,494	23,171	(18,677)
Gains on Sales and Others	41,169	29,993	11,176
Losses on Sales and Others	(34,044)	(4,541)	(29,502)
Devaluation	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(71)	71
Gains (Losses) on Derivatives other than for Trading	(2,631)	(2,208)	(422)
* Figures for fiscal 2006 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).
	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Stocks	49,066	214,205	(165,139)
Gains on Sales	105,813	85,711	20,102
Losses on Sales	(3,208)	(1,745)	(1,462)
Devaluation	(52,583)	131,041	(183,624)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(633)	(591)	(41)
Gains (Losses) on Derivatives other than for Trading	(322)	(209)	(113)

*	Figures for fiscal 2006 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Bonds	67,720	29,538	38,182
Gains on Sales and Others	184,379	121,293	63,085
Losses on Sales and Others	(107,150)	(82,732)	(24,417)
Devaluation	(3,746)	(3,688)	(57)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(24)	24
Gains (Losses) on Derivatives other than for Trading	(5,761)	(5,310)	(451)
* Figures for fiscal 2006 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).
	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Stocks	190,393	159,313	31,079
Gains on Sales	211,242	34,158	177,084
Losses on Sales	(2,566)	(1,780)	(786)
Devaluation	(38,829)	106,987	(145,816)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(1,442)	(1,586)	143
Gains (Losses) on Derivatives other than for Trading	21,989	21,535	454
* Figures for fiscal 2006 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains). Mizuho Trust & Banking
	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Bonds	12,522	6,379	6,143
Gains on Sales and Others	14,843	8,865	5,977
Losses on Sales and Others	(2,529)	(2,439)	(90)
Devaluation	(33)	(32)	(0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	242	(13)	255

	Fiscal 2007	Change	Fiscal 2006
Net Gains (Losses) related to Stocks	728	(18,049)	18,778
Gains on Sales	2,685	(17,440)	20,125
Losses on Sales	(747)	(608)	(138)
Devaluation	(1,194)	7	(1,202)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	7	(7)
Gains (Losses) on Derivatives other than for Trading	(16)	(16)	—

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Millions of yen)
	As of March 31, 2008				As of September 30, 2007			As of March 31, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	32,576,871	677,880	1,286,586	608,706	1,878,303	2,359,231	480,927	2,441,121	2,803,332	362,210
Japanese Stocks	4,126,691	976,727	1,188,056	211,328	2,183,903	2,292,237	108,334	2,693,783	2,741,841	48,058
Japanese Bonds	17,458,889	(98,111)	21,603	119,715	(141,318)	5,047	146,365	(157,458)	3,953	161,412
Japanese Government Bonds	16,222,574	(99,339)	15,813	115,152	(134,888)	3,808	138,696	(152,314)	2,026	154,340
Other	10,991,290	(200,735)	76,926	277,661	(164,281)	61,946	226,227	(95,203)	57,536	152,740

*  In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.

*  Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

    Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*  The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the consolidated balance sheet and the acquisition cost.

*  Unrealized Gains /Losses include ¥37,202 million, ¥14,090 million and ¥3,935 million, which were recognized in the statement of income for March 31, 2008, September 30, 2007 and March 31, 2007, respectively, by applying the fair-value hedge method.

    As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2008, September 30, 2007 and March 31, 2007 are ¥640,678 million, ¥1,864,212 million and ¥2,437,185 million, respectively.

*  Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of March 31, 2008, September 30, 2007 and March 31, 2007 are ¥401,375 million, ¥1,180,567 million and ¥1,550,628 million, respectively.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Millions of yen)
	As of March 31, 2008				As of September 30, 2007			As of March 31, 2007
		Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
	Book Value		Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	778,813	4,958	5,018	60	(3,285)	—	3,285	(8,063)	0	8,064

Non-Consolidated

(1) Other Securities (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2008				As of September 30, 2007			As of March 31, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	31,995,235	601,920	1,226,378	624,457	1,794,302	2,276,237	481,934	2,356,868	2,717,122	360,254
Japanese Stocks	4,085,977	895,629	1,126,335	230,706	2,099,554	2,209,763	110,208	2,609,834	2,656,650	46,815
Japanese Bonds	17,167,898	(98,675)	21,069	119,744	(141,196)	5,033	146,230	(157,254)	3,949	161,203
Japanese Government Bonds	15,941,552	(99,862)	15,279	115,141	(134,659)	3,796	138,455	(151,940)	2,025	153,966
Other	10,741,358	(195,033)	78,973	274,006	(164,054)	61,440	225,495	(95,712)	56,523	152,235

Mizuho Bank
Other Securities	14,669,217	50	204,174	204,124	246,064	399,558	153,493	380,618	481,796	101,178
Japanese Stocks	947,013	63,343	177,514	114,170	327,740	384,636	56,896	446,577	466,982	20,405
Japanese Bonds	10,383,057	(46,655)	10,301	56,956	(64,367)	2,870	67,238	(72,167)	2,184	74,352
Japanese Government Bonds	9,701,808	(45,818)	8,115	53,933	(61,976)	2,628	64,605	(70,450)	1,749	72,199
Other	3,339,147	(16,638)	16,358	32,997	(17,307)	12,050	29,358	6,208	12,629	6,420

Mizuho Corporate Bank
Other Securities	15,580,276	522,856	903,246	380,390	1,400,789	1,696,438	295,648	1,787,186	2,013,717	226,531
Japanese Stocks	2,846,877	730,199	839,055	108,855	1,595,142	1,646,287	51,144	1,944,320	1,969,423	25,103
Japanese Bonds	5,867,975	(29,162)	7,113	36,276	(51,001)	2,009	53,010	(58,724)	1,707	60,432
Japanese Government Bonds	5,406,378	(30,781)	4,093	34,874	(47,257)	1,117	48,374	(55,617)	276	55,893
Other	6,865,423	(178,180)	57,077	235,258	(143,351)	48,141	191,493	(98,408)	42,586	140,994

Mizuho Trust & Banking
Other Securities	1,745,741	79,013	118,957	39,943	147,448	180,240	32,792	189,063	221,608	32,544
Japanese Stocks	292,086	102,085	109,764	7,679	176,670	178,839	2,168	218,937	220,244	1,306
Japanese Bonds	916,866	(22,857)	3,654	26,512	(25,827)	153	25,981	(26,362)	56	26,418
Japanese Government Bonds	833,366	(23,262)	3,070	26,333	(25,425)	50	25,476	(25,873)	0	25,873
Other	536,788	(214)	5,537	5,751	(3,395)	1,247	4,642	(3,512)	1,307	4,819

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the balance sheet and the acquisition cost.
*	Unrealized Gains /Losses include ¥37,202 million, ¥14,090 million and ¥3,935 million, which were recognized in the statement of income for March 31, 2008, September 30, 2007 and March 31, 2007, respectively, by applying the fair-value hedge method.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2008, September 30, 2007 and March 31, 2007 are ¥564,717 million, ¥1,780,212 million and ¥2,352,932 million , respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of March 31, 2008, September 30, 2007 and March 31, 2007 are as follows:

	(Millions of yen)
	As of March 31, 2008	As of September 30, 2007	As of March 31, 2007
Aggregated Figures	366,562	1,151,865	1,529,195
Mizuho Bank	(46,300)	143,689	251,748
Mizuho Corporate Bank	346,058	894,497	1,135,629
Mizuho Trust & Banking	66,803	113,678	141,816

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2008				As of September 30, 2007			As of March 31, 2007
		Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
	Book Value		Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	778,813	4,958	5,018	60	(3,285)	—	3,285	(8,063)	0	8,064
Mizuho Bank	778,813	4,958	5,018	60	(3,285)	—	3,285	(8,063)	0	8,064
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value) Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2008				As of September 30, 2007			As of March 31, 2007
		Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
	Book Value		Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	118,266	2,553	9,090	6,537	62,822	62,822	—	130,942	130,942	—
Mizuho Bank	88,274	(6,537)	—	6,537	32,426	32,426	—	90,978	90,978	—
Mizuho Corporate Bank	29,992	9,090	9,090	—	30,396	30,396	—	39,963	39,963	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)
Investments in Subsidiaries and Affiliates	137,171	397,338	397,338	—	521,287	521,287	—	785,251	785,251	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2008			As of September 30, 2007	As of March 31, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2007	Change from March 31, 2007
Other Securities	640,678	(1,223,534)	(1,796,507)	1,864,212	2,437,185
Japanese Stocks	976,727	(1,207,175)	(1,717,055)	2,183,903	2,693,783
Japanese Bonds	(124,727)	45,251	39,432	(169,979)	(164,160)
Japanese Government Bonds	(123,737)	40,424	36,132	(164,162)	(159,869)
Other	(211,322)	(61,611)	(118,885)	(149,711)	(92,437)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2008			As of September 30, 2007	As of March 31, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2007	Change from March 31, 2007
Other Securities	564,717	(1,215,494)	(1,788,215)	1,780,212	2,352,932
Japanese Stocks	895,629	(1,203,925)	(1,714,205)	2,099,554	2,609,834
Japanese Bonds	(125,291)	44,566	38,664	(169,857)	(163,956)
Japanese Government Bonds	(124,260)	39,672	35,235	(163,933)	(159,496)
Other	(205,620)	(56,135)	(112,674)	(149,484)	(92,945)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

■	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks
	(Billions of yen)
	Maturity as of March 31, 2008				Change				Maturity as of March 31, 2007
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	8,735.0	7,128.5	1,885.3	1,907.9	2,274.7	(621.6)	(587.0)	106.1	6,460.3	7,750.1	2,472.4	1,801.7
Japanese Government Bonds	8,233.8	5,508.9	1,214.4	1,474.1	2,190.1	(268.6)	(807.4)	61.3	6,043.7	5,777.6	2,021.8	1,412.8
Japanese Local Government Bonds	47.0	37.3	27.8	7.8	42.9	(52.5)	(9.1)	(0.4)	4.0	89.8	36.9	8.2
Japanese Corporate Bonds	454.1	1,582.1	643.0	425.9	41.5	(300.4)	229.4	45.2	412.5	1,882.6	413.6	380.6
Other	1,097.5	4,570.6	1,847.7	2,841.8	78.3	534.4	(1,016.3)	(994.3)	1,019.2	4,036.1	2,864.1	3,836.2

Mizuho Bank
Japanese Bonds	6,256.6	4,781.5	472.7	916.5	1,237.8	(422.2)	(600.4)	74.2	5,018.8	5,203.8	1,073.2	842.3
Japanese Government Bonds	5,892.8	3,418.3	108.9	771.5	1,149.2	(152.2)	(623.0)	34.4	4,743.6	3,570.5	732.0	737.1
Japanese Local Government Bonds	43.8	26.4	20.8	—	42.7	(55.3)	(10.5)	—	1.1	81.7	31.4	—
Japanese Corporate Bonds	319.9	1,336.8	342.8	145.0	45.8	(214.7)	33.1	39.8	274.1	1,551.5	309.7	105.1
Other	219.8	970.4	723.3	1,574.6	106.8	(64.8)	(78.0)	162.7	112.9	1,035.2	801.4	1,411.9

Mizuho Corporate Bank
Japanese Bonds	2,430.1	2,076.7	1,031.1	751.7	1,037.0	(85.6)	(83.5)	58.3	1,393.0	2,162.4	1,114.6	693.4
Japanese Government Bonds	2,310.9	1,871.1	742.4	481.8	1,010.8	(18.5)	(280.9)	64.8	1,300.0	1,889.6	1,023.3	416.9
Japanese Local Government Bonds	0.7	7.5	3.2	7.8	(0.6)	6.1	1.2	(0.4)	1.4	1.4	1.9	8.2
Japanese Corporate Bonds	118.4	197.9	285.4	262.1	26.8	(73.2)	196.0	(5.9)	91.6	271.2	89.3	268.1
Other	851.3	3,154.1	1,069.7	1,220.3	(48.7)	233.1	(849.0)	(1,203.9)	900.0	2,920.9	1,918.8	2,424.2

Mizuho Trust & Banking
Japanese Bonds	48.2	270.1	381.4	239.5	(0.1)	(113.7)	96.9	(26.4)	48.4	383.8	284.5	266.0
Japanese Government Bonds	30.1	219.4	362.9	220.8	30.1	(97.9)	96.5	(37.9)	0.0	317.4	266.3	258.7
Japanese Local Government Bonds	2.4	3.3	3.6	—	0.8	(3.2)	0.1	—	1.5	6.6	3.5	—
Japanese Corporate Bonds	15.6	47.3	14.8	18.7	(31.1)	(12.5)	0.2	11.4	46.8	59.8	14.5	7.3
Other	26.4	446.0	54.7	46.8	20.2	366.1	(89.2)	46.8	6.1	79.8	143.9	—

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

■	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks
	(Billions of yen)
	As of March 31, 2008				Change				As of March 31, 2007
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	4,043.5	10,350.2	3,445.5	17,839.2	(1,328.0)	(2,610.1)	821.4	(3,116.7)	5,371.6	12,960.3	2,624.0	20,956.0
Receive Float / Pay Fixed	1,725.5	3,443.0	1,640.5	6,809.1	141.8	(379.8)	561.8	323.8	1,583.6	3,822.9	1,078.6	6,485.2
Receive Float / Pay Float	381.6	194.4	10.0	586.0	(175.7)	(367.5)	(14.8)	(558.1)	557.4	561.9	24.8	1,144.1
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	6,150.7	13,987.6	5,096.0	25,234.3	(1,362.0)	(3,357.5)	1,368.5	(3,351.0)	7,512.7	17,345.1	3,727.5	28,585.4

Mizuho Bank
Receive Fixed / Pay Float	1,579.5	2,979.7	500.0	5,059.2	1,411.6	(971.2)	(73.2)	367.0	167.9	3,950.9	573.2	4,692.1
Receive Float / Pay Fixed	150.0	20.0	219.9	389.9	97.7	(30.0)	10.0	77.7	52.3	50.0	209.9	312.2
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,729.5	2,999.7	719.9	5,449.1	1,509.3	(1,001.2)	(63.2)	444.7	220.2	4,000.9	783.1	5,004.3

Mizuho Corporate Bank
Receive Fixed / Pay Float	2,464.0	7,370.5	2,775.4	12,610.0	(2,719.6)	(1,493.8)	874.6	(3,338.8)	5,183.7	8,864.3	1,900.7	15,948.8
Receive Float / Pay Fixed	1,285.5	3,303.0	1,420.6	6,009.2	(175.8)	(359.8)	601.8	66.1	1,461.3	3,662.9	818.7	5,943.0
Receive Float / Pay Float	381.6	194.4	10.0	586.0	(175.7)	(367.5)	(14.8)	(558.1)	557.4	561.9	24.8	1,144.1
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	4,131.2	10,867.9	4,206.0	19,205.2	(3,071.3)	(2,221.2)	1,461.7	(3,830.8)	7,202.5	13,089.2	2,744.3	23,036.0

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	170.0	170.0	(20.0)	(145.0)	20.0	(145.0)	20.0	145.0	150.0	315.0
Receive Float / Pay Fixed	290.0	120.0	—	410.0	220.0	10.0	(50.0)	180.0	70.0	110.0	50.0	230.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	290.0	120.0	170.0	580.0	200.0	(135.0)	(30.0)	35.0	90.0	255.0	200.0	545.0

(Reference)
Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting
	(Billions of yen)
	As of March 31, 2008				Change				As of March 31, 2007
	Deferred Hedge Gains/Losses				Deferred Hedge Gains/Losses				Deferred Hedge Gains/Losses
	Gains	Losses			Gains	Losses			Gains	Losses
Aggregated Figures	752.1	696.6	55.4		228.0	(35.5)	263.5		524.1	732.1	(208.0)
Mizuho Bank	93.6	129.8	(36.1)		(3.3)	(66.5)	63.2		97.0	196.3	(99.3)
Mizuho Corporate Bank	604.0	519.7	84.2		228.5	34.2	194.2		375.5	485.5	(110.0)
Mizuho Trust & Banking	54.4	47.0	7.4		2.8	(3.2)	6.0		51.5	50.2	1.3

*	Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

			(Millions of yen)
			As of March 31, 2008	Change	As of March 31, 2007
Aggregated Figures of the 3 Banks
Projected Benefit Obligations	(A	)	1,099,061	(7,153)	1,106,214
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	1,293,444	(300,196)	1,593,641
Unrecognized Actuarial Differences	(C	)	388,104	366,851	21,253
Prepaid Pension Cost	(D	)	593,340	74,336	519,004
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			10,852	528	10,323

Mizuho Bank
Projected Benefit Obligations	(A	)	641,229	(6,480)	647,710
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	758,575	(179,851)	938,426
Unrecognized Actuarial Differences	(C	)	263,047	216,248	46,799
Prepaid Pension Cost	(D	)	380,393	42,877	337,515
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			—	—	—

Mizuho Corporate Bank
Projected Benefit Obligations	(A	)	335,684	(1,083)	336,767
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	404,228	(94,835)	499,063
Unrecognized Actuarial Differences	(C	)	88,586	120,230	(31,644)
Prepaid Pension Cost	(D	)	157,129	26,477	130,652
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			—	—	—

Mizuho Trust & Banking
Projected Benefit Obligations	(A	)	122,148	411	121,736
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	130,641	(25,509)	156,150
Unrecognized Actuarial Differences	(C	)	36,471	30,372	6,098
Prepaid Pension Cost	(D	)	55,817	4,980	50,836
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			10,852	528	10,323

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	Fiscal 2007	Change	Fiscal 2006
Aggregated Figures of the 3 Banks
Service Cost	(15,920)	(139)	(15,781)
Interest Cost	(27,655)	(914)	(26,740)
Expected Return on Plan Assets	92,565	23,932	68,632
Accumulation (Amortization) of Unrecognized Actuarial Differences	(21,496)	(21,935)	438
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	—	(125,961)	125,961
Other	(5,103)	106	(5,210)

Total	22,390	(124,910)	147,301

Mizuho Bank
Service Cost	(10,213)	(2)	(10,210)
Interest Cost	(16,192)	(622)	(15,570)
Expected Return on Plan Assets	55,110	15,479	39,631
Accumulation (Amortization) of Unrecognized Actuarial Differences	(16,823)	(13,432)	(3,391)
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	—	(70,658)	70,658
Other	(3,839)	320	(4,159)

Total	8,041	(68,915)	76,957

Mizuho Corporate Bank
Service Cost	(3,600)	(83)	(3,517)
Interest Cost	(8,419)	(170)	(8,248)
Expected Return on Plan Assets	28,941	5,341	23,600
Accumulation (Amortization) of Unrecognized Actuarial Differences	(1,287)	(8,563)	7,276
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	—	(55,303)	55,303
Other	(1,069)	(266)	(803)

Total	14,565	(59,045)	73,611

Mizuho Trust & Banking
Service Cost	(2,106)	(53)	(2,053)
Interest Cost	(3,043)	(121)	(2,921)
Expected Return on Plan Assets	8,513	3,112	5,401
Accumulation (Amortization) of Unrecognized Actuarial Differences	(3,385)	60	(3,445)
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	—	—	—
Other	(194)	52	(247)

Total	(216)	3,050	(3,266)

Consolidated

			(Millions of yen)
			As of March 31, 2008 (Fiscal 2007)	Change	As of March 31, 2007 (Fiscal 2006)
Projected Benefit Obligations	(A	)	1,171,273	(5,056)	1,176,329
Total Fair Value of Plan Assets	(B	)	1,295,219	(297,662)	1,592,882
Unrecognized Actuarial Differences	(C	)	405,558	368,736	36,822
Prepaid Pension Cost	(D	)	565,524	74,508	491,016
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			36,019	(1,622)	37,641

Gains (Expenses) related to Employee Retirement Benefits			12,692	(124,367)	137,059

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio (Basel II)

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of March 31, 2008			As of September 30, 2007	As of March 31, 2007
	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007
(1) Capital Adequacy Ratio	11.69	(0.11)	(0.79)	11.80	12.48
Tier 1 Capital Ratio	7.40	0.43	0.44	6.97	6.96
(2) Tier 1 Capital	4,880.1	(38.5)	(53.3)	4,918.7	4,933.5
Common Stock and Preferred Stock	1,540.9	—	—	1,540.9	1,540.9
Capital Surplus	411.0	—	(0.0)	411.0	411.1
Retained Earnings	1,475.7	(14.8)	35.8	1,490.6	1,439.9
Less: Treasury Stock	2.5	0.0	(29.8)	2.4	32.3
Less: Dividends (estimate), etc	133.8	133.8	32.6	—	101.2
Unrealized Losses on Other Securities	—	—	—	—	—
Foreign Currency Translation Adjustments	(78.3)	(41.6)	(39.4)	(36.7)	(38.9)
Minority Interests in Consolidated Subsidiaries	1,733.4	205.6	7.2	1,527.7	1,726.1
Preferred Stock Issued by Overseas SPCs	1,539.7	225.7	34.7	1,314.0	1,504.9
Other	(66.2)	(53.7)	(54.1)	(12.5)	(12.1)
(3) Tier 2 Capital	3,221.8	(499.0)	(870.7)	3,720.8	4,092.6
Tier 2 Capital Included as Qualifying Capital	3,221.8	(499.0)	(870.7)	3,720.8	4,092.6
45% of Unrealized Gains on Other Securities	289.7	(552.6)	(811.0)	842.3	1,100.8
45% of Revaluation Reserve for Land	113.6	(0.7)	(2.3)	114.4	116.0
General Reserve for Possible Losses on Loans, etc	7.9	(61.8)	(123.6)	69.8	131.5
Debt Capital, etc	2,810.4	116.2	66.2	2,694.2	2,744.1
Perpetual Subordinated Debt and Other Debt Capital	662.0	(29.8)	(123.4)	691.9	785.5
Subordinated Debt and Redeemable Preferred Stock	2,148.3	146.0	189.7	2,002.2	1,958.6
Other	—	—	—	—	—
(4) Deductions for Total Risk-based Capital	393.6	76.9	208.8	316.7	184.7
(5) Total Risk-based Capital (2)+(3)-(4)	7,708.3	(614.5)	(1,133.0)	8,322.8	8,841.3
(6) Risk-weighted Assets	65,898.6	(4,626.5)	(4,896.8)	70,525.1	70,795.4
Credit Risk Assets	60,209.6	(1,453.1)	454.5	61,662.8	59,755.0
On-balance-sheet Items	48,988.0	(927.2)	269.5	49,915.3	48,718.5
Off-balance-sheet Items	11,221.5	(525.9)	185.0	11,747.5	11,036.4
Market Risk Equivalent Assets	2,052.9	(627.3)	(133.5)	2,680.2	2,186.4
Operational Risk Equivalent Assets	3,636.0	(269.5)	(241.5)	3,905.5	3,877.5
Adjustment Floor Amount	—	(2,276.5)	(4,976.4)	2,276.5	4,976.4
(Reference) Basel I basis
(1) Capital Adequacy Ratio	10.84	(0.06)	(0.74)	10.90	11.58
Tier 1 Capital Ratio	6.29	0.26	0.12	6.03	6.17
(2) Tier 1 Capital	4,946.4	15.1	0.7	4,931.2	4,945.6
(3) Tier 2 Capital	3,724.5	(373.5)	(737.2)	4,098.1	4,461.8
(4) Deductions for Total Risk-based Capital	141.0	15.6	19.0	125.3	121.9
(5) Total Risk-based Capital (2)+(3)-(4)	8,530.0	(374.0)	(755.6)	8,904.1	9,285.6
(6) Risk-weighted Assets	78,633.1	(3,041.1)	(1,485.2)	81,674.3	80,118.4

3-19

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of March 31, 2008			As of September 30, 2007	As of March 31, 2007
	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007
(1) Capital Adequacy Ratio	11.97	(0.28)	0.23	12.25	11.74
Tier 1 Capital Ratio	7.28	(0.32)	0.17	7.60	7.11
(2) Tier 1 Capital	2,032.4	(89.7)	(35.3)	2,122.1	2,067.7
(3) Tier 2 Capital	1,378.6	31.8	(6.9)	1,346.8	1,385.6
(4) Deductions for Total Risk-based Capital	71.3	23.1	30.8	48.2	40.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,339.6	(81.1)	(73.2)	3,420.7	3,412.8
(6) Risk-weighted Assets	27,888.8	(24.7)	(1,164.7)	27,913.5	29,053.6
(Reference) Basel I basis
Capital Adequacy Ratio	10.56	0.10	0.25	10.46	10.31
Tier 1 Capital Ratio	6.02	(0.11)	0.05	6.13	5.97
Mizuho Corporate Bank BIS Standard
(1) Capital Adequacy Ratio	12.16	(0.89)	(1.85)	13.05	14.01
Tier 1 Capital Ratio	8.47	(0.08)	(0.09)	8.55	8.56
(2) Tier 1 Capital	2,982.4	(301.5)	(274.3)	3,284.0	3,256.8
(3) Tier 2 Capital	1,620.5	(381.8)	(631.6)	2,002.3	2,252.1
(4) Deductions for Total Risk-based Capital	324.1	47.7	144.6	276.3	179.4
(5) Total Risk-based Capital (2)+(3)-(4)	4,278.8	(731.1)	(1,050.6)	5,009.9	5,329.5
(6) Risk-weighted Assets	35,173.0	(3,216.3)	(2,851.3)	38,389.4	38,024.4
(Reference) Basel I basis
Capital Adequacy Ratio	11.19	(0.80)	(1.80)	11.99	12.99
Tier 1 Capital Ratio	7.15	(0.29)	(0.51)	7.44	7.66
Mizuho Trust & Banking BIS Standard
(1) Capital Adequacy Ratio	15.95	1.25	0.26	14.70	15.69
Tier 1 Capital Ratio	10.22	1.64	1.26	8.58	8.96
(2) Tier 1 Capital	374.8	22.3	15.0	352.5	359.8
(3) Tier 2 Capital	218.6	(34.2)	(52.9)	252.8	271.6
(4) Deductions for Total Risk-based Capital	8.2	6.8	6.8	1.4	1.4
(5) Total Risk-based Capital (2)+(3)-(4)	585.2	(18.7)	(44.8)	604.0	630.0
(6) Risk-weighted Assets	3,667.7	(439.3)	(347.4)	4,107.0	4,015.2
(Reference) Basel I basis
Capital Adequacy Ratio	13.61	0.01	(0.83)	13.60	14.44
Tier 1 Capital Ratio	8.40	0.66	0.36	7.74	8.04
(Reference) Mizuho Bank BIS Standard
(1) Capital Adequacy Ratio	11.87	(0.12)	(0.05)	11.99	11.92
Tier 1 Capital Ratio	7.22	0.02	0.37	7.20	6.85
(2) Tier 1 Capital	2,032.4	(89.7)	(35.3)	2,122.1	2,067.7
(3) Tier 2 Capital	1,378.6	(83.2)	(192.1)	1,461.9	1,570.7
(4) Deductions for Total Risk-based Capital	71.4	23.0	30.8	48.3	40.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,339.6	(196.1)	(258.3)	3,535.7	3,597.9
(6) Risk-weighted Assets	28,113.4	(1,351.7)	(2,047.9)	29,465.2	30,161.4
(Reference) Basel I basis
Capital Adequacy Ratio	10.94	(0.11)	(0.09)	11.05	11.03
Tier 1 Capital Ratio	6.10	(0.06)	0.16	6.16	5.94

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

■	The figures below are presented net of partial direct write-offs.

■	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2008%		Change from September 30, 2007%		Change from March 31, 2007%		As of September 30, 2007%		As of March 31, 2007%
Loans to Bankrupt Obligors	27,769	0.04	(3,957)	(0.00)	(3,068)	(0.00)	31,726	0.04	30,838	0.04
Non-Accrual Delinquent Loans	434,330	0.66	(202,217)	(0.30)	(198,777)	(0.29)	636,547	0.96	633,107	0.95
Loans Past Due for 3 Months or More	8,492	0.01	1,715	0.00	(1,966)	(0.00)	6,776	0.01	10,458	0.01
Restructured Loans	695,144	1.05	180,986	0.28	177,157	0.27	514,158	0.77	517,986	0.78
Total	1,165,736	1.77	(23,472)	(0.02)	(26,655)	(0.03)	1,189,208	1.80	1,192,392	1.80

Total Loans	65,608,705	100.00	(447,763)		(355,595)		66,056,468	100.00	65,964,301	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	478,317		(20,516)		(40,000)		498,834		518,317

Trust Account

	As of March 31, 2008%		Change from September 30, 2007%		Change from March 31, 2007%		As of September 30, 2007%		As of March 31, 2007%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,154	7.90	(4,159)	(7.97)	(4,553)	(6.67)	7,314	15.87	7,708	14.58
Loans Past Due for 3 Months or More	—	—	—	—	(121)	(0.22)	—	—	121	0.22
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,154	7.90	(4,159)	(7.97)	(4,675)	(6.90)	7,314	15.87	7,829	14.80

Total Loans	39,904	100.00	(6,157)		(12,965)		46,061	100.00	52,869	100.00

Consolidated + Trust Account

	As of March 31, 2008%		Change from September 30, 2007%		Change from March 31, 2007%		As of September 30, 2007%		As of March 31, 2007%
Loans to Bankrupt Obligors	27,769	0.04	(3,957)	(0.00)	(3,068)	(0.00)	31,726	0.04	30,838	0.04
Non-Accrual Delinquent Loans	437,484	0.66	(206,376)	(0.30)	(203,331)	(0.30)	643,861	0.97	640,816	0.97
Loans Past Due for 3 Months or More	8,492	0.01	1,715	0.00	(2,088)	(0.00)	6,776	0.01	10,580	0.01
Restructured Loans	695,144	1.05	180,986	0.28	177,157	0.27	514,158	0.77	517,986	0.78
Total	1,168,891	1.78	(27,632)	(0.02)	(31,330)	(0.03)	1,196,523	1.81	1,200,222	1.81

Total Loans	65,648,609	100.00	(453,920)		(368,561)		66,102,530	100.00	66,017,171	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2008%		Change from September 30, 2007%		Change from March 31, 2007%		As of September 30, 2007%		As of March 31, 2007%
Loans to Bankrupt Obligors	24,987	0.03	(3,538)	(0.00)	(2,610)	(0.00)	28,526	0.04	27,597	0.04
Non-Accrual Delinquent Loans	422,546	0.64	(238,609)	(0.35)	(204,705)	(0.29)	661,155	0.99	627,251	0.93
Loans Past Due for 3 Months or More	8,492	0.01	1,715	0.00	(2,088)	(0.00)	6,776	0.01	10,580	0.01
Restructured Loans	681,839	1.03	179,994	0.27	166,565	0.26	501,844	0.75	515,273	0.77

Total	1,137,864	1.73	(60,438)	(0.07)	(42,838)	(0.03)	1,198,302	1.81	1,180,702	1.76

Total Loans	65,706,668	100.00	(457,670)		(1,172,321)		66,164,338	100.00	66,878,989	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	452,104		(12,081)		(33,523)		464,186		485,628

Mizuho Bank
Loans to Bankrupt Obligors	22,271	0.06	(1,734)	(0.00)	750	0.00	24,005	0.07	21,520	0.06
Non-Accrual Delinquent Loans	364,815	1.08	(61,418)	(0.19)	62,641	0.19	426,234	1.27	302,174	0.88
Loans Past Due for 3 Months or More	8,072	0.02	2,224	0.00	(1,857)	(0.00)	5,848	0.01	9,930	0.02
Restructured Loans	231,377	0.68	4,762	0.00	(3,000)	(0.00)	226,614	0.67	234,378	0.68

Total	626,537	1.85	(56,165)	(0.18)	58,533	0.18	682,702	2.03	568,004	1.66

Total Loans	33,745,801	100.00	226,225		(319,257)		33,519,576	100.00	34,065,059	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	183,179		13,357		23,746		169,821		159,432

Mizuho Corporate Bank
Loans to Bankrupt Obligors	2,606	0.00	(513)	(0.00)	(1,034)	(0.00)	3,120	0.01	3,640	0.01
Non-Accrual Delinquent Loans	46,421	0.16	(172,355)	(0.58)	(227,614)	(0.79)	218,776	0.75	274,035	0.95
Loans Past Due for 3 Months or More	—	—	—	—	(59)	(0.00)	—	—	59	0.00
Restructured Loans	410,521	1.44	175,795	0.63	191,062	0.67	234,725	0.80	219,458	0.76

Total	459,548	1.61	2,926	0.04	(37,646)	(0.11)	456,622	1.56	497,195	1.73

Total Loans	28,439,602	100.00	(656,259)		(295,253)		29,095,862	100.00	28,734,856	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	263,887		2,656		(23,201)		261,231		287,089

Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	109	0.00	(1,290)	(0.03)	(2,325)	(0.05)	1,400	0.03	2,435	0.06
Non-Accrual Delinquent Loans	8,154	0.23	(676)	(0.01)	(35,178)	(0.84)	8,830	0.25	43,332	1.07
Loans Past Due for 3 Months or More	419	0.01	(509)	(0.01)	(49)	0.00	928	0.02	468	0.01
Restructured Loans	39,940	1.14	(563)	(0.00)	(21,495)	(0.37)	40,503	1.15	61,436	1.52

Total	48,622	1.39	(3,040)	(0.07)	(59,049)	(1.27)	51,663	1.47	107,672	2.67

Total Loans	3,481,359	100.00	(21,478)		(544,844)		3,502,837	100.00	4,026,203	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	5,037		(28,095)		(34,068)		33,133		39,106

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,154	7.90	(4,159)	(7.97)	(4,553)	(6.67)	7,314	15.87	7,708	14.58
Loans Past Due for 3 Months or More	—	—	—	—	(121)	(0.22)	—	—	121	0.22
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,154	7.90	(4,159)	(7.97)	(4,675)	(6.90)	7,314	15.87	7,829	14.80

Total Loans	39,904	100.00	(6,157)		(12,965)		46,061	100.00	52,869	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Reserves for Possible Losses on Loans	684,465	(98,188)	(171,848)	782,653	856,314
General Reserve for Possible Losses on Loans	510,956	63,760	10,093	447,196	500,863
Specific Reserve for Possible Losses on Loans	173,423	(161,880)	(178,893)	335,304	352,317
Reserve for Possible Losses on Loans to Restructuring Countries	84	(68)	(3,048)	152	3,133

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	515,809	(17,155)	(21,106)	532,965	536,916

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Reserves for Possible Losses on Loans	589,054	(87,890)	(152,078)	676,945	741,133
General Reserve for Possible Losses on Loans	472,177	77,168	25,823	395,009	446,354
Specific Reserve for Possible Losses on Loans	116,792	(164,991)	(174,852)	281,783	291,645
Reserve for Possible Losses on Loans to Restructuring Countries	84	(68)	(3,048)	152	3,133

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	488,365	(8,675)	(14,770)	497,041	503,136

Mizuho Bank
Reserves for Possible Losses on Loans	347,614	(20,641)	6,786	368,256	340,828
General Reserve for Possible Losses on Loans	260,220	22,140	12,096	238,080	248,124
Specific Reserve for Possible Losses on Loans	87,393	(42,782)	(5,258)	130,176	92,652
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	(51)	—	51

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	204,529	15,500	30,838	189,028	173,690

Mizuho Corporate Bank
Reserves for Possible Losses on Loans	216,809	(67,398)	(136,538)	284,208	353,347
General Reserve for Possible Losses on Loans	189,982	54,588	14,239	135,393	175,743
Specific Reserve for Possible Losses on Loans	26,742	(121,918)	(147,961)	148,661	174,703
Reserve for Possible Losses on Loans to Restructuring Countries	84	(68)	(2,815)	152	2,900

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	275,474	914	(14,544)	274,560	290,019

Mizuho Trust & Banking
Reserves for Possible Losses on Loans	24,630	149	(22,326)	24,481	46,957
General Reserve for Possible Losses on Loans	21,974	439	(512)	21,535	22,486
Specific Reserve for Possible Losses on Loans	2,655	(290)	(21,633)	2,946	24,289
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	(181)	0	181

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	8,361	(25,091)	(31,064)	33,452	39,425

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Mizuho Financial Group	58.71	(7.09)	(13.09)	65.81	71.81
* Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Total	51.91	(4.92)	(11.27)	56.83	63.18
Mizuho Bank	55.48	1.54	(4.52)	53.94	60.00
Mizuho Corporate Bank	47.17	(15.06)	(23.88)	62.24	71.06
Mizuho Trust & Banking (Banking Account)	50.65	3.27	7.04	47.38	43.61
* Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	154,294	7,771	15,247	146,523	139,046
Claims with Collection Risk	379,378	(221,516)	(216,945)	600,894	596,323
Claims for Special Attention	703,765	182,700	175,145	521,065	528,620

Total	1,237,437	(31,045)	(26,553)	1,268,482	1,263,991

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	502,028	(18,782)	(34,280)	520,810	536,308

Trust Account

	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	6	6	6	—	—
Claims with Collection Risk	3,148	(4,166)	(4,560)	7,314	7,708
Claims for Special Attention	—	—	(121)	—	121

Total	3,154	(4,159)	(4,675)	7,314	7,829

Consolidated + Trust Account

	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	154,300	7,777	15,253	146,523	139,046
Claims with Collection Risk	382,526	(225,682)	(221,506)	608,209	604,032
Claims for Special Attention	703,765	182,700	175,023	521,065	528,741

Total	1,240,592	(35,204)	(31,228)	1,275,797	1,271,821

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2008%		Change from September 30, 2007%		Change from March 31, 2007%		As of September 30, 2007%		As of March 31, 2007%
Claims against Bankrupt and Substantially Bankrupt Obligors	137,303	0.18	(23,754)	(0.03)	15,013	0.02	161,058	0.21	122,290	0.16
Claims with Collection Risk	375,504	0.50	(223,473)	(0.29)	(222,939)	(0.28)	598,978	0.79	598,444	0.79
Claims for Special Attention	690,460	0.92	181,709	0.24	164,432	0.23	508,751	0.67	526,028	0.69
Sub-total	1,203,268	1.61	(65,518)	(0.07)	(43,494)	(0.03)	1,268,787	1.69	1,246,763	1.65
Normal Claims	73,157,151	98.38	(533,484)	0.07	(1,155,862)	0.03	73,690,636	98.30	74,313,014	98.34

Total	74,360,420	100.00	(599,003)		(1,199,357)		74,959,424	100.00	75,559,777	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	475,106		(10,316)		(27,725)		485,422		502,831

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	99,597	0.27	(14,241)	(0.03)	29,230	0.08	113,838	0.31	70,366	0.18
Claims with Collection Risk	311,776	0.85	(51,613)	(0.14)	36,293	0.11	363,389	0.99	275,482	0.73
Claims for Special Attention	239,450	0.65	6,987	0.01	(4,858)	0.00	232,462	0.63	244,308	0.65
Sub-total	650,823	1.77	(58,867)	(0.16)	60,665	0.19	709,691	1.94	590,158	1.57
Normal Claims	36,005,902	98.22	160,443	0.16	(832,505)	(0.19)	35,845,458	98.05	36,838,407	98.42

Total	36,656,726	100.00	101,575		(771,840)		36,555,150	100.00	37,428,566	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	204,521		15,498		30,970		189,022		173,551

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	8,350	0.02	(8,918)	(0.02)	(13,016)	(0.03)	17,269	0.04	21,367	0.06
Claims with Collection Risk	53,417	0.15	(165,977)	(0.47)	(218,354)	(0.64)	219,395	0.63	271,772	0.80
Claims for Special Attention	410,521	1.20	175,795	0.52	191,002	0.55	234,725	0.67	219,518	0.64
Sub-total	472,289	1.38	899	0.02	(40,368)	(0.12)	471,390	1.35	512,658	1.51
Normal Claims	33,595,028	98.61	(673,677)	(0.02)	182,282	0.12	34,268,706	98.64	33,412,746	98.48

Total	34,067,317	100.00	(672,778)		141,913		34,740,096	100.00	33,925,404	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	265,366		2,281		(24,626)		263,084		289,992

Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	29,349	0.81	(600)	(0.01)	(1,206)	0.08	29,950	0.82	30,556	0.73
Claims with Collection Risk	7,162	0.19	(1,715)	(0.04)	(36,318)	(0.84)	8,878	0.24	43,481	1.04
Claims for Special Attention	40,488	1.12	(1,074)	(0.02)	(21,590)	(0.36)	41,562	1.14	62,079	1.49
Sub-total	77,000	2.14	(3,390)	(0.08)	(59,116)	(1.13)	80,391	2.22	136,117	3.27
Normal Claims	3,519,471	97.85	(18,253)	0.08	(497,348)	1.13	3,537,724	97.77	4,016,819	96.72

Total	3,596,472	100.00	(21,643)		(556,465)		3,618,115	100.00	4,152,937	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	5,218		(28,096)		(34,069)		33,314		39,287

(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	6	0.01	6	0.01	6	0.01	—	—	—	—
Claims with Collection Risk	3,148	7.88	(4,166)	(7.98)	(4,560)	(6.69)	7,314	15.87	7,708	14.58
Claims for Special Attention	—	—	—	—	(121)	(0.22)	—	—	121	0.22
Sub-total	3,154	7.90	(4,159)	(7.97)	(4,675)	(6.90)	7,314	15.87	7,829	14.80
Normal Claims	36,749	92.09	(1,997)	7.97	(8,290)	6.90	38,747	84.12	45,039	85.19

Total	39,904	100.00	(6,157)		(12,965)		46,061	100.00	52,869	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥691million, ¥959 million and ¥1,300 million for March 31, 2008, September 30, 2007 and March 31, 2007, respectively) are not included in the above figures for Trust Account.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	137.2	(23.7)	15.0	161.0	122.2
Collateral, Guarantees, and equivalent	118.0	(23.3)	15.7	141.3	102.2
Reserve for Possible Losses	19.2	(0.3)	(0.7)	19.6	20.0
Claims with Collection Risk	372.3	(219.3)	(218.3)	591.6	590.7
Collateral, Guarantees, and equivalent	218.5	(16.7)	32.6	235.3	185.8
Reserve for Possible Losses	107.5	(164.5)	(174.4)	272.1	281.9
Claims for Special Attention	690.4	181.7	164.5	508.7	525.9
Collateral, Guarantees, and equivalent	127.9	19.2	(56.2)	108.7	184.2
Reserve for Possible Losses	178.2	46.6	66.7	131.6	111.4

Total	1,200.1	(61.3)	(38.8)	1,261.4	1,238.9

Collateral, Guarantees, and equivalent	464.5	(20.8)	(7.7)	485.4	472.3
Reserve for Possible Losses	305.0	(118.3)	(108.3)	423.4	413.4

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	99.5	(14.2)	29.2	113.8	70.3
Collateral, Guarantees, and equivalent	94.1	(15.6)	26.8	109.8	67.3
Reserve for Possible Losses	5.4	1.4	2.4	3.9	3.0
Claims with Collection Risk	311.7	(51.6)	36.2	363.3	275.4
Collateral, Guarantees, and equivalent	190.8	(2.7)	40.5	193.6	150.3
Reserve for Possible Losses	81.8	(44.2)	(7.5)	126.0	89.4
Claims for Special Attention	239.4	6.9	(4.8)	232.4	244.3
Collateral, Guarantees, and equivalent	72.2	0.4	(8.8)	71.8	81.1
Reserve for Possible Losses	39.7	(0.5)	(2.3)	40.2	42.1

Total	650.8	(58.8)	60.6	709.6	590.1

Collateral, Guarantees, and equivalent	357.2	(18.0)	58.4	375.3	298.7
Reserve for Possible Losses	127.0	(43.3)	(7.5)	170.3	134.5

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	8.3	(8.9)	(13.0)	17.2	21.3
Collateral, Guarantees, and equivalent	6.6	(6.4)	(9.4)	13.0	16.0
Reserve for Possible Losses	1.7	(2.4)	(3.5)	4.1	5.2
Claims with Collection Risk	53.4	(165.9)	(218.3)	219.3	271.7
Collateral, Guarantees, and equivalent	23.4	(13.1)	(3.3)	36.6	26.7
Reserve for Possible Losses	23.7	(119.7)	(144.9)	143.4	168.6
Claims for Special Attention	410.5	175.7	191.0	234.7	219.5
Collateral, Guarantees, and equivalent	47.8	19.5	(22.3)	28.2	70.1
Reserve for Possible Losses	126.9	48.2	68.9	78.6	57.9

Total	472.2	0.8	(40.3)	471.3	512.6

Collateral, Guarantees, and equivalent	77.9	(0.0)	(35.0)	78.0	113.0
Reserve for Possible Losses	152.3	(74.0)	(79.4)	226.3	231.8

Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	29.3	(0.6)	(1.2)	29.9	30.5
Collateral, Guarantees, and equivalent	17.2	(1.2)	(1.5)	18.4	18.7
Reserve for Possible Losses	12.1	0.6	0.3	11.5	11.7
Claims with Collection Risk	7.1	(1.7)	(36.3)	8.8	43.4
Collateral, Guarantees, and equivalent	4.2	(0.7)	(4.5)	5.0	8.7
Reserve for Possible Losses	1.9	(0.6)	(21.9)	2.5	23.8
Claims for Special Attention	40.4	(1.0)	(21.5)	41.5	62.0
Collateral, Guarantees, and equivalent	7.8	(0.7)	(25.0)	8.6	32.9
Reserve for Possible Losses	11.6	(1.0)	0.1	12.6	11.4

Total	77.0	(3.3)	(59.1)	80.3	136.1

Collateral, Guarantees, and equivalent	29.3	(2.7)	(31.1)	32.1	60.5
Reserve for Possible Losses	25.6	(1.0)	(21.3)	26.7	47.0

(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	0.0	0.0	—	—
Collateral, Guarantees, and equivalent	0.0	0.0	0.0	—	—
Claims with Collection Risk	3.1	(4.1)	(4.5)	7.3	7.7
Collateral, Guarantees, and equivalent	3.1	(4.1)	(4.5)	7.3	7.7
Claims for Special Attention	—	—	(0.1)	—	0.1
Collateral, Guarantees, and equivalent	—	—	(0.1)	—	0.1

Total	3.1	(4.1)	(4.6)	7.3	7.8

Collateral, Guarantees, and equivalent	3.1	(4.1)	(4.6)	7.3	7.8

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Coverage Amount	769.6	(139.2)	(116.1)	908.9	885.8
Reserves for Possible Losses on Loans	305.0	(118.3)	(108.3)	423.4	413.4
Collateral, Guarantees, and equivalent	464.5	(20.8)	(7.7)	485.4	472.3

	(%)
Coverage Ratio	64.1	(7.9)	(7.3)	72.0	71.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	87.5	1.8	8.3	85.7	79.1
Claims for Special Attention	44.3	(2.9)	(11.8)	47.2	56.2
Claims against Special Attention Obligors	47.2	(2.0)	(10.6)	49.2	57.8

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	69.9	(6.4)	0.2	76.3	69.6
Claims for Special Attention	31.6	(1.2)	(0.9)	32.9	32.6
Claims against Special Attention Obligors	31.5	(0.4)	(0.6)	32.0	32.2

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	24.38	0.43	4.32	23.94	20.05
Claims against Watch Obligors excluding Special Attention Obligors	5.35	0.08	(2.04)	5.26	7.39
Claims against Normal Obligors	0.11	0.01	(0.00)	0.10	0.11

Mizuho Bank
	(Billions of yen)
Coverage Amount	484.2	(61.3)	50.9	545.6	433.3
Reserves for Possible Losses on Loans	127.0	(43.3)	(7.5)	170.3	134.5
Collateral, Guarantees, and equivalent	357.2	(18.0)	58.4	375.3	298.7

	(%)
Coverage Ratio	74.4	(2.4)	0.9	76.8	73.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	87.4	(0.5)	0.4	87.9	87.0
Claims for Special Attention	46.7	(1.4)	(3.6)	48.2	50.4
Claims against Special Attention Obligors	49.9	0.5	(1.0)	49.4	51.0

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	67.6	(6.5)	(3.7)	74.2	71.4
Claims for Special Attention	23.7	(1.3)	(2.0)	25.0	25.8
Claims against Special Attention Obligors	25.8	0.3	(0.2)	25.5	26.0

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	17.44	0.09	0.17	17.34	17.26
Claims against Watch Obligors excluding Special Attention Obligors	5.87	0.23	(0.33)	5.63	6.21
Claims against Normal Obligors	0.17	0.01	(0.00)	0.15	0.17

Mizuho Corporate Bank
	(Billions of yen)
Coverage Amount	230.3	(74.0)	(114.5)	304.3	344.8
Reserves for Possible Losses on Loans	152.3	(74.0)	(79.4)	226.3	231.8
Collateral, Guarantees, and equivalent	77.9	(0.0)	(35.0)	78.0	113.0

	(%)
Coverage Ratio	48.7	(15.8)	(18.5)	64.5	67.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	88.4	6.2	16.4	82.1	71.9
Claims for Special Attention	42.5	(2.9)	(15.7)	45.5	58.3
Claims against Special Attention Obligors	44.5	(3.9)	(17.4)	48.4	61.9

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	79.3	0.7	10.4	78.5	68.8
Claims for Special Attention	34.9	(3.1)	(3.7)	38.1	38.7
Claims against Special Attention Obligors	35.3	(2.7)	(2.8)	38.0	38.1

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	30.25	(1.44)	6.76	31.69	23.49
Claims against Watch Obligors excluding Special Attention Obligors	4.24	(0.14)	(6.95)	4.39	11.20
Claims against Normal Obligors	0.05	0.00	(0.00)	0.05	0.05

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Coverage Amount	55.0	(3.8)	(52.5)	58.8	107.5
Reserves for Possible Losses on Loans	25.6	(1.0)	(21.3)	26.7	47.0
Collateral, Guarantees, and equivalent	29.3	(2.7)	(31.1)	32.1	60.5

	(%)
Coverage Ratio	71.5	(1.7)	(7.5)	73.2	79.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	86.6	1.1	11.5	85.4	75.1
Claims for Special Attention	48.1	(3.1)	(23.2)	51.3	71.4
Claims against Special Attention Obligors	48.9	(3.2)	(23.7)	52.2	72.6

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	67.0	0.5	(1.8)	66.4	68.8
Claims for Special Attention	35.6	(2.9)	(3.5)	38.5	39.1
Claims against Special Attention Obligors	35.7	(2.9)	(4.4)	38.7	40.2

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	28.45	(1.75)	10.01	30.20	18.43
Claims against Watch Obligors excluding Special Attention Obligors	4.27	0.10	(0.32)	4.16	4.60
Claims against Normal Obligors	0.10	0.01	0.00	0.08	0.09

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Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

(Billions of yen)

Note 1	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

Note 2	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

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Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Up to Fiscal 2004	Fiscal 2005		Fiscal 2006		Fiscal 2007
		As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from September 30, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	2,322.6	133.9	98.8	80.5	50.5	46.0	23.5	6.5	0.2	30.3	(15.6)
Claims with Collection Risk	7,223.4	581.3	154.8	124.0	92.2	75.4	35.1	18.1	0.6	54.0	(21.4)
Amount Categorized as above up to Fiscal 2004	9,546.1	715.2	253.6	204.6	142.7	121.5	58.7	24.7	0.9	84.4	(37.1)
of which the amount which was in the process of being removed from the balance sheet	997.6	114.9	57.8	67.0	38.6	31.4	17.8	2.3	0.2	20.5	(10.9)
Claims against Bankrupt and Substantially Bankrupt Obligors		27.5	15.8	7.8	5.9	5.6	3.5	0.6	0.0	4.1	(1.5)
Claims with Collection Risk		121.4	65.8	42.7	22.2	14.7	9.1	2.3	0.0	11.4	(3.3)
Amount Newly Categorized as above during the First Half of Fiscal 2005		148.9	81.6	50.6	28.1	20.4	12.6	2.9	0.0	15.5	(4.9)
of which the amount which was in the process of being removed from the balance sheet		23.0	12.1	7.0	5.4	5.1	3.0	0.6	0.0	3.6	(1.5)
Claims against Bankrupt and Substantially Bankrupt Obligors			16.2	9.7	8.3	4.9	2.6	1.0	—	3.6	(1.2)
Claims with Collection Risk			134.5	72.7	48.1	38.0	20.6	—	0.5	21.2	(16.8)
Amount Newly Categorized as above during the Second Half of Fiscal 2005			150.8	82.4	56.4	43.0	23.3	1.0	0.5	24.9	(18.0)
of which the amount which was in the process of being removed from the balance sheet			14.4	8.5	5.4	3.7	2.6	—	—	2.6	(1.0)
Claims against Bankrupt and Substantially Bankrupt Obligors				16.6	38.3	34.0	5.3	—	27.7	33.1	(0.8)
Claims with Collection Risk				106.1	49.6	30.9	11.9	1.9	3.0	17.0	(13.9)
Amount Newly Categorized as above during the First Half of Fiscal 2006				122.8	88.0	64.9	17.3	1.9	30.8	50.2	(14.7)
of which the amount which was in the process of being removed from the balance sheet				12.2	10.2	6.0	5.1	—	0.1	5.2	(0.8)
Claims against Bankrupt and Substantially Bankrupt Obligors					19.1	12.4	7.9	—	0.9	8.8	(3.5)
Claims with Collection Risk					386.1	65.3	39.0	0.3	0.5	39.9	(25.4)
Amount Newly Categorized as above during the Second Half of Fiscal 2006					405.3	77.8	46.9	0.3	1.4	48.8	(28.9)
of which the amount which was in the process of being removed from the balance sheet					17.9	12.4	7.9	—	0.9	8.8	(3.5)
Claims against Bankrupt and Substantially Bankrupt Obligors						57.9	22.1	0.0	0.1	22.2	(35.6)
Claims with Collection Risk						374.3	68.7	0.3	0.5	69.6	(304.6)
Amount Newly Categorized as above during the First Half of Fiscal 2007						432.2	90.9	0.3	0.6	91.9	(340.3)
of which the amount which was in the process of being removed from the balance sheet						26.4	17.6	—	0.1	17.7	(8.6)
Claims against Bankrupt and Substantially Bankrupt Obligors							34.3	0.1	0.3	34.7	34.7
Claims with Collection Risk							127.0	30.2	4.8	162.1	162.1
Amount Newly Categorized as above during the Second Half of Fiscal 2007							161.3	30.4	5.1	196.9	196.9
of which the amount which was in the process of being removed from the balance sheet							30.8	0.0	0.2	31.2	31.2
Claims against Bankrupt and Substantially Bankrupt Obligors		161.4	130.8	114.8	122.2	161.0	99.5	8.3	29.3	137.3	(23.7)
Claims with Collection Risk		702.7	355.2	345.7	598.4	598.9	311.7	53.4	10.3	375.5	(223.4)

Total		864.2	486.1	460.5	720.7	760.0	411.3	61.7	39.6	512.8	(247.2)

of which the amount which was in the process of being removed from the balance sheet		138.0	84.4	94.9	77.7	85.4	85.2	3.0	1.6	89.9	4.5

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

			(Billions of yen)	(%)	(%)
	Amount Newly Categorized	Balance as of March 31, 2008	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to Fiscal 2004	9,546.1	84.4	9,461.7	99.1	99.3
First Half of Fiscal 2005	148.9	15.5	133.3	89.5	91.9
Second Half of Fiscal 2005	150.8	24.9	125.8	83.4	85.2
First Half of Fiscal 2006	122.8	50.2	72.6	59.1	63.4
Second Half of Fiscal 2006	405.3	48.8	356.4	87.9	90.1
First Half of Fiscal 2007	432.2	91.9	340.3	78.7	82.8
Second Half of Fiscal 2007	196.9	196.9

Total	11,003.2	512.8	10,490.4

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the Second Half of Fiscal 2007

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the Second Half of Fiscal 2007
	Up to Fiscal 2004	Fiscal 2005		Fiscal 2006		Fiscal 2007
		First Half	Second Half	First Half	Second Half	First Half
Liquidation	(27.7)	(0.0)	(1.2)	(4.9)	(1.7)	(0.1)	(35.8)
Restructuring	(0.2)	(0.0)	(0.2)	(1.8)	(0.2)	—	(2.6)
Improvement in Business Performance due to Restructuring	—	—	—	—	(0.0)	(0.0)	(0.0)
Loan Sales	(15.1)	(2.1)	(3.7)	(4.2)	(5.1)	(30.5)	(60.9)
Direct Write-off	48.4	3.0	4.8	8.7	(0.4)	(36.9)	27.8
Other	(42.4)	(5.8)	(17.6)	(12.4)	(21.4)	(272.6)	(372.5)
Debt recovery	(26.5)	(4.2)	(11.4)	(2.5)	(16.8)	(77.3)	(138.8)
Improvement in Business Performance	(15.9)	(1.6)	(6.2)	(9.9)	(4.6)	(195.3)	(233.6)

Total	(37.1)	(4.9)	(18.0)	(14.7)	(28.9)	(340.3)	(444.1)

Mizuho Bank
Liquidation	(4.3)	(0.0)	(1.2)	(4.9)	(1.7)	(0.1)	(12.4)
Restructuring	(0.1)	(0.0)	—	—	(0.2)	—	(0.4)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(7.7)	(1.0)	(3.7)	(4.3)	(5.0)	(29.8)	(51.8)
Direct Write-off	9.3	0.8	4.6	6.9	2.1	(23.5)	0.3
Other	(23.8)	(2.6)	(10.9)	(8.7)	(18.7)	(97.8)	(162.8)
Debt recovery	(8.6)	(1.9)	(4.9)	(2.1)	(14.3)	(69.4)	(101.6)
Improvement in Business Performance	(15.1)	(0.6)	(5.9)	(6.5)	(4.3)	(28.4)	(61.1)

Total	(26.8)	(2.9)	(11.3)	(11.0)	(23.7)	(151.3)	(227.2)

Mizuho Corporate Bank
Liquidation	—	—	—	—	—	—	—
Restructuring	(0.1)	—	—	—	—	—	(0.1)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(3.1)	(1.0)	—	0.0	—	(0.5)	(4.6)
Direct Write-off	12.1	2.1	0.0	—	(1.2)	(13.3)	(0.2)
Other	(17.7)	(2.2)	(6.1)	(0.3)	(1.3)	(172.4)	(200.2)
Debt recovery	(16.9)	(2.2)	(6.1)	(0.3)	(1.3)	(7.2)	(34.3)
Improvement in Business Performance	(0.8)	—	—	—	—	(165.1)	(165.9)

Total	(8.8)	(1.0)	(6.1)	(0.2)	(2.5)	(186.3)	(205.3)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	(23.3)	—	—	—	—	—	(23.3)
Restructuring	(0.0)	—	(0.2)	(1.8)	—	—	(2.1)
Improvement in Business Performance due to Restructuring	—	—	—	—	(0.0)	(0.0)	(0.0)
Loan Sales	(4.1)	(0.0)	—	—	(0.0)	(0.1)	(4.4)
Direct Write-off	27.0	0.0	0.2	1.8	(1.3)	(0.0)	27.7
Other	(0.9)	(0.9)	(0.5)	(3.3)	(1.3)	(2.2)	(9.4)
Debt recovery	(0.9)	(0.0)	(0.3)	0.0	(1.0)	(0.5)	(2.9)
Improvement in Business Performance	—	(0.9)	(0.2)	(3.3)	(0.2)	(1.7)	(6.4)

Total	(1.4)	(0.9)	(0.5)	(3.3)	(2.6)	(2.5)	(11.6)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed from B/S						Accumulated Removed Amount from B/S from Second Half of Fiscal 2000
	Up to First Half of Fiscal 2005*	In Second Half of Fiscal 2005	In First Half of Fiscal 2006	In Second Half of Fiscal 2006	In First Half of Fiscal 2007	In Second Half of Fiscal 2007
Liquidation	(1,328.7)	(40.7)	(6.3)	(6.9)	(30.0)	(35.8)	(1,448.5)
Restructuring	(1,612.6)	(55.8)	(104.7)	(55.5)	(11.0)	(2.6)	(1,842.5)
Improvement in Business Performance due to Restructuring	(176.3)	(3.1)	(0.0)	(1.0)	(1.0)	(0.0)	(181.7)
Loan Sales	(4,075.7)	(47.6)	(34.4)	(38.0)	(26.2)	(60.9)	(4,282.9)
Direct Write-off	2,891.8	45.8	155.4	81.0	46.5	27.8	3,248.4
Other	(4,529.2)	(427.3)	(158.2)	(124.5)	(371.0)	(372.5)	(5,982.9)
Debt recovery		(217.0)	(113.8)	(67.7)	(67.9)	(138.8)
Improvement in Business Performance		(210.2)	(44.3)	(56.8)	(303.0)	(233.6)

Total	(8,830.8)	(528.9)	(148.4)	(145.1)	(392.9)	(444.1)	(10,490.4)

*	From the Second Half of Fiscal 2000 to the First Half of Fiscal 2005.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2008		Change from September 30, 2007		Change from March 31, 2007		As of September 30, 2007		As of March 31, 2007
	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non -Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	59,111.4	1,100.4	(159.0)	(56.6)	(1,851.6)	(39.8)	59,270.4	1,157.1	60,963.0	1,140.2
Manufacturing	7,098.4	115.5	(175.2)	13.0	17.2	35.3	7,273.6	102.5	7,081.1	80.2
Agriculture	33.0	0.3	(2.3)	0.2	(4.0)	0.2	35.3	0.0	37.1	0.0
Forestry	0.8	—	(0.1)	—	(0.1)	(0.0)	0.9	—	1.0	0.0
Fishery	1.8	0.1	(0.4)	0.0	(0.5)	0.0	2.3	0.1	2.4	0.1
Mining	101.2	0.0	(30.2)	(0.1)	(37.7)	—	131.4	0.1	138.9	0.0
Construction	1,331.2	53.2	(17.4)	7.5	(35.6)	0.5	1,348.6	45.7	1,366.8	52.6
Utilities	674.1	0.0	11.3	(0.3)	(61.0)	(0.0)	662.8	0.3	735.2	0.0
Communication	1,938.7	9.1	(33.5)	(5.0)	(141.1)	3.1	1,972.3	14.2	2,079.9	5.9
Transportation	2,678.2	113.7	80.0	(22.7)	(50.5)	(66.5)	2,598.1	136.4	2,728.8	180.3
Wholesale & Retail	5,592.3	211.8	(102.2)	0.2	(260.8)	23.6	5,694.5	211.6	5,853.2	188.2
Finance & Insurance	6,619.9	177.5	221.9	(39.0)	(134.4)	(94.9)	6,397.9	216.5	6,754.3	272.4
Real Estate	6,508.0	100.0	(47.9)	8.1	(203.7)	(13.8)	6,556.0	91.8	6,711.8	113.8
Service Industries	7,101.8	186.2	(338.8)	(17.3)	(622.0)	64.9	7,440.7	203.6	7,723.9	121.3
Local Governments	433.9	3.0	47.3	(0.8)	40.4	(0.9)	386.5	3.8	393.4	3.9
Governments	5,340.1	—	297.4	—	(364.8)	—	5,042.7	—	5,704.9	—
Other	13,657.1	129.4	(68.8)	(0.3)	7.5	8.6	13,725.9	129.8	13,649.5	120.8
Overseas Total (including Loans Booked Offshore)	8,946.1	37.4	(275.3)	(3.7)	787.6	(2.9)	9,221.4	41.1	8,158.5	40.4
Governments	342.7	0.0	95.6	0.0	46.9	(4.5)	247.1	0.0	295.7	4.6
Financial Institutions	2,253.8	—	(441.9)	(15.3)	407.8	(6.4)	2,695.8	15.3	1,846.0	6.4
Other	6,349.4	37.3	70.9	11.6	332.8	8.0	6,278.4	25.7	6,016.6	29.3

Total	68,057.5	1,137.8	(434.3)	(60.4)	(1,064.0)	(42.8)	68,491.9	1,198.3	69,121.5	1,180.7

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of March 31, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)
As of September 30, 2007: ¥1,130.0 billion (from MHBK ¥565.0 billion; from MHCB ¥565.0 billion)
As of March 31, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

Mizuho Bank
	(Billions of yen)
	As of March 31, 2008		Change from September 30, 2007		Change from March 31, 2007		As of September 30, 2007		As of March 31, 2007
	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	33,745.8	626.5	226.2	(56.1)	(319.2)	58.5	33,519.5	682.7	34,065.0	568.0
Manufacturing	3,127.2	85.9	(5.3)	4.5	43.7	21.9	3,132.5	81.4	3,083.4	64.0
Agriculture	32.0	0.3	(2.2)	0.2	(3.9)	0.2	34.3	0.0	36.0	0.0
Forestry	0.8	—	(0.1)	—	(0.1)	(0.0)	0.9	—	1.0	0.0
Fishery	1.7	0.1	(0.1)	0.0	(0.2)	0.0	1.9	0.1	2.0	0.1
Mining	7.5	0.0	(1.0)	(0.1)	(2.0)	0.0	8.5	0.1	9.5	—
Construction	721.6	33.8	7.0	2.0	(40.6)	0.1	714.5	31.7	762.3	33.6
Utilities	70.1	0.0	(11.5)	—	(12.8)	(0.0)	81.7	0.0	82.9	0.0
Communication	367.7	8.5	(7.9)	0.8	(26.1)	3.1	375.6	7.6	393.9	5.4
Transportation	967.0	19.0	(3.7)	(15.3)	7.5	(29.0)	970.7	34.3	959.5	48.0
Wholesale & Retail	3,906.7	124.6	(129.4)	(0.9)	(191.0)	23.6	4,036.1	125.5	4,097.8	100.9
Finance & Insurance	2,114.2	9.9	4.4	(48.6)	(58.2)	2.6	2,109.8	58.5	2,172.5	7.3
Real Estate	3,254.2	89.5	(203.1)	10.3	(312.5)	(5.0)	3,457.4	79.2	3,566.7	94.6
Service Industries	3,096.9	131.1	(182.5)	(12.0)	(469.6)	28.3	3,279.4	143.1	3,566.5	102.8
Local Governments	327.3	—	41.4	—	35.0	—	285.9	—	292.3	—
Governments	4,164.1	—	669.6	—	647.0	—	3,494.4	—	3,517.1	—
Other	11,585.9	123.2	50.8	2.8	64.9	12.3	11,535.1	120.4	11,521.0	110.8
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	33,745.8	626.5	226.2	(56.1)	(319.2)	58.5	33,519.5	682.7	34,065.0	568.0

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	19,507.7	422.1	(381.1)	6.6	(1,074.8)	(36.3)	19,888.9	415.4	20,582.6	458.4
Manufacturing	3,498.7	29.3	(174.7)	10.0	(81.6)	15.1	3,673.5	19.2	3,580.4	14.1
Agriculture	0.9	—	(0.0)	—	(0.1)	—	0.9	—	1.0	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.0	—	(0.3)	—	(0.3)	—	0.4	—	0.4	—
Mining	88.4	—	(28.2)	—	(34.6)	(0.0)	116.6	—	123.0	0.0
Construction	471.8	17.9	(17.5)	4.1	(8.7)	0.1	489.4	13.8	480.5	17.7
Utilities	505.5	—	19.2	(0.3)	(50.9)	(0.0)	486.3	0.3	556.4	0.0
Communication	262.6	0.5	4.7	(6.0)	(38.3)	(0.0)	257.8	6.5	300.9	0.5
Transportation	1,527.7	93.4	84.9	(6.3)	(38.2)	5.8	1,442.7	99.7	1,565.9	87.5
Wholesale & Retail	1,458.6	84.8	21.9	0.2	(68.1)	(0.9)	1,436.7	84.5	1,526.8	85.7
Finance & Insurance	3,762.2	136.9	97.4	10.5	(307.6)	(93.4)	3,664.8	126.4	4,069.9	230.3
Real Estate	2,354.2	5.5	123.7	(1.0)	61.9	(5.6)	2,230.4	6.5	2,292.2	11.2
Service Industries	3,670.5	52.4	(158.2)	(5.1)	(211.0)	42.1	3,828.7	57.5	3,881.5	10.3
Local Governments	69.9	—	7.7	—	7.7	—	62.1	—	62.1	—
Governments	1,176.0	—	(272.2)	—	(311.8)	—	1,448.3	—	1,487.8	—
Other	660.2	1.0	(89.4)	0.5	7.1	0.3	749.6	0.5	653.1	0.7
Overseas Total (including Loans Booked Offshore)	8,931.8	37.4	(275.0)	(3.7)	779.6	(1.3)	9,206.8	41.1	8,152.2	38.7
Governments	341.4	0.0	95.9	0.0	47.3	(2.8)	245.5	0.0	294.0	2.9
Financial Institutions	2,253.8	—	(441.9)	(15.3)	407.8	(6.4)	2,695.8	15.3	1,846.0	6.4
Other	6,336.4	37.3	70.9	11.6	324.4	8.0	6,265.5	25.7	6,012.0	29.3

Total	28,439.6	459.5	(656.2)	2.9	(295.2)	(37.6)	29,095.8	456.6	28,734.8	497.1

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	5,857.8	51.7	(4.0)	(7.2)	(457.4)	(62.0)	5,861.8	58.9	6,315.3	113.8
Manufacturing	472.4	0.2	4.8	(1.5)	55.1	(1.8)	467.6	1.8	417.3	2.0
Agriculture	—	—	—	—	—	—	—	—	—	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining	5.3	—	(0.9)	—	(1.0)	—	6.2	—	6.3	—
Construction	137.7	1.4	(6.8)	1.2	13.7	0.2	144.6	0.1	123.9	1.2
Utilities	98.4	—	3.6	—	2.6	—	94.7	—	95.7	—
Communication	1,308.3	0.0	(30.3)	0.0	(76.6)	0.0	1,338.7	—	1,385.0	—
Transportation	183.4	1.3	(1.1)	(1.0)	(19.8)	(43.4)	184.5	2.3	203.3	44.7
Wholesale & Retail	226.9	2.3	5.3	0.8	(1.5)	0.8	221.6	1.4	228.5	1.4
Finance & Insurance	743.3	30.6	120.0	(0.8)	231.4	(4.1)	623.2	31.5	511.8	34.7
Real Estate	899.6	4.8	31.4	(1.1)	46.8	(3.2)	868.1	5.9	852.8	8.0
Service Industries	334.4	2.7	1.8	(0.1)	58.6	(5.5)	332.5	2.8	275.8	8.2
Local Governments	36.6	3.0	(1.7)	(0.8)	(2.3)	(0.9)	38.4	3.8	39.0	3.9
Governments	—	—	(100.0)	—	(700.0)	—	100.0	—	700.0	—
Other	1,410.9	5.0	(30.2)	(3.7)	(64.4)	(4.1)	1,441.1	8.8	1,475.4	9.2
Overseas Total (including Loans Booked Offshore)	14.3	—	(0.2)	—	8.0	(1.6)	14.5	—	6.3	1.6
Governments	1.3	—	(0.2)	—	(0.3)	(1.6)	1.5	—	1.6	1.6
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	12.9	—	(0.0)	—	8.3	—	12.9	—	4.6	—

Total	5,872.1	51.7	(4.3)	(7.2)	(449.4)	(63.7)	5,876.4	58.9	6,321.6	115.5

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2008		Change from September 30, 2007		Change from March 31, 2007		As of September 30, 2007		As of March 31, 2007
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,163.9	63.5	(60.3)	(8.2)	(39.0)	(8.3)	1,224.2	71.7	1,203.0	71.9
Manufacturing	120.6	65.7	11.1	(0.5)	34.2	(6.4)	109.4	66.3	86.4	72.1
Agriculture	0.3	61.7	0.2	(1.8)	0.2	(38.2)	0.0	63.5	0.0	100.0
Forestry	—	—	—	—	(0.0)	(68.4)	—	—	0.0	68.4
Fishery	0.1	104.4	0.0	85.0	0.0	84.9	0.1	19.4	0.1	19.4
Mining	0.1	60.8	(0.7)	(6.5)	0.0	43.6	0.8	67.4	0.0	17.2
Construction	54.2	66.1	7.6	2.1	(0.3)	8.5	46.6	63.9	54.5	57.6
Utilities	0.0	100.0	(0.3)	75.5	(0.0)	—	0.3	24.4	0.0	100.0
Communication	10.8	64.0	(5.0)	(2.7)	4.4	(2.6)	15.8	66.7	6.4	66.6
Transportation	117.1	47.2	(23.0)	(32.0)	(64.3)	(25.9)	140.1	79.3	181.4	73.1
Wholesale & Retail	218.8	55.2	0.8	(1.0)	26.1	(1.3)	218.0	56.2	192.7	56.5
Finance & Insurance	177.5	38.6	(39.2)	(19.1)	(100.5)	(31.7)	216.8	57.7	278.0	70.4
Real Estate	100.6	86.3	8.4	(0.8)	(13.5)	0.5	92.2	87.1	114.1	85.8
Service Industries	189.5	64.0	(19.2)	(13.7)	65.5	0.4	208.8	77.7	124.0	63.5
Local Governments	30.6	100.0	(0.8)	—	(0.8)	—	31.5	100.0	31.4	100.0
Other	143.1	93.0	(0.1)	1.1	9.9	2.0	143.3	91.8	133.1	90.9
Overseas Total (including Loans Booked Offshore)	39.2	84.5	(5.2)	0.6	(4.4)	20.0	44.4	83.8	43.7	64.5
Governments	0.0	67.6	0.0	0.2	(4.5)	50.4	0.0	67.4	4.6	17.2
Financial Institutions	0.0	99.9	(16.1)	1.8	(7.2)	5.7	16.2	98.0	7.3	94.2
Other	39.1	84.5	10.9	8.7	7.3	19.9	28.1	75.7	31.7	64.5

Total	1,203.2	64.1	(65.5)	(7.9)	(43.4)	(7.3)	1,268.7	72.0	1,246.7	71.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Housing and Consumer Loans	12,121.7	41.1	6.2	12,080.5	12,115.5
Housing Loans for owner’s residential housing	9,778.7	65.0	94.3	9,713.6	9,684.3

Mizuho Bank
Housing and Consumer Loans	11,807.3	50.6	25.7	11,756.6	11,781.5
Housing Loans	10,723.8	3.3	(37.1)	10,720.5	10,761.0
for owner’s residential housing	9,514.4	70.7	105.6	9,443.6	9,408.7
Consumer loans	1,083.4	47.3	62.9	1,036.1	1,020.5

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	314.4	(9.5)	(19.5)	323.9	333.9
Housing Loans for owner’s residential housing	264.3	(5.7)	(11.2)	270.0	275.5

*	Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	60.1	(1.9)	(1.9)	62.1	62.0
Loans to SMEs and Individual Customers	35,560.7	(1,252.9)	(2,289.3)	36,813.7	37,850.1
* Loans to MHFG are included as follows:
As of March 31, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)
As of September 30, 2007: ¥1,130.0 billion (from MHBK ¥565.0 billion; from MHCB ¥565.0 billion)
As of March 31, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	73.1	(2.1)	(3.3)	75.2	76.4
Loans to SMEs and Individual Customers	24,681.6	(557.7)	(1,358.5)	25,239.3	26,040.1

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	43.1	(1.7)	(1.2)	44.9	44.3
Loans to SMEs and Individual Customers	8,411.7	(518.5)	(721.0)	8,930.3	9,132.8

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	42.1	(2.9)	(0.2)	45.1	42.3
Loans to SMEs and Individual Customers	2,467.3	(176.6)	(209.7)	2,644.0	2,677.1

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Loan amount	0.8	(0.3)	(44.8)	1.1	45.6
Number of Restructuring Countries*	4	—	—	4	4

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2008		Change from September 30, 2007		Change from March 31, 2007		As of September 30, 2007		As of March 31, 2007
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	2,066.9	5.9	(48.4)	(2.2)	(415.8)	(12.0)	2,115.3	8.2	2,482.7	18.0
Hong Kong	433.9	0.2	(20.3)	(0.4)	32.4	(0.5)	454.2	0.6	401.5	0.8
Korea	341.1	—	(29.1)	—	(100.8)	—	370.3	—	441.9	—
Singapore	335.5	—	5.7	—	37.6	(1.1)	329.7	—	297.9	1.1
China*	24.3	1.4	(0.4)	0.6	(396.1)	(6.1)	24.7	0.8	420.4	7.6
Central and South America	2,292.5	0.1	53.8	(0.5)	128.3	(0.1)	2,238.6	0.6	2,164.2	0.2
North America	2,353.6	4.1	(146.2)	(1.3)	229.9	(1.6)	2,499.8	5.5	2,123.6	5.7
Eastern Europe	88.6	—	27.0	—	46.5	—	61.6	—	42.0	—
Western Europe	3,262.9	23.6	(103.3)	7.0	782.1	17.8	3,366.3	16.5	2,480.8	5.8
Other	1,045.0	3.9	(48.8)	(0.4)	186.5	(0.0)	1,093.8	4.4	858.4	4.0

Total	11,109.7	37.8	(265.9)	2.4	957.7	3.9	11,375.7	35.4	10,152.0	33.9

*	The decrease in China is due to the affect of the establishment of Mizuho Corporate Bank (China), Ltd in June 2007 and other.

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated
	(Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Net Deferred Tax Assets (A)	596.5	285.1	425.7	311.3	170.8
(Reference)
Tier I Capital (B)	4,880.1	(38.5)	(53.3)	4,918.7	4,933.5
(A)/(B) (%)	12.2	5.8	8.7	6.3	3.4
Non-Consolidated

	(Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Mizuho Bank
Total Deferred Tax Assets (A)	984.2	(37.4)	(67.4)	1,021.6	1,051.7
Total Deferred Tax Liabilities (B)	(235.8)	61.6	102.1	(297.5)	(337.9)
(A) + (B)	748.3	24.2	34.6	724.1	713.7
Valuation Allowance	(375.7)	(18.8)	5.7	(356.8)	(381.5)
Net Deferred Tax Assets (C)	372.5	5.3	40.3	367.2	332.1
(Reference)
Tier I Capital (D)	1,887.1	(97.5)	(78.1)	1,984.7	1,965.3
(C)/(D) (%)	19.7	1.2	2.8	18.5	16.9

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,455.7	73.8	(3.0)	1,381.8	1,458.7
Total Deferred Tax Liabilities (B)	(310.3)	302.1	435.7	(612.4)	(746.0)
(A) + (B)	1,145.4	376.0	432.7	769.3	712.7
Valuation Allowance	(1005.1)	(140.7)	(111.4)	(864.3)	(893.6)
Net Deferred Tax Assets (C)	140.2	235.2	321.2	(94.9)	(180.9)
(Reference)
Tier I Capital (D)	2,505.9	(647.9)	(416.9)	3,153.8	2,922.8
(C)/(D) (%)	5.5	8.6	11.7	(3.0)	(6.1)

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	229.4	(12.9)	(31.9)	242.4	261.4
Total Deferred Tax Liabilities (B)	(29.4)	14.8	24.1	(44.2)	(53.5)
(A) + (B)	200.0	1.9	(7.8)	198.1	207.8
Valuation Allowance	(162.0)	10.3	27.0	(172.4)	(189.0)
Net Deferred Tax Assets (C)	37.9	12.2	19.1	25.7	18.8
(Reference)
Tier I Capital (D)	366.0	21.0	12.8	344.9	353.2
(C)/(D) (%)	10.3	2.9	5.0	7.4	5.3

Aggregated Figures of the 3 Banks
Total Deferred Tax Assets (A)	2,669.4	23.4	(102.5)	2,645.9	2,771.9
Total Deferred Tax Liabilities (B)	(575.6)	378.6	562.0	(954.3)	(1,137.6)
(A) + (B)	2,093.8	402.1	459.5	1,691.6	1,634.3
Valuation Allowance	(1,543.0)	(149.3)	(78.6)	(1,393.6)	(1,464.3)
Net Deferred Tax Assets (C)	550.8	252.8	380.8	297.9	169.9
(Reference)
Tier I Capital (D)	4,759.1	(724.4)	(482.2)	5,483.6	5,241.3
(C)/(D) (%)	11.5	6.1	8.3	5.4	3.2

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Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Fiscal 2007 (estimate)	275.0	490.0	70.0
Fiscal 2006	128.6	438.4	83.1
Fiscal 2005	124.2	211.0	24.9
Fiscal 2004	36.8	485.1	44.8
Fiscal 2003	396.3	423.4	66.7

(Notes)

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figures for Fiscal 2007 are estimates of taxable income before deducting tax losses carried forward from prior years.

3-39

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2008 to March 31, 2013)			(Reference) Fiscal 2007
Gross Profits	1	4,813.0			942.8
General and Administrative Expenses	2	(2,863.0)			(537.2)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,950.0			405.6
Credit-related Costs	4	(600.0)			(179.4)
Income before Income Taxes	5	1,075.0			239.0
Tax Adjustments *1	6	336.8
Taxable Income before Current Temporary Differences *2	7	1,411.8
Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	573.2	ð	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2008.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Reserves for Possible Losses on Loans	10	160.7	(1.3)	18.9	162.1	141.8
Devaluation of Securities	11	215.0	(0.3)	3.4	215.4	211.6
Net Unrealized Losses on Other Securities	12	41.5	33.0	41.5	8.5	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	14.6	(20.8)	(25.6)	35.5	40.3
Tax Losses Carried Forward	15	333.0	(47.5)	(111.5)	380.5	444.5
Other	16	219.1	(0.3)	5.6	219.4	213.4

Total Deferred Tax Assets	17	984.2	(37.4)	(67.4)	1,021.6	1,051.7

Valuation Allowance	18	(375.7)	(18.8)	5.7	(356.8)	(381.5)

Sub Total [ 17 + 18 ]	19	608.4	(56.3)	(61.7)	664.7	670.1

Amount related to Retirement Benefits Accounting *	20	(154.4)	(8.5)	(17.4)	(145.9)	(137.0)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(17.2)	63.5	110.8	(80.8)	(128.1)
Net Deferred Hedge Gains	23	—	—	—	—	—
Other	24	(64.1)	6.6	8.6	(70.8)	(72.7)

Total Deferred Tax Liabilities	25	(235.8)	61.6	102.1	(297.5)	(337.9)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	372.5	5.3	40.3	367.2	332.1

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	573.2	(130.1)	(19.9)	703.3	593.1
Net Unrealized Gains on Other Securities [22]	28	(17.2)	63.5	110.8	(80.8)	(128.1)
Net Deferred Hedge Losses [14]	29	14.6	(20.8)	(25.6)	35.5	40.3
Net Deferred Hedge Gains [23]	30	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(198.0)	92.8	(24.8)	(290.8)	(173.1)

*	Amount related to Retirement Benefits Accounting includes ¥(87.4) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,813.0 billion [1]

General and Administrative Expenses: ¥2.863.0 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,950.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥1,075.0 billion [5]

Taxable Income before Current Temporary Differences: ¥1,411.8 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥984.2 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥375.7 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥235.8 billion [25], ¥372.5 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-40

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2008 to March 31, 2013)			(Reference) Fiscal 2007
Gross Profits	1	2,782.5			606.3
General and Administrative Expenses	2	(1,307.5)			(236.1)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,475.0			370.2
Credit-related Costs	4	(165.0)			70.9
Income before Income Taxes	5	1,192.0			(10.1)
Tax Adjustments *1	6	(75.1)
Taxable Income before Current Temporary Differences *2	7	1,116.8
Statutory tax rate	8	40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	454.0	ð	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2008.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Reserves for Possible Losses on Loans	10	98.1	(54.4)	(76.0)	152.6	174.1
Devaluation of Securities	11	522.2	263.9	279.3	258.3	242.8
Net Unrealized Losses on Other Securities	12	18.3	7.2	18.3	11.1	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	(32.7)	(44.7)	32.7	44.7
Tax Losses Carried Forward	15	689.8	(119.4)	(197.1)	809.3	886.9
Other	16	127.0	9.4	17.0	117.6	110.0

Total Deferred Tax Assets	17	1,455.7	73.8	(3.0)	1,381.8	1,458.7

Valuation Allowance	18	(1,005.1)	(140.7)	(111.4)	(864.3)	(893.6)

Sub Total [ 17 + 18 ]	19	450.5	(66.9)	(114.5)	517.4	565.0

Amount related to Retirement Benefits Accounting *	20	(63.8)	(5.3)	(10.7)	(58.5)	(53.1)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(169.2)	342.6	479.1	(511.9)	(648.3)
Net Deferred Hedge Gains	23	(34.2)	(34.2)	(34.2)	—	—
Other	24	(42.9)	(0.9)	1.6	(42.0)	(44.5)

Total Deferred Tax Liabilities	25	(310.3)	302.1	435.7	(612.4)	(746.0)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	140.2	235.2	321.2	(94.9)	(180.9)

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	454.0	11.7	16.1	442.3	437.8
Net Unrealized Gains on Other Securities [22]	28	(169.2)	342.6	479.1	(511.9)	(648.3)
Net Deferred Hedge Losses [14]	29	—	(32.7)	(44.7)	32.7	44.7
Net Deferred Hedge Gains [23]	30	(34.2)	(34.2)	(34.2)	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(110.2)	(52.0)	(95.0)	(58.1)	(15.2)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,782.5 billion [1]

General and Administrative Expenses: ¥1,307.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,475.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥1,192.0 billion [5]

Taxable Income before Current Temporary Differences: ¥1,116.8 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,455.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥1,005.1 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥310.3 billion [25], ¥140.2 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-41

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2008 to March 31, 2013)			(Reference) Fiscal 2007
Gross Profits	1	678.7			172.6
General and Administrative Expenses	2	(450.2)			(86.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	228.5			85.8
Credit-related Costs	4	(25.0)			15.8
Income before Income Taxes	5	156.0			100.7
Tax Adjustments *1	6	(3.7)
Taxable Income before Current Temporary Differences *2	7	152.2
Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	61.8	ð	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2008.

2. Breakdown of Deferred Tax Assets
		(Billions of yen)
		As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Reserves for Possible Losses on Loans	10	6.3	0.2	(7.2)	6.1	13.6
Devaluation of Securities	11	60.9	0.4	1.3	60.4	59.5
Net Unrealized Losses on Other Securities	12	8.9	2.4	5.3	6.5	3.6
Reserve for Employee Retirement Benefits	13	6.4	(0.7)	(1.4)	7.1	7.9
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	127.0	(15.6)	(30.0)	142.7	157.0
Other	16	19.6	0.3	0.0	19.3	19.6

Total Deferred Tax Assets	17	229.4	(12.9)	(31.9)	242.4	261.4

Valuation Allowance	18	(162.0)	10.3	27.0	(172.4)	(189.0)
Sub Total [ 17 + 18 ]	19	67.4	(2.5)	(4.9)	69.9	72.3

Amount related to Retirement Benefits Accounting *	20	(6.2)	—	—	(6.2)	(6.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(19.0)	17.8	26.2	(36.8)	(45.3)
Net Deferred Hedge Gains	23	(3.0)	(2.8)	(2.4)	(0.2)	(0.5)
Other	24	(1.0)	(0.1)	0.3	(0.9)	(1.4)

Total Deferred Tax Liabilities	25	(29.4)	14.8	24.1	(44.2)	(53.5)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	37.9	12.2	19.1	25.7	18.8

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	61.8	(8.1)	(5.2)	69.9	67.0
Net Unrealized Gains on Other Securities [22]	28	(19.0)	17.8	26.2	(36.8)	(45.3)
Net Deferred Hedge Losses [14]	29	—	—	—	—	—
Net Deferred Hedge Gains [23]	30	(3.0)	(2.8)	(2.4)	(0.2)	(0.5)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(1.7)	5.4	0.5	(7.1)	(2.3)

*	Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥678.7 billion [1]

General and Administrative Expenses: ¥450.2 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥228.5 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥156.0 billion [5]

Taxable Income before Current Temporary Differences: ¥152.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥229.4 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥162.0 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥29.4 billion [25], ¥37.9 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-42

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (April 1, 2008 to March 31, 2013)			(Reference) Fiscal 2007
Gross Profits	1	8,274.2			1,721.8
General and Administrative Expenses	2	(4,620.7)			(860.1)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,653.5			861.7
Credit-related Costs	4	(790.0)			(92.5)
Income before Income Taxes	5	2,423.0			329.6
Tax Adjustments *1	6	258.0
Taxable Income before Current Temporary Differences *2	7	2,681.0
Statutory tax rate	8	40.60%~40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	1,089.0	ð	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2008.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Reserves for Possible Losses on Loans	10	265.2	(55.5)	(64.3)	320.8	329.6
Devaluation of Securities	11	798.2	263.9	284.2	534.2	514.0
Net Unrealized Losses on Other Securities	12	68.8	42.7	65.2	26.1	3.6
Reserve for Employee Retirement Benefits	13	6.4	(0.7)	(1.4)	7.1	7.9
Net Deferred Hedge Losses	14	14.6	(53.6)	(70.3)	68.3	85.0
Tax Losses Carried Forward	15	1,149.9	(182.6)	(338.6)	1,332.6	1,488.6
Other	16	365.8	9.4	22.8	356.4	343.0

Total Deferred Tax Assets	17	2,669.4	23.4	(102.5)	2,645.9	2,771.9

Valuation Allowance	18	(1,543.0)	(149.3)	(78.6)	(1,393.6)	(1,464.3)

Sub Total [ 17 + 18 ]	19	1,126.4	(125.8)	(181.1)	1,252.2	1,307.6

Amount related to Retirement Benefits Accounting *	20	(224.5)	(13.8)	(28.1)	(210.7)	(196.3)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(205.6)	424.0	616.2	(629.6)	(821.9)
Net Deferred Hedge Gains	23	(37.2)	(37.0)	(36.7)	(0.2)	(0.5)
Other	24	(108.1)	5.5	10.6	(113.7)	(118.7)

Total Deferred Tax Liabilities	25	(575.6)	378.6	562.0	(954.3)	(1,137.6)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	550.8	252.8	380.8	297.9	169.9

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	1,089.0	(126.5)	(9.0)	1,215.6	1,098.1
Net Unrealized Gains on Other Securities [22]	28	(205.6)	424.0	616.2	(629.6)	(821.9)
Net Deferred Hedge Losses [14]	29	14.6	(53.6)	(70.3)	68.3	85.0
Net Deferred Hedge Gains [23]	30	(37.2)	(37.0)	(36.7)	(0.2)	(0.5)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(310.0)	46.1	(119.3)	(356.2)	(190.7)

*	Amount related to Retirement Benefits Accounting includes ¥(120.7) billion related to gains on securities contributed to employee retirement benefit trust.

3-43

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Deposits	67,461.9	3,016.8	1,930.2	64,445.0	65,531.7

Individual Deposits	33,880.8	762.8	1,457.8	33,118.0	32,422.9
Corporate Deposits	27,418.2	1,080.4	353.0	26,337.7	27,065.1
Financial/Government Institutions	6,162.8	1,173.5	119.2	4,989.3	6,043.6

Mizuho Bank
Deposits	54,388.7	2,427.6	1,463.2	51,961.0	52,925.5

Individual Deposits	32,034.0	754.2	1,429.1	31,279.7	30,604.9
Corporate Deposits	18,725.5	726.3	82.1	17,999.1	18,643.4
Financial/Government Institutions	3,629.1	947.0	(48.0)	2,682.1	3,677.1

Mizuho Corporate Bank
Deposits	10,380.8	872.5	585.2	9,508.2	9,795.5

Individual Deposits	5.7	0.3	(2.6)	5.3	8.3
Corporate Deposits	8,084.5	457.3	344.0	7,627.2	7,740.4
Financial/Government Institutions	2,290.5	414.9	243.8	1,875.5	2,046.6

Mizuho Trust & Banking
Deposits	2,692.3	(283.4)	(118.3)	2,975.7	2,810.6

Individual Deposits	1,841.0	8.2	31.3	1,832.8	1,809.6
Corporate Deposits	608.0	(103.2)	(73.1)	711.3	681.2
Financial/Government Institutions	243.1	(188.3)	(76.5)	431.5	319.7

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-44

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

*	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	—	(2)	4	6
Employees (excluding Executive Officers)	265	7	7	258	258
* 3 members of the Board of Directors and Auditors double as directors of the banking subsidiaries. Non-Consolidated Aggregated Figures of the 3 Banks
	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Members of the Board of Directors and Auditors	31	—	1	31	30
Executive Officers (excluding those doubling as directors)	88	(3)	1	91	87
Employees (excluding Executive Officers)	27,854	(596)	641	28,450	27,213
* The numbers have been adjusted for Members of the Board of Directors and Auditors doubling other positions.

Mizuho Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	32	(1)	4	33	28
Employees (excluding Executive Officers)	17,271	(604)	871	17,875	16,400

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	11	—	1	11	10
Executive Officers (excluding those doubling as directors)	38	(1)	(3)	39	41
Employees (excluding Executive Officers)	7,619	51	(393)	7,568	8,012

Mizuho Trust & Banking
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	18	(1)	—	19	18
Employees (excluding Executive Officers)	2,964	(43)	163	3,007	2,801

3-45

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2008	Change from September 30, 2007	Change from March 31, 2007	As of September 30, 2007	As of March 31, 2007
Head Offices and Domestic Branches	434	10	20	424	414
Overseas Branches	21	1	(3)	20	24
Domestic Sub-Branches	41	(8)	(16)	49	57
Overseas Sub-Branches	9	1	3	8	6
Overseas Representative Offices	9	—	(2)	9	11

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (33), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank
Head Office and Domestic Branches	381	10	20	371	361
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	39	(8)	(16)	47	55
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (16), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank
Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	21	1	(3)	20	24
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	9	1	3	8	6
Overseas Representative Offices	8	—	(2)	8	10

* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (17).

Mizuho Trust & Banking
Head Office and Domestic Branches	35	—	—	35	35
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	2	—	—	2	2
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	1	—	—	1	1

3-46

Mizuho Financial Group, Inc.

4. Earnings Estimates for Fiscal 2008

Consolidated

(Billions of yen)
Fiscal 2008
Ordinary Income	4,300.0
Ordinary Profits	770.0
Net Income	560.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2008 Aggregated Figures
		MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	790.0	410.0	300.0	80.0
Ordinary Profits	617.0	230.0	320.0	67.0
Net Income	515.0	190.0	270.0	55.0

Credit-related Costs	(105.0)	(120.0)	20.0	(5.0)

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)
Fiscal 2008
Operating Income	450.0
Operating Profits	430.0
Ordinary Profits	410.0
Net Income	450.0

3-47

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥3,272,160	¥2,838,104	¥434,056
Call Loans	4,668,200	4,340,000	328,200
Guarantee Deposits Paid under Securities Borrowing Transactions	3,131,603	2,634,880	496,722
Other Debt Purchased	2,333,582	2,313,455	20,127
Trading Assets	1,179,748	839,706	340,042
Money Held in Trust	1,500	686	814
Securities	15,151,302	15,226,739	(75,437)
Loans and Bills Discounted	33,745,801	34,065,059	(319,257)
Foreign Exchange Assets	120,477	131,895	(11,418)
Other Assets	2,701,901	2,530,250	171,651
Tangible Fixed Assets	604,504	603,955	549
Intangible Fixed Assets	130,249	119,882	10,366
Deferred Debenture Charges	—	21	(21)
Deferred Tax Assets	372,563	332,168	40,394
Customers’ Liabilities for Acceptances and Guarantees	1,157,505	1,322,242	(164,737)
Reserves for Possible Losses on Loans	(347,614)	(340,828)	(6,786)
Reserve for Possible Losses on Investments	(84,022)	(83,430)	(591)

Total Assets	¥68,139,465	¥66,874,790	¥1,264,674

Liabilities
Deposits	¥54,479,674	¥53,118,788	¥1,360,885
Negotiable Certificates of Deposit	1,613,280	1,228,710	384,570
Debentures	971,953	1,564,366	(592,413)
Call Money	1,433,100	1,509,400	(76,300)
Payables under Repurchase Agreements	495,835	2,999	492,836
Guarantee Deposits Received under Securities Lending Transactions	1,375,995	1,499,943	(123,948)
Trading Liabilities	280,431	231,277	49,154
Borrowed Money	1,115,189	1,177,230	(62,040)
Foreign Exchange Liabilities	13,706	13,703	3
Bonds and Notes	662,500	522,500	140,000
Other Liabilities	2,617,813	2,509,448	108,364
Reserve for Bonus Payments	9,187	7,644	1,543
Reserve for Director and Corporate Auditor Retirement Benefits	1,974	1,676	298
Reserve for Frequent Users Services	8,314	3,773	4,541
Reserve for Reimbursement of Deposits	8,739	—	8,739
Deferred Tax Liabilities for Revaluation Reserve for Land	77,956	79,797	(1,840)
Acceptances and Guarantees	1,157,505	1,322,242	(164,737)

Total Liabilities	66,323,157	64,793,501	1,529,656

Net Assets
Common Stock and Preferred Stock	650,000	650,000	—
Capital Surplus	762,345	762,345	—
Capital Reserve	762,345	762,345	—
Other Capital Surplus	—	—	—
Retained Earnings	362,006	363,825	(1,818)
Appropriated Reserve	—	—	—
Other Retained Earnings	362,006	363,825	(1,818)
Retained Earnings Brought Forward	362,006	363,825	(1,818)

Total Shareholders’ Equity	1,774,352	1,776,171	(1,818)

Net Unrealized Gains on Other Securities, net of Taxes	(46,300)	251,748	(298,049)
Net Deferred Hedge Losses, net of Taxes	(21,482)	(59,027)	37,545
Revaluation Reserve for Land, net of Taxes	109,738	112,397	(2,659)

Total Valuation and Translation Adjustments	41,955	305,118	(263,162)

Total Net Assets	1,816,308	2,081,289	(264,981)
Total Liabilities and Net Assets	¥68,139,465	¥66,874,790	¥1,264,674

3-48

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Change (A) - (B)
Ordinary Income	¥1,441,383	¥1,264,218	¥177,164
Interest Income	892,327	747,368	144,959
Interest on Loans and Bills Discounted	621,046	539,736	81,309
Interest and Dividends on Securities	165,500	137,793	27,706
Fee and Commission Income	238,378	262,325	(23,947)
Trading Income	122,597	36,919	85,677
Other Operating Income	67,258	167,984	(100,726)
Other Ordinary Income	120,821	49,620	71,201

Ordinary Expenses	1,219,477	1,085,125	134,351
Interest Expenses	285,427	153,538	131,889
Interest on Deposits	156,643	79,750	76,892
Interest on Debentures	3,068	2,545	522
Fee and Commission Expenses	49,343	45,630	3,712
Trading Expenses	—	1,187	(1,187)
Other Operating Expenses	42,956	35,717	7,239
General and Administrative Expenses	558,913	536,875	22,038
Other Ordinary Expenses	282,835	312,175	(29,340)

Ordinary Profits	221,905	179,092	42,812

Extraordinary Gains	24,032	121,850	(97,817)

Extraordinary Losses	6,911	16,662	(9,751)

Income before Income Taxes	239,027	284,280	(45,253)

Income Taxes:
Current	502	500	1
Deferred	42,997	77,490	(34,493)

Net Income	¥195,527	¥206,289	¥(10,761)

3-49

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
						Retained Earnings Brought Forward
Balance as of March 31, 2007	¥650,000	¥762,345	—	¥762,345	—	¥363,825	¥363,825	—	¥1,776,171	¥251,748	(59,027)	¥112,397	¥305,118	¥2,081,289

Changes during the fiscal year
Cash Dividends	—	—	—	—	—	(200,003)	(200,003)	—	(200,003)	—	—	—	—	(200,003)
Net Income	—	—	—	—	—	195,527	195,527	—	195,527	—	—	—	—	195,527
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(1)	(1)	—	—	—	—	(1)
Cancellation of Treasury Stock	—	—	(1)	(1)	—	—	—	1	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	2,659	2,659	—	2,659	—	—	—	—	2,659
Transfer from Other Capital Surplus to Other Retained Earnings	—	—	1	1	—	(1)	(1)	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(298,049)	37,545	(2,659)	(263,162)	(263,162)

Total Changes during the fiscal year	—	—	—	—	—	(1,818)	(1,818)	—	(1,818)	(298,049)	37,545	(2,659)	(263,162)	(264,981)

Balance as of March 31, 2008	¥650,000	¥762,345	—	¥762,345	—	¥362,006	¥362,006	—	¥1,774,352	¥(46,300)	¥(21,482)	¥109,738	¥41,955	¥1,816,308

3-50

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,393,670	¥2,029,748	¥(636,078)
Call Loans	272,402	290,596	(18,193)
Receivables under Resale Agreements	1,856,338	1,742,202	114,135
Guarantee Deposits Paid under Securities Borrowing Transactions	2,832,786	1,614,829	1,217,957
Other Debt Purchased	176,024	204,962	(28,937)
Trading Assets	3,895,842	2,559,277	1,336,565
Money Held in Trust	2,026	2,362	(335)
Securities	17,494,803	19,457,137	(1,962,333)
Loans and Bills Discounted	28,439,602	28,734,856	(295,253)
Foreign Exchange Assets	586,120	752,828	(166,707)
Derivatives other than for Trading	7,356,191	3,633,362	3,722,828
Other Assets	2,599,072	1,180,165	1,418,907
Tangible Fixed Assets	122,293	122,416	(123)
Intangible Fixed Assets	82,005	67,497	14,508
Deferred Debenture Charges	—	0	(0)
Deferred Tax Assets	140,262	—	140,262
Customers’ Liabilities for Acceptances and Guarantees	4,532,620	4,072,678	459,941
Reserves for Possible Losses on Loans	(216,809)	(353,347)	136,538
Reserve for Possible Losses on Investments	(1,491)	(100)	(1,391)

Total Assets	¥71,563,763	¥66,111,474	¥5,452,289

Liabilities
Deposits	¥19,598,671	¥19,257,823	¥340,847
Negotiable Certificates of Deposit	8,036,781	7,369,439	667,341
Debentures	2,199,100	3,203,020	(1,003,920)
Call Money	8,968,569	8,811,369	157,200
Payables under Repurchase Agreements	5,598,199	6,072,047	(473,848)
Guarantee Deposits Received under Securities Lending Transactions	2,604,496	1,233,785	1,370,710
Trading Liabilities	3,170,152	1,922,795	1,247,357
Borrowed Money	3,747,304	4,424,227	(676,923)
Foreign Exchange Liabilities	241,119	356,761	(115,642)
Short-term Bonds	490,000	402,600	87,400
Bonds and Notes	1,426,971	738,809	688,162
Derivatives other than for Trading	6,929,113	3,901,709	3,027,404
Other Liabilities	1,398,066	629,368	768,697
Reserve for Bonus Payments	3,570	2,751	819
Reserve for Director and Corporate Auditor Retirement Benefits	2,459	2,381	78
Reserve for Possible Losses on Sales of Loans	50,895	—	50,895
Reserve for Contingencies	1,505	1,376	128
Deferred Tax Liabilities	—	180,984	(180,984)
Deferred Tax Liabilities for Revaluation Reserve for Land	27,140	27,475	(335)
Acceptances and Guarantees	4,532,620	4,072,678	459,941

Total Liabilities	69,026,738	62,611,407	6,415,331

Net Assets
Common Stock and Preferred Stock	1,070,965	1,070,965	—
Capital Surplus	330,334	330,334	—
Capital Reserve	330,334	330,334	—
Other Capital Surplus	—	—	—
Retained Earnings	701,930	990,210	(288,280)
Appropriated Reserve	70,700	30,700	40,000
Other Retained Earnings	631,229	959,510	(328,281)
Retained Earnings Brought Forward	631,229	959,510	(328,281)

Total Shareholders’ Equity	2,103,229	2,391,510	(288,280)

Net Unrealized Gains on Other Securities, net of Taxes	346,058	1,135,629	(789,570)
Net Deferred Hedge Losses, net of Taxes	50,006	(65,292)	115,298
Revaluation Reserve for Land, net of Taxes	37,729	38,218	(489)

Total Valuation and Translation Adjustments	433,794	1,108,556	(674,761)

Total Net Assets	2,537,024	3,500,066	(963,041)

Total Liabilities and Net Assets	¥71,563,763	¥66,111,474	¥5,452,289

3-51

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Change (A) - (B)
Ordinary Income	¥2,328,378	¥1,804,217	¥524,160
Interest Income	1,423,492	1,282,775	140,717
Interest on Loans and Bills Discounted	742,022	646,336	95,686
Interest and Dividends on Securities	467,918	421,362	46,556
Fee and Commission Income	157,307	175,401	(18,093)
Trading Income	248,743	96,961	151,782
Other Operating Income	204,379	65,061	139,318
Other Ordinary Income	294,454	184,018	110,435

Ordinary Expenses	1,956,658	1,490,608	466,049
Interest Expenses	1,129,888	976,269	153,618
Interest on Deposits	402,500	399,333	3,166
Interest on Debentures	20,914	32,032	(11,118)
Fee and Commission Expenses	37,490	39,836	(2,345)
Trading Expenses	3,467	4,160	(693)
Other Operating Expenses	256,718	52,062	204,656
General and Administrative Expenses	239,138	237,866	1,271
Other Ordinary Expenses	289,954	180,412	109,542

Ordinary Profits	371,719	313,609	58,110

Extraordinary Gains	92,672	133,063	(40,391)

Extraordinary Losses	474,537	3,159	471,378

Income before Income Taxes	(10,145)	443,513	(453,659)
Income Taxes:
Current	38	38	(0)
Deferred	78,581	120,343	(41,762)

Net Income	¥(88,764)	¥323,131	¥(411,895)

3-52

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2007	¥1,070,965	¥330,334	—	¥330,334	¥30,700	¥959,510	¥990,210	—	¥2,391,510	¥1,135,629	(65,292)	¥38,218	¥1,108,556	¥3,500,066

Changes during the period
Cash Dividends	—	—	—	—	40,000	(240,005)	(200,004)	—	(200,004)	—	—	—	—	(200,004)
Net Income	—	—	—	—	—	(88,764)	(88,764)	—	(88,764)	—	—	—	—	(88,764)
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(0)	(0)	—	—	—	—	(0)
Cancellation of Treasury Stock	—	—	(0)	(0)	—	—	—	0	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	489	489	—	489	—	—	—	—	489
Transfer from Other Capital Surplus to Other Retained Earnings	—	—	0	0	—	(0)	(0)	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(789,570)	115,298	(489)	(674,761)	(674,761)

Total Changes during the period	—	—	—	—	40,000	(328,281)	(288,280)	—	(288,280)	(789,570)	115,298	(489)	(674,761)	(963,041)

Balance as of March 31, 2008	¥1,070,965	¥330,334	—	¥330,334	¥70,700	¥631,229	¥701,930	—	¥2,103,229	¥346,058	¥50,006	¥37,729	¥433,794	¥2,537,024

3-53

(Attachment)

Change in the directors, corporate auditors and executive officers of Mizuho Financial Group

In addition to changes in the directors, corporate auditors and executive officers of Mizuho Financial Group that were previously announced on March 3, 2008, Mizuho Financial Group, Inc. hereby announces a new change as described below.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of June 26, 2008)	Current Position
Mr. Masami Ishizaka	Corporate Auditor	Okura Zaimu Kyokai Chairman
Mr. Masahiko Kadotani	Retired	Corporate Auditor

The appointment of Mr. Masami Ishizaka as corporate auditor is subject to approval at the regular general meeting of shareholders of MHFG to be held on June 26, 2008.

Mr. Ishizaka qualifies as an “outside corporate auditor” under the Company Law of Japan.

[Corporate Auditor Nominee]

(Nominee is subject to approval at the regular general meeting of shareholders to be held on June 26, 2008)

Name	Masami Ishizaka
Date of Birth	Dec. 5, 1939
Education	Mar. 1963	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Apr. 1963	Joined Ministry of Finance
	June 1993	Director-General of the Financial Bureau
	July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
	July 1995	Administrative Vice Minister
	July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan
	July 1998	Executive Vice President of Japan National Oil Corporation
	July 2004	Vice Chairman of The General Insurance Association of Japan
	Sep. 2007	Chairman of Okura Zaimu Kyokai